UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2022

IMARA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39247	81-1523849
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

116 Huntington Avenue, 6th Floor Boston, MA	02116
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 206-2020

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	IMRA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On October 13, 2022, Imara Inc., a Delaware corporation (“Imara”), Iguana Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Imara (“Merger Sub”), and Enliven Therapeutics, Inc., a Delaware corporation (“Enliven”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Enliven, with Enliven continuing as a wholly owned subsidiary of Imara and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, in the event that the former stockholders of Enliven are in “control” of Imara immediately after the Merger (within the meaning of Section 368(c) of the Code), the Merger is also intended to qualify as a non-taxable exchange of shares of Enliven common stock for Imara common stock within the meaning of Section 351(a) of the Code.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each then-outstanding share of Enliven common stock (including shares of Enliven common stock issued upon conversion of Enliven preferred stock, which conversion will occur immediately prior to the Effective Time and shares of Enliven common stock issued in the Financing Transaction (as defined below)) will be converted into the right to receive a number of shares of Imara common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to the Imara Reverse Stock Split (as defined below)) calculated in accordance with the Merger Agreement (the ratio of such conversion, the “Exchange Ratio”); and (b) each then-outstanding Enliven stock option to purchase Enliven common stock will be assumed by Imara, subject to adjustment as set forth in the Merger Agreement.

Subject to the terms and conditions of, and the calculation of the Exchange Ratio pursuant to, the Merger Agreement, it is currently anticipated that upon the closing of the Merger, pre-Merger Imara stockholders will own approximately 16% of the combined company and pre-Merger Enliven stockholders (including those purchasing Enliven shares in the Financing Transaction) will own approximately 84% of the combined company on a pro forma basis, based on the number of shares of Imara common stock expected to be issued in connection with the Merger.

The provisions for calculating the Exchange Ratio are set forth in the Merger Agreement, and assume a valuation for Enliven equal to $324.6 million, plus the proceeds of the Financing Transaction, and a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million, in each case as further described in the Merger Agreement. The Exchange Ratio is also based on the relative capitalizations of the companies. For purposes of calculating the Exchange Ratio, shares of Imara common stock underlying Imara stock options outstanding immediately prior to the Effective Time with an exercise price per share of less than or equal to $10.00 (as adjusted for the Imara Reverse Stock Split) will be deemed to be outstanding, and all shares of Enliven common stock underlying outstanding Enliven stock options, warrants and other derivative securities will be deemed to be outstanding.

In connection with the Merger, Imara will seek the approval of its stockholders to, among other things, (a) issue the shares of Imara common stock issuable in connection with the Merger under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) pursuant to the terms of the Merger Agreement (the “Required Imara Voting Proposal”), (b) amend its certificate of incorporation to effect a reverse split of Imara common stock, at a ratio to be determined prior to the Effective Time in accordance with the Merger Agreement (the “Reverse Stock Split”), which is intended to ensure that Nasdaq listing requirements are satisfied and (c) amend certain terms of Imara’s equity incentive plans as described in the Merger Agreement.

Each of Imara and Enliven has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using reasonable best efforts to obtain the requisite approvals of their respective stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (4) Imara using reasonable best efforts to maintain the existing listing of the Imara common stock on Nasdaq and Imara causing the shares of Imara common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger, (5) Imara filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Imara common stock to be issued in connection with the Merger (the “Registration Statement”) and (6) each of Imara and Enliven filing a pre-merger notification requirement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Imara stockholders of the Required Imara Voting Proposal, (2) approval by the Enliven stockholders of the adoption of the Merger Agreement, (3) Nasdaq’s approval of the listing of the shares of Imara common stock to be issued in connection with the Merger, (4) the effectiveness of the Registration Statement, (5) Imara’s net cash as determined in accordance with the Merger Agreement being between $75 million and $95 million, (6) the waiting period under the HSR Act having expired or been terminated and (7) Imara’s closing of the previously announced sale of tovinontrine (IMR-687) and all other assets of Imara related to its PDE9 program (the “Asset Sale”). Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger. Enliven’s obligation to consummate the Merger is also subject to the completion of the Financing Transaction such that Enliven receives gross proceeds of at least $131.6 million and Imara’s obligation to consummate the Merger is subject to the completion of the Financing Transaction such that Enliven receives gross proceeds of at least $75.0 million.

The Merger Agreement contains certain termination rights of each of Imara and Enliven, including, subject to compliance with the applicable terms of the Merger Agreement, the right of each party to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal. Upon termination of the Merger Agreement under specified circumstances, Imara may be required to pay Enliven a termination fee of $3.0 million and Enliven may be required to pay Imara a termination fee of $9.75 million. In addition, Enliven will be required to pay Imara a termination fee of $3 million if Enliven or Imara terminates the Merger Agreement at specified times with all conditions to closing of the Merger satisfied other than completion of the Financing Transaction such that Enliven receives gross proceeds of at least $131.6 million or $75 million, respectively.

At the Effective Time, the board of directors of the combined company is expected to consist of nine members, eight of whom will be designated by Enliven and one of whom will be designated by Imara. Enliven’s designees are expected to be the current members of the board of directors of Enliven. Imara’s designee is expected to be Rahul Ballal, Imara’s President and Chief Executive Officer.

Financing Transaction

Concurrently with the execution and delivery of the Merger Agreement, Enliven entered into a common stock purchase agreement (the “Purchase Agreement”) with certain new and existing Enliven investors, pursuant to which Enliven agreed to issue and sell to such investors, and such investors agreed to purchase from Enliven, shares of Enliven common stock for an aggregate purchase price of approximately $164.5 million (the “Financing Transaction”). The closing of the Financing Transaction is conditioned on the satisfaction or waiver of the closing conditions to the Merger as set forth in the Merger Agreement and other customary closing conditions, and is expected to occur immediately prior to the closing of the Merger, in accordance with the terms of the Purchase Agreement. The shares of Enliven common stock to be issued in connection with the Financing Transaction will be converted into the right to receive a number of shares of Imara common stock in the Merger in accordance with the Exchange Ratio (the “Converted Financing Stock”) (subject to the payment of cash in lieu of fractional shares and after giving effect to the Reverse Stock Split).

Contingent Value Rights Agreement

At or prior to the Effective Time, Imara will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”) pursuant to which Imara’s pre-Merger common stockholders will receive one contingent value right (each, a “CVR”) for each outstanding share of Imara common stock held by such stockholder on such date. Each CVR will represent the contractual right to receive payments upon the occurrence of certain events related to the Asset Sale or a potential sale or license involving IMR-261, in each case as set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that holders of CVRs will receive any amounts with respect thereto. The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Imara or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

Support Agreements and Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Enliven (solely in their respective capacities as Enliven stockholders) holding approximately 83% of the outstanding shares of Enliven capital stock entered into support agreements with Imara and Enliven to vote all of their shares of Enliven capital stock in favor of adoption of the Merger Agreement and against any alternative acquisition proposals (the “Enliven Support Agreements”) and (ii) certain stockholders of Imara (solely in their respective capacities as Imara stockholders) holding approximately 33% of the outstanding shares of Imara common stock have entered into support agreements with Imara and Enliven to vote all of their shares of Imara common stock in favor of (among other matters) the Required Imara Voting Proposal and against any alternative acquisition proposals (the “Imara Support Agreements”, and together with the Enliven Support Agreements, the “Support Agreements”).

Also concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Enliven and Imara have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of Imara common stock (excluding the Converted Financing Stock) for the 180-day period following the closing of the Merger.

The preceding summaries of the Merger Agreement, the Purchase Agreement, the CVR Agreement, the Support Agreements and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement (including the form of Purchase Agreement which is attached as an exhibit to the Merger Agreement), the form of CVR Agreement, the form of Enliven Support Agreement, the form of Imara Support Agreement, and the form of Lock-Up Agreement, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement (including the form of Purchase Agreement which is attached as an exhibit to the Merger Agreement), the form of CVR Agreement, the forms of Support Agreements and the form of Lock-Up Agreement have been attached as exhibits to this Current Report on Form 8-K to provide investors and securityholders with information regarding their respective terms. They are not intended to provide any other factual information about Enliven or Imara or to modify or supplement any factual disclosures about Imara in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Enliven, Imara and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. The Purchase Agreement includes representations, warranties and covenants of Enliven made solely for the purpose of the Purchase Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Purchase Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement, the Purchase Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Enliven, Imara or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement or the Purchase Agreement, rather than establishing matters of fact.

Item 8.01.	Other Events.

On October 13, 2022, Imara and Enliven issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

Imara and Enliven will host a joint conference call on October 13, 2022 at 5:00 P.M. Eastern Time to discuss the proposed Merger. A live audio webcast of the management presentation will be available on the Events and Presentations section of Imara’s website at www.imaratx.com. Alternatively, callers may listen to the conference call by phone by dialing (800) 715-9871 (United States and Canada) or (646) 307-1963 (international). The slide presentation to be used by Imara and Enliven during the joint conference call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of October 13, 2022, by and among Imara Inc., Iguana Merger Sub, Inc. and Enliven Therapeutics, Inc.

10.1	Form of Contingent Value Rights Agreement

10.2	Form of Enliven Support Agreement

10.3	Form of Imara Support Agreement

10.4	Form of Lock-Up Agreement

99.1	Joint Press Release, issued on October 13, 2022

99.2	Investor Presentation, dated October 13, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for any exhibits or schedules so furnished.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibits attached hereto contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning Enliven, Imara, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Imara and Enliven, as well as assumptions made by, and information currently available to, management of Imara and Enliven. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Statements that are not historical facts are forward-looking statements. Forward-looking statements include, but are not limited to, expectations regarding the proposed Merger and Financing Transaction; the potential benefits and results of such transactions; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the expected timing of the closing of the proposed transactions; statements regarding the potential of, and expectations regarding, Enliven’s programs, including ELVN-001, ELVN-002 and its research stage opportunities; the expected timing of Enliven’s Phase 1 data for ELVN-001; the expected timing of Enliven’s filing of an IND, Phase 1 clinical trial initiation and Phase 1 data for ELVN-002; the expected timing to make a product candidate nomination for Enliven’s third program; statements by Imara’s President and Chief Executive Officer; and statements by Enliven’s Co-founder and Chief Executive Officer. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the limited operating history of each company; the significant net losses incurred since inception; the ability to raise additional capital to finance operations; the ability to advance product candidates through preclinical and clinical development; the ability to obtain regulatory approval for, and ultimately commercialize, Enliven’s product candidates; the outcome of preclinical testing and early clinical trials for Enliven’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; Enliven’s limited experience in designing clinical trials and lack of experience in conducting clinical trials; the ability to identify and pivot to other programs, product candidates, or indications that may be more profitable or successful than Enliven’s current product candidates; the substantial competition Enliven faces in discovering, developing, or commercializing products; the negative impacts of the COVID-19 pandemic on operations, including ongoing and planned clinical trials and ongoing and planned preclinical studies; the ability to attract, hire, and retain skilled executive officers and employees; the ability of Imara or Enliven to protect their respective intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organization; the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the proposed transactions from both Imara and Enliven’s stockholders or to complete the transactions in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of the parties to consummate the proposed transactions; risks related to Imara’s continued listing on the Nasdaq Stock Market until closing of the proposed transactions; risks related to Imara’s and Enliven’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement or the Financing Transaction; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the outcome of any legal proceedings that may be instituted against Imara, Enliven or any of their respective directors or officers related to the Merger Agreement, the Financing Transaction, or the proposed transactions contemplated thereby; the effect of the announcement or pendency of the transactions on Imara’s or Enliven’s business relationships, operating results and business generally; and legislative, regulatory, political and economic developments and general market conditions. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Imara’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC as well as the registration statement on Form S-4 to be filed with the SEC by Imara. Imara and Enliven can give no assurance that the conditions to the proposed transactions will be satisfied. Except as required by applicable law, Imara and Enliven undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Imara and Enliven, Imara intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Imara and information statement of Enliven. IMARA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IMARA, ENLIVEN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC by contacting Imara Inc. at 116 Huntington Ave., 6th Floor, Boston, MA 02116. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Imara, Enliven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Imara’s directors and executive officers is included in Imara’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC, and the proxy statement for Imara’s 2022 annual meeting of stockholders, filed with the SEC on April 22, 2022. Additional information regarding the persons who may be deemed participants in the solicitation of proxies will be included in the proxy statement/prospectus/information statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMARA INC.

Date: October 13, 2022	By:	/s/ Rahul Ballal
	Name:	Rahul D. Ballal
	Title:	President and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

IMARA INC.,

IGUANA MERGER SUB, INC.

and

ENLIVEN THERAPEUTICS, INC.

Dated as of October 13, 2022

- i -

- ii -

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY AND THE MERGER SUB		25

4.1	Organization, Standing and Power	25
4.2	Capitalization	25
4.3	Subsidiaries	27
4.4	Authority; No Conflict; Required Filings and Consents	27
4.5	SEC Filings; Financial Statements; Information Provided	28
4.6	No Undisclosed Liabilities	29
4.7	Absence of Certain Changes or Events	29
4.8	Taxes	30
4.9	Owned and Leased Real Properties	31
4.10	Intellectual Property	32
4.11	Contracts	34
4.12	Litigation	35
4.13	Environmental Matters	35
4.14	Employee Benefit Plans	36
4.15	Compliance With Laws	37
4.16	Permits and Regulatory Matters	37
4.17	Employees	38
4.18	Insurance	39
4.19	Opinion of Financial Advisor	39
4.20	Section 203 of the DGCL	40
4.21	Brokers; Fees and Expenses	40
4.22	Operations of Merger Sub	40
4.23	Certain Business Relationships With Affiliates	40
4.24	Controls and Procedures, Certifications and Other Matters	40
4.25	Books and Records	41
4.26	Data Protection	41
4.27	Legacy Asset APA	41
4.28	No Other Representations or Warranties	41

ARTICLE V CONDUCT OF BUSINESS		41

5.1	Covenants of Merger Partner	41
5.2	Covenants of Public Company	43
5.3	Confidentiality	45
5.4	Closing Dividend; Legacy Asset Dispositions	46

ARTICLE VI ADDITIONAL AGREEMENTS		46

6.1	No Solicitation	46
6.2	Proxy Statement/Prospectus; Registration Statement	50
6.3	Nasdaq Listing	51
6.4	Access to Information	51
6.5	Stockholder Approval	51
6.6	Legal Conditions to Merger	53
6.7	Public Disclosure	54
6.8	Section 368(a) Reorganization; Section 351 Exchange	54
6.9	Affiliate Legends	55
6.10	D&O Indemnification	55
6.11	Notification of Certain Matters	56
6.12	Employee Communications	56
6.13	FIRPTA Tax Certificates	57
6.14	State Takeover Laws	57

- iii -

6.15	Security Holder Litigation	57
6.16	Section 16 Matters	57
6.17	Calculation of Public Company Net Cash and Exchange Ratio	57
6.18	Termination of Section 401(k) Plans	59
6.19	Pre-Closing Actions	60
6.20	Public Company Financial Statements	60

ARTICLE VII CONDITIONS TO MERGER		60

7.1	Conditions to Each Party’s Obligation To Effect the Merger	60
7.2	Additional Conditions to the Obligations of Public Company and Merger Sub	61
7.3	Additional Conditions to the Obligations of Merger Partner	61

ARTICLE VIII TERMINATION AND AMENDMENT		62

8.1	Termination	62
8.2	Effect of Termination	64
8.3	Fees and Expenses	65
8.4	Amendment	66
8.5	Extension; Waiver	66
8.6	Procedure for Termination, Amendment, Extension or Waiver	67

ARTICLE IX MISCELLANEOUS		67

9.1	Nonsurvival of Representations, Warranties and Agreements	67
9.2	Notices	67
9.3	Entire Agreement	68
9.4	No Third Party Beneficiaries	68
9.5	Assignment	68
9.6	Severability	68
9.7	Counterparts and Signature	68
9.8	Interpretation	69
9.9	Governing Law	69
9.10	Remedies	69
9.11	Submission to Jurisdiction	70
9.12	WAIVER OF JURY TRIAL	70
9.13	Disclosure Schedule	70
9.14	Certain Defined Terms	70

Exhibit A-1	Form of Merger Partner Support Agreement
Exhibit A-2	Form of Merger Partner Lock-Up Agreement
Exhibit A-3	Form of Public Company Support Agreement
Exhibit A-4	Form of Public Company Lock-Up Agreement
Exhibit B-1	Form of Surviving Corporation Certificate of Incorporation
Exhibit B-2	Form of Surviving Corporation Bylaws
Exhibit C	Form of CVR Agreement
Exhibit D	Form of Financing Agreement
Annex A	Illustration of Exchange Ratio
Annex B	Illustration of Public Company Net Cash
Annex C	Directors

- iv -

TABLE OF DEFINED TERMS

Terms	Cross Reference in Agreement
Accounting Firm	Section 6.17(c)
Acquisition Proposal	Section 6.1(f)
Affiliate	Section 3.2(e)
Aggregate Valuation	Section 2.1(c)(i)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.1(b)(ii)
Anticipated Closing Date	Section 6.17(a)
Bankruptcy and Equity Exception	Section 3.4(a)
Business Day	Section 1.2
CARES Act	Section 3.8(o)
Cash Determination Time	Section 6.17(e)(i)
Certificate of Merger	Section 1.1
Certificates	Section 2.2(a)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Dividend	Section 5.4(a)
COBRA	Section 3.14(i)(i)
Code	Preamble
Confidentiality Agreement	Section 5.3
Contract	Section 3.11(c)
Control Requirement	Preamble
COVID-19 Measures	Section 9.14(a)
CVR	Section 5.4(a)
CVR Agreement	Section 5.4(a)
DGCL	Preamble
D&O Public Company Tail Policy	Section 6.10(b)
Dispute Notice	Section 6.17(c)
Dissenting Shares	Section 2.4(a)
Draft Public Company Net Cash Schedule	Section 6.17(a)
Effect	Section 3.1
Effective Time	Section 1.1
Employee Benefit Plan	Section 3.14(i)(ii)
Environmental Law	Section 3.13(d)
Equity Plan Amendments	Section 9.14(b)
ERISA	Section 3.14(i)(iii)
ERISA Affiliate	Section 3.14(i)(iv)
Exchange Act	Section 3.4(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(c)
Excluded Contracts	Section 9.14(e)
Extraordinary Matters	Section 6.17(e)(iv)
FDA	Section 3.16(a)
Final Public Company Net Cash Schedule	Section 6.17(b)
Financial Statements	Section 3.5(a)
Financing	Preamble
Financing Agreement	Preamble
GAAP	Section 3.5(a)
Good Clinical Practices	Section 3.16(g)
Good Laboratory Practices	Section 3.16(g)

- v -

Terms	Cross Reference in Agreement
Good Manufacturing Practices	Section 3.16(g)
Governmental Entity	Section 3.4(c)
Hazardous Substance	Section 3.13(e)
IND	Section 3.16(a)
Indebtedness	Section 6.17(e)(ii)
Indemnified Persons	Section 6.10(a)
Intellectual Property	Section 3.10(k)(i)
Intellectual Property Registrations	Section 3.10(k)(ii)
Intervening Event	Section 6.1(f)
knowledge of Merger Partner	Section 9.14(d)
knowledge of Public Company	Section 9.14(e)
Law	Section 3.10(k)(iii)
Legacy Asset APA	Section 5.4(b)
Legacy Asset Disposition Agreement	Section 5.4(b)
Legacy Assets	Section 5.4(b)
Liability	Section 9.14(f)
Liens	Section 3.4(b)
Merger	Preamble
Merger Partner	Preamble
Merger Partner Allocation Percentage	Section 2.1(c)(iv)
Merger Partner Authorizations	Section 3.16(b)
Merger Partner Balance Sheet	Section 3.5(a)
Merger Partner Board	Preamble
Merger Partner Board Recommendation Change	Section 6.1(b)(i)
Merger Partner Capital Stock	Section 3.2(a)
Merger Partner Common Stock	Section 2.1(b)
Merger Partner Disclosure Schedule	Article III
Merger Partner Employee Plans	Section 3.14(a)
Merger Partner Insurance Policies	Section 3.18
Merger Partner Intellectual Property	Section 3.10(k)(iv)
Merger Partner Leases	Section 3.9(b)
Merger Partner Licensed Intellectual Property	Section 3.10(k)(v)
Merger Partner Lock-Up Agreements	Preamble
Merger Partner Material Adverse Effect	Section 3.1
Merger Partner Merger Shares	Section 2,1(c)(v)
Merger Partner Outstanding Shares	Section 2.1(c)(vi)
Merger Partner Owned Intellectual Property	Section 3.10(k)(vi)
Merger Partner Preferred Stock	Section 3.2 (a)
Merger Partner Preferred Stock Conversion	Section 2.1(d)
Merger Partner Registrations	Section 3.10(k)(vii)
Merger Partner Restricted Stock	Section 2.1(d)
Merger Partner Series B Preferred Stock	Section 3.2(a)
Merger Partner Stock Options	Section 2.3(a)
Merger Partner Stock Plans	Section 2.3(a)
Merger Partner Stockholder Approval	Section 3.4(a)
Merger Partner Support Agreements	Preamble
Merger Partner Tail Policy	Section 6.10(c)
Merger Partner Termination Fee	Section 8.3(b)
Merger Partner Valuation	Section 2.1(c)(v)
Merger Partner Voting Proposal	Section 3.4(a)
Merger Sub	Preamble

- vi -

Terms	Cross Reference in Agreement
Monthly Financials	Section 6.20
Most Recent Balance Sheet Date	Section 3.5(a)
Nasdaq	Section 2.2(c)
Nasdaq Listing Application	Section 4.4(c)
Ordinary Course of Business	Section 9.14(g)
Other Public Company Voting Proposals	Section 3.5(b)
Outside Date	Section 8.1(b)
Patent Rights	Section 3.10(k)(viii)
Permits	Section 3.16(a)
Permitted Liens	Section 9.14(h)
Post-Closing Public Company Shares	Section 2.1(c)(vi)
Proxy Statement/Prospectus	Section 3.5(b)
Public Company	Preamble
Public Company Allocation Percentage	Section 2.1(c)(vii)
Public Company Authorizations	Section 4.16(a)
Public Company Balance Sheet	Section 4.5(b)
Public Company Board	Preamble
Public Company Board Recommendation Change	Section 6.1(b)(i)
Public Company Common Stock	Section 2.1(c)
Public Company Disclosure Schedule	Article IV
Public Company Employee Plans	Section 4.14(a)
Public Company ESPP	Section 4.2(b)
Public Company Financial Advisor	Section 4.19
Public Company Insurance Policies	Section 4.18
Public Company Intellectual Property	Section 4.10(l)(i)
Public Company Leases	Section 4.9(b)
Public Company Licensed Intellectual Property	Section 4.10(k)(ii)
Public Company Lock-Up Agreements	Preamble
Public Company Material Adverse Effect	Section 4.1
Public Company Meeting	Section 3.5(c)
Public Company Net Cash	Section 6.17(d)(iii)
Public Company Outstanding Shares	Section 2.1(c)(viii)
Public Company Owned Intellectual Property	Section 4.10(k)(iii)
Public Company Preferred Stock	Section 4.2(a)
Public Company Registrations	Section 4.10(k)(iv)
Public Company RSU	Section 4.2(b)
Public Company SEC Reports	Section 4.5(a)
Public Company Stock Options	Section 4.2(b)
Public Company Stock Plans	Section 4.2(b)
Public Company Stockholder Approval	Section 4.4(a)
Public Company Support Agreement	Preamble
Public Company Termination Fee	Section 8.3(c)
Public Company Valuation	Section 2.1(c)(ix)
Public Company Warrants	Section 4.2(c)
Qualified Person	Section 6.1(f)
Recommendation Change Notice	Section 6.1(b)
Registration Statement	Section 3.5(c)
Regulating Authority	Section 3.16(a)
Regulation M-A Filing	Section 3.5(b)
Relevant Matters	Section 9.9
Representatives	Section 6.1(a)

- vii -

Terms	Cross Reference in Agreement
Required Public Company Stockholder Approval	Section 4.4(a)
Required Public Company Voting Proposal	Section 3.5(b)
Reverse Stock Split	Section 3.5(b)
Rule 145 Affiliates	Section 6.9
SEC	Section 3.4(c)
Securities Act	Section 3.2(c)
Share Issuance	Preamble
Specified Time	Section 6.1(f)
Superior Proposal	Section 6.1(f)
Surviving Corporation	Section 1.3
Tax Opinion	Section 6.8(b)
Tax Returns	Section 3.8(p)
Taxes	Section 3.8(p)
Trademarks	Section 3.10(k)(ix)
Transaction Expenses	Section 6.17(e)(iv)
U.S. Tax Treatment	Section 6.8(a)
WARN Act	Section 3.17(e)
Worker	Section 3.10(k)(x)
Written Consents	Section 3.4(d)
2022 10-K	Section 6.20
401(k) Plan	Section 6.18

- viii -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 13, 2022, is entered into by and among Imara Inc., a Delaware corporation (“Public Company”); Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”); and Enliven Therapeutics, Inc. a Delaware corporation (“Merger Partner”).

WHEREAS, the Board of Directors of Public Company (the “Public Company Board”) and the Board of Directors of Merger Partner (the “Merger Partner Board”) have each (i) determined that the Merger is fair to, and in the best interests of, their respective corporations and stockholders, (ii) approved and declared advisable this Agreement, the Merger and the actions contemplated by this Agreement and (iii) determined to recommend that the stockholders of their respective corporations vote to approve such matters as are contemplated by this Agreement, including, in the case of Merger Partner, the adoption of this Agreement and, in the case of Public Company, the approval of the issuance of shares of Public Company Common Stock pursuant to this Agreement (the “Share Issuance”) and the Reverse Stock Split (as defined below);

WHEREAS, the combination of Public Company and Merger Partner shall be effected through a merger (the “Merger”) of Merger Sub with and into Merger Partner in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), as a result of which Merger Partner will become a wholly owned subsidiary of Public Company;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Public Company’s willingness to enter into this Agreement, each of the stockholders of Merger Partner named in Section A of the Merger Partner Disclosure Schedule has entered into (i) a support agreement, dated as of the date of this Agreement, in substantially the form attached hereto as Exhibit A-1 (the “Merger Partner Support Agreements”) and (ii) a lock-up agreement in substantially the form attached hereto as Exhibit A-2 (the “Merger Partner Lock-Up Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Merger Partner’s willingness to enter into this Agreement, each of the stockholders of Public Company named in Section A of the Public Company Disclosure Schedule have entered into (i) a support agreement, dated as of the date of this Agreement, in substantially the form attached hereto as Exhibit A-3 (the “Public Company Support Agreement”) and (ii) a lock-up agreement in substantially the form attached hereto as Exhibit A-4 (the “Public Company Lock-Up Agreements”);

WHEREAS, for United States federal income tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and in the event that the former shareholders of Merger Partner, including shareholders that participate in the Financing (as defined below) are in “control” of Public Company immediately after the Effective Time within the meaning of Section 368(c) of the Code (the “Control Requirement”) shall also qualify as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock within the meaning of Section 351(a) of the Code and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Merger Partner shall have entered into a Common Stock Purchase Agreement (the “Financing Agreement”), substantially in the form attached hereto as Exhibit D, pursuant to which Merger Partner will, immediately prior to the Closing, receive gross proceeds of up to $164,500,000 (the “Financing”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, Public Company, Merger Sub and Merger Partner agree as follows:

ARTICLE I

THE MERGER

1.1 Effective Time of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date the parties hereto will cause the Merger to be consummated by executing and filing a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Public Company and Merger Partner shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.2 Closing. Subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, on a date to be specified by Public Company and Merger Partner (the “Closing Date”), which shall be no later than the second Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by law) waiver of such conditions), at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 (or by remote exchange of electronic documents), unless another date, place or time is agreed to in writing by Public Company and Merger Partner. For the purposes of this Agreement, the term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York, New York, Boston, Massachusetts or Wilmington, Delaware are required or permitted by Law to be closed or other day on which the Delaware Secretary of State is closed.

1.3 Effects of the Merger. At the Effective Time, (i) Merger Sub shall be merged with and into Merger Partner (Merger Partner as the surviving corporation following the Merger is sometimes referred to herein as the “Surviving Corporation”) and the separate existence of Merger Sub shall cease and (ii) the certificate of incorporation of Merger Partner as in effect as of immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B-1, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation. In addition, the bylaws of Merger Partner, as in effect immediately prior to the Effective Time, shall be amended and restated to read as set forth on Exhibit B-2, and, as so amended, shall be the bylaws of the Surviving Corporation. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.4 Directors and Officers of the Surviving Corporation.

(a) The individuals named on Section 1.4(a) of the Merger Partner Disclosure Schedule shall be the initial directors of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of Merger Partner immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.5 Public Company Matters.

(a) Board of Directors. Public Company shall use reasonable best efforts and take all action necessary (including to the extent necessary procuring the resignation or removal of any directors on the Public Company Board) so that, immediately after the Effective Time, the number of directors that comprise the full Public Company Board shall be nine (9) and shall consist of (i) all eight (8) of the directors on the Merger Partner Board (or if any such person is unable or unwilling to serve as a director on the Public Company Board immediately following the Effective Time, then another person designated by Merger Partner prior to the Effective Time), and (ii) the designated director from the Public Company Board listed on Annex C (or if such person is unable or unwilling to serve as a director on the Public Company Board immediately following the Effective Time, then another person that is designated by Public Company prior to the Effective Time).

(b) Officers. Public Company shall use reasonable best efforts and take all action necessary (including to the extent necessary procuring the resignation (to the extent limited to positions held by such officers and not employment) or removal of any officer of Public Company) so that the officers of Merger Partner immediately prior to the Effective Time shall be the officers of Public Company immediately after the Effective Time, each having the same title as he or she had as an officer of Merger Partner immediately prior to the Effective Time.

(c) Lock-up Agreements. Public Company and Merger Partner shall use reasonable best efforts to have each individual who will serve as a director or officer of Public Company following the Closing to execute and deliver a Merger Partner Lock-Up Agreement or Public Company Lock-Up Agreement, as applicable, prior to Closing.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. As of the Effective Time (and after giving effect to the Financing and the Merger Partner Preferred Stock Conversion), by virtue of the Merger and without any action on the part of the holder of any shares of Merger Partner Capital Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Public Company Owned Stock. All shares of common stock, par value $0.0001 per share of Merger Partner (“Merger Partner Common Stock”) that are held in treasury and any shares of Merger Partner Common Stock owned by Public Company, Merger Sub or any other subsidiary of Public Company immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock of Public Company or other consideration shall be delivered in exchange therefor.

(c) Conversion of Merger Partner Common Stock. Subject to Section 2.2, each share of Merger Partner Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of shares of common stock, par value $0.001 per share, of Public Company (“Public Company Common Stock”) equal to the Exchange Ratio. As of the Effective Time, all such shares of Merger Partner Common Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Merger Partner Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Public Company Common Stock pursuant to this Section 2.1(c) and any cash in lieu of fractional shares of Public Company Common Stock to be issued or paid in consideration therefor and any amounts payable pursuant to Section 2.2(d) upon the surrender of such certificate in accordance with Section 2.2, without interest. For purposes of this Agreement, “Exchange Ratio” means the quotient obtained by dividing (x) the number of Merger Partner Merger Shares by (y) the number of Merger Partner Outstanding Shares, in which:

(i) “Aggregate Valuation” means the sum of (a) the Merger Partner Valuation, plus (b) the Public Company Valuation.

(ii) “Merger Partner Allocation Percentage” the quotient determined by dividing (i) the Merger Partner Valuation by (ii) the Aggregate Valuation.

(iii) “Merger Partner Merger Shares” means the product determined by multiplying (i) the Post-Closing Public Company Shares by (ii) the Merger Partner Allocation Percentage.

(iv) “Merger Partner Outstanding Shares” means the total number of shares of Merger Partner Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Financing and the Merger Partner Preferred Stock Conversion) expressed on a fully-diluted and as-converted to Merger Partner Common Stock basis and assuming, without limitation or duplication, the issuance of all shares of Merger Partner Common Stock that would be issued assuming the acceleration and exercise and conversion of all Merger Partner Stock Options outstanding as of immediately prior to the Effective Time.

(v) “Merger Partner Valuation” means $324,647,473, plus an amount equal to the gross proceeds of the Financing received by Merger Partner prior to the Effective Time.

(vi) “Post-Closing Public Company Shares” means the quotient determined by dividing (i) the Public Company Outstanding Shares by (ii) the Public Company Allocation Percentage.

(vii) “Public Company Allocation Percentage” means the quotient determined by dividing (i) the Public Company Valuation by (ii) the Aggregate Valuation.

(viii) “Public Company Outstanding Shares” means the total number of shares of Public Company Common Stock that are issued and outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Public Company Common Stock basis and assuming, without limitation or duplication, the issuance of all shares of Public Company Common Stock that would be issued assuming the acceleration and exercise and conversion of all outstanding options with a per share exercise price that is less than or equal to $10.00 (as may be appropriately adjusted after giving effect to the Reverse Stock Split), warrants, restricted stock units or other convertible or derivative securities outstanding immediately prior to the Effective Time, in each case after giving effect to the Reverse Stock Split.

(ix) “Public Company Valuation” means an amount equal to Public Company Net Cash, plus $10,000,000.

For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Annex A.

(d) Conversion. Immediately prior to the Effective Time, and prior to the conversion contemplated by Section 2.1(c), all shares of Merger Partner Preferred Stock shall, without any action on the part of the holder of any shares of Merger Partner Capital Stock (other than the Merger Partner Stockholder Approval), automatically be converted into Merger Partner Common Stock in accordance with the terms of the certificate of incorporation of Merger Partner (the “Merger Partner Preferred Stock Conversion”).

(e) Unvested Stock. At the Effective Time, any shares of Public Company Common Stock issued in accordance with Section 2.1(c) with respect to shares of Merger Partner Common Stock held by any employee, director or consultant pursuant to any of Merger Partner’s plans or arrangements that, immediately prior to the Effective Time, are subject to a repurchase option or otherwise “unvested” (“Merger Partner Restricted Stock”) shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time, except to the extent by their terms such shares of Merger Partner Restricted Stock vest at the Effective Time and except for such changes necessary to give effect to the Exchange Ratio and the conversion to Public Company Common Stock. All outstanding rights that Merger Partner may hold immediately prior to the Effective Time to repurchase shares of Merger Partner Restricted Stock are, effective as of immediately after the Effective Time, hereby assigned to Public Company and shall thereafter be exercisable by Public Company upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be appropriately adjusted to reflect the Exchange Ratio. Merger Partner shall, prior to the Closing, take all steps necessary to cause the foregoing provisions of this Section 2.1(e) to occur.

2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of Merger Partner Common Stock for Public Company Common Stock pursuant to the Merger are as follows:

(a) Exchange Agent. At or immediately prior to the Effective Time, Public Company shall deposit with Computershare Trust Company, N.A. or another bank or trust company designated by Public Company and reasonably acceptable to Merger Partner (the “Exchange Agent”), for the benefit of the holders of shares of Merger Partner Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates representing the shares of Public Company Common Stock (such shares of Public Company Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for outstanding shares of Merger Partner Common Stock, (ii) cash in an amount sufficient to make payments for fractional shares required pursuant to Section 2.2(c), and (iii) any dividends or distributions to which holders of certificates that, as of immediately prior to the Effective Time, represented outstanding shares of Merger Partner Common Stock (the “Certificates”), whose shares were converted pursuant to Section 2.1 into the right to receive shares of Public Company Common Stock, may be entitled pursuant to Section 2.2(d).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Public Company Common Stock (plus cash in lieu of fractional shares, if any, of Public Company Common Stock and any dividends or distributions as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Public Company, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent and Public Company, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate or book entry account representing that number of whole shares of Public Company Common Stock which such holder has the right to receive pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d), and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Merger Partner Common Stock which is not registered in the transfer records of Merger Partner, a certificate representing the proper number of whole shares of Public Company Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions pursuant to Section 2.2(d) may be issued or paid to a person other than the person in whose name the Certificate so surrendered is registered, only if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive shares of Public Company Common Stock pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d) as contemplated by this Section 2.2.

(c) No Fractional Shares. No certificate or scrip representing fractional shares of Public Company Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Public Company. Notwithstanding any other provision of this Agreement, each holder of shares of Merger Partner Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Public Company Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Merger Partner Common Stock represented thereby) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Public Company Common Stock multiplied by the last reported sale price of Public Company Common Stock at the 4:00 p.m., Eastern time, end of regular trading hours on The Nasdaq Global Market (“Nasdaq”) on the last trading day prior to the Effective Time.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Public Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and paid to the record holder of the Certificate, at the time of such surrender the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Public Company Common Stock, without interest, and at the appropriate payment date, the amount of dividends or other distributions having a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender that are payable with respect to such whole shares of Public Company Common Stock.

(e) No Further Ownership Rights in Merger Partner Common Stock. All shares of Public Company Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or dividends or other distributions paid pursuant to Section 2.2(c) or 2.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Merger Partner Common Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Merger Partner Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Merger Partner Common Stock for one year after the Effective Time shall be delivered to Public Company, upon demand, and any holder of Merger Partner Common Stock immediately prior to the Effective Time who has not previously complied with this Section 2.2 shall thereafter look only to Public Company, as a general unsecured creditor, for payment of its claim for Public Company Common Stock, any cash in lieu of fractional shares of Public Company Common Stock and any dividends or distributions with respect to Public Company Common Stock.

(g) No Liability. To the extent permitted by applicable law, none of Public Company, Merger Sub, Merger Partner, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Merger Partner Common Stock or Public Company Common Stock, as the case may be, for such shares or any cash amounts required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered immediately prior to such date on which any shares of Public Company Common Stock, and any cash payable to the holder of such Certificate or any dividends or distributions payable to the holder of such Certificate pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity, such Certificate and any such shares of Public Company Common Stock or cash, dividends or distributions in respect of such Certificate shall, to the maximum extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights. Each of the Exchange Agent, Public Company and the Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any holder of shares of Merger Partner Common Stock and any other recipient of payments hereunder such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of law. The applicable withholding agent shall use commercially reasonable efforts to provide prior notice to any holder of shares of Merger Partner Common Stock of its intent to deduct or withhold Taxes on payments for Merger Partner Common Stock and shall reasonably cooperate with such person in obtaining any available exemption or reduction of such withholding. Any amounts so deducted or withheld shall be timely paid over to the appropriate Governmental

Entity. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation or Public Company, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Merger Partner Common Stock or other recipient of payments hereunder in respect of which such deduction and withholding was made by the Surviving Corporation or Public Company, as the case may be.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Public Company, the posting by such person of a bond in such reasonable amount as the Public Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of Public Company Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Public Company Common Stock deliverable in respect thereof pursuant to this Agreement.

2.3 Merger Partner Stock Plans.

(a) At the Effective Time, each outstanding option to purchase Merger Partner Common Stock (each, a “Merger Partner Stock Option” and collectively, the “Merger Partner Stock Options”), whether vested or unvested, and all stock or equity-related plans, agreements or arrangements of Merger Partner (the “Merger Partner Stock Plans”) themselves, insofar as they relate to outstanding Merger Partner Stock Options, shall be assumed by Public Company and shall become an option to acquire, on the same terms and conditions as were applicable under such Merger Partner Stock Option immediately prior to the Effective Time, such number of shares of Public Company Common Stock as is equal to the number of shares of Merger Partner Common Stock subject to the unexercised portion of such Merger Partner Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Merger Partner Stock Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent); provided that the assumption of each Merger Partner Stock Option pursuant to this Section 2.3(a) shall comply with all requirements of Sections 409A of the Code and the Treasury regulations issued thereunder, as applicable. Such Merger Partner Stock Options shall continue in effect on the same terms and conditions to which they are currently subject (subject to the adjustments required by this Section 2.3 after giving effect to the Merger). Merger Partner shall, prior to the Effective Time, use reasonable best efforts to take all actions necessary or desirable in connection with the treatment of Merger Partner Stock Options contemplated by this Section 2.3(a), including obtaining the consent from each holder of any Merger Partner Stock Options (unless such consent is not required under the terms of the applicable agreement, instrument or plan).

(b) As soon as practicable after the Effective Time, Public Company shall deliver to the participants in Merger Partner Stock Plans an appropriate notice setting forth such participants’ rights pursuant to Merger Partner Stock Options, as provided in this Section 2.3.

(c) Public Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Public Company Common Stock for delivery upon exercise of Merger Partner Stock Options assumed in accordance with this Section 2.3. As promptly as practicable after the Effective Time, Public Company shall file a registration statement on Form S-8 (or any successor form) with respect to the shares of Public Company Common Stock subject to such options, to the extent so registrable, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(d) As of the Effective Time, Public Company shall assume each of the Merger Partner Stock Plans to the extent of the outstanding Merger Partner Stock Options. Prior to the Closing, Merger Partner shall take all corporate action necessary to terminate as of the Effective Time (or otherwise limit the ability to grant new awards or issue shares under) each Merger Partner Stock Plan except with respect to the issuance of shares upon the exercise of any outstanding Merger Partner Stock Option.

2.4 Dissenting Shares.

(a) For purposes of this Agreement, “Dissenting Shares” shall mean shares of Merger Partner Common Stock issued and outstanding immediately prior to the Effective Time that are held as of the Effective Time by a holder who has not voted in favor of the Merger or consented thereto in writing and who has made a proper demand for appraisal of such shares in accordance with Section 262 of the DGCL (until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares). Dissenting Shares will only entitle the holder thereof to such rights as are granted by the DGCL to a holder thereof and shall not be converted into or represent the right to receive Public Company Common Stock unless the stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under the DGCL or properly withdrawn his, her or its demand for appraisal. If such stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be deemed to have been converted, as of the Effective Time, into and represent the right to receive Public Company Common Stock issuable in respect of such Merger Partner Common Stock pursuant to Section 2.1(c) or Section 2.1(d), as the case may be, without interest, and (ii) promptly following the occurrence of such event, Public Company shall deliver to the Exchange Agent a certificate representing Public Company Common Stock to which such stockholder is entitled pursuant to Section 2.1(c) or Section 2.1(d), as well as any cash or other distributions to which such holder of Merger Partner Common Stock may be entitled under this Article II if not previously delivered to the Exchange Agent.

(b) Merger Partner shall give Public Company (i) prompt notice of any written demands for appraisal of any Merger Partner Common Stock, withdrawals of such demands and any other instruments that relate to such demands received by Merger Partner and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Merger Partner shall not, except with the prior written consent of Public Company, make any payment with respect to any demands for appraisal of Merger Partner Common Stock or settle or offer to settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Except as set forth herein or in the disclosure schedule delivered or made available by Merger Partner to Public Company and Merger Sub on the date of this Agreement (the “Merger Partner Disclosure Schedule”), Merger Partner represents and warrants to Public Company and Merger Sub as follows:

3.1 Organization, Standing and Power. Merger Partner is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. Merger Partner has made available to Public Company complete and accurate copies of its certificate of incorporation and bylaws existing as of the date of this Agreement and copies of any amendments thereto entered into after the date of this Agreement and is not in material default under or in material violation of any provision of either such document.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Merger Partner consists of 89,000,000 shares of Merger Partner Common Stock and 61,730,064 shares of preferred stock, par value $0.0001 per share, of Merger Partner (“Merger Partner Preferred Stock” and, collectively with Merger Partner Common Stock, “Merger Partner Capital Stock”). Following the filing of the amended certificate of incorporation to be filed prior to the Closing in connection with the Financing, the authorized number of shares of Merger Partner Common Stock will be 132,000,000. The rights and privileges of each class of Merger Partner’s capital stock are as set forth in Merger Partner’s certificate of incorporation. As of the date of this Agreement, (i) 12,058,584 shares of Merger Partner Common Stock were issued and outstanding, (ii) no shares of Merger Partner Common Stock were held in the treasury of Merger Partner and (iii) 14,507,038 shares of Series Seed Preferred Stock (“Merger Partner Series Seed Preferred Stock”) were issued or outstanding, 25,114,089 shares of Series A Preferred Stock (“Merger Partner Series A Preferred Stock”) were issued or outstanding, and 22,108,937 shares of Series B Preferred Stock (“Merger Partner Series B Preferred Stock”) were issued or outstanding.

(b) As of the date of this Agreement, there are outstanding Merger Partner Stock Options with respect to which 10,733,394 shares of Merger Partner Common Stock are issuable and there are 3,070,990 shares of Merger Partner Common Stock reserved for future issuance under the Merger Partner Stock Plan. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Stock Plans and the forms of all award agreements evidencing Merger Partner Stock Options. With respect to each Merger Partner Stock Option (whether outstanding or previously exercised or vested and/or settled, as applicable) (i) each grant of a Merger Partner Stock Option was duly authorized no later than the date on which the grant of such Merger Partner Stock Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Merger Partner’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, (ii) each such grant was made in accordance with the terms of the applicable Merger Partner Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry.

(c) Except (i) as set forth in this Section 3.2, (ii) as reserved for future grants under Merger Partner Stock Plans, (iii) commitments to issue shares of capital stock of Merger Partner in the Financing, as of the date of this Agreement, (A) there are no equity securities of any class of Merger Partner, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Merger Partner is a party or by which Merger Partner is bound obligating Merger Partner to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Merger Partner or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Merger Partner to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Other than the Merger Partner Support Agreement or pursuant to any Merger Partner Stock Plan, Merger Partner is not a party to or is bound by any, and to the knowledge of Merger Partner, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Merger Partner. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Except as contemplated by this Agreement or described in this Section 3.2(c), there are no registration rights to which Merger Partner is a party or by which it or they are bound with respect to any equity security of any class of Merger Partner.

(d) All outstanding shares of Merger Partner Capital Stock are, and all shares of Merger Partner Common Stock subject to issuance as specified in Sections 3.2(b), and 3.2(c) upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Partner’s certificate of incorporation or bylaws or any agreement to which Merger Partner is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Merger Partner to repurchase, redeem or otherwise acquire any shares of Merger Partner Capital Stock. All outstanding shares of Merger Partner Capital Stock have been offered, issued and sold by Merger Partner in compliance with all applicable federal and state securities laws.

(e) No consent of the holders of Merger Partner Stock Options is required in connection with the actions contemplated by Section 2.3.

3.3 Subsidiaries. Merger Partner does not have any subsidiaries and does not otherwise own any shares of capital stock or any interest in any other person. Merger Partner does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) Merger Partner has all requisite corporate power and authority to enter into this Agreement and, subject only to the adoption of this Agreement (the “Merger Partner Voting Proposal”) by Merger Partner’s stockholders under the DGCL and the certificate of incorporation of Merger Partner (the “Merger Partner Stockholder Approval”), to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Merger Partner Board, by unanimous written consent of all directors (i) determined that the Merger is fair to, and in the best interests of, Merger Partner and its stockholders, (ii) approved this Agreement, the Merger and the actions contemplated by this Agreement in accordance with the provisions of the DGCL, (iii) declared this Agreement advisable, and (iv) determined to recommend that the stockholders of Merger Partner vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Merger Partner have been duly authorized by all necessary corporate action on the part of Merger Partner, subject only to the required receipt of the Merger Partner Stockholder Approval. This Agreement has been duly executed and delivered by Merger Partner and, assuming the due execution and delivery of this Agreement by Public Company, constitutes the valid and binding obligation of Merger Partner, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of Merger Partner, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on Merger Partner’s assets (including Merger Partner Intellectual Property) under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 3.11(a) of the Merger Partner Disclosure Schedules, or (iii) subject to obtaining the Merger Partner Stockholder Approval and compliance with the requirements specified in clauses (i) through (iv) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Merger Partner or any of its properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or Regulating Authority, agency or instrumentality (a “Governmental Entity”) is required by or with respect to Merger Partner in connection with the execution and delivery of this

Agreement by Merger Partner or the consummation by Merger Partner of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Merger Partner is qualified as a foreign corporation to transact business, (ii) the filing of the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country, (iv) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (v) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Merger Partner Material Adverse Effect.

(d) The affirmative vote in favor of the Merger Partner Voting Proposal by the holders of a (i) majority of the votes represented by the outstanding shares of Merger Partner Preferred Stock voting together as a single class on an as-converted to Merger Partner Common Stock basis, (ii) the holders of at least sixty-seven percent (67%) of the outstanding shares of Merger Partner Series B Preferred Stock, voting together as a separate class, and (ii) a majority of the outstanding shares of Merger Partner Capital Stock, voting together as a single class, which is to be delivered pursuant to written consents of stockholders in lieu of a meeting (collectively, the “Written Consents”), is the only vote of the holders of any class or series of Merger Partner’s capital stock or other securities necessary to adopt this Agreement and for consummation by Merger Partner of the other transactions contemplated by this Agreement. There are no bonds, debentures, notes or other indebtedness of Merger Partner having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Merger Partner may vote.

3.5 Financial Statements; Information Provided.

(a) Merger Partner has made available to Public Company correct and complete copies of the Financial Statements. The Financial Statements (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby (except (x) that the unaudited Financial Statements do not contain footnotes and (y) as may be indicated in the notes to such financial statements) and (ii) fairly present in all material respects the financial position of Merger Partner as of the dates thereof, except that the unaudited interim financial statements are subject to normal year-end adjustments which will not be material in amount or effect. For purposes of this Agreement, “Financial Statements” means (i) the audited balance sheets and statements of income, changes in stockholders’ equity and cash flows of Merger Partner as of the end of and for each of the fiscal years ended December 31, 2020 and December 31, 2021, and (ii) the unaudited internal financial statements prepared for management of Merger Partner (the “Merger Partner Balance Sheet”) as of August 31, 2022 (the “Most Recent Balance Sheet Date”) for the month ended as of the Most Recent Balance Sheet Date.

(b) The information to be supplied by or on behalf of Merger Partner for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Public Company pursuant to which shares of Public Company Common Stock issued in connection with the Merger shall be registered under the Securities Act (the “Registration Statement”), or supplied by or on behalf of Merger Partner for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Merger Partner for inclusion in the proxy statement/prospectus/information statement (the “Proxy Statement/Prospectus”) to be sent to the stockholders of Public Company in connection with the meeting of Public Company’s stockholders (the “Public Company Meeting”) to solicit the approval of the Public Company’s stockholders of (i) the Share Issuance under Nasdaq Rules (the “Required Public Company Voting Proposal”), (ii) a reverse stock split of Public Company Common

Stock to be effectuated prior to the Effective Time at a ratio to be determined by Public Company Board in accordance with the DGCL and in consultation and cooperation with Merger Partner, prior to the Closing (the “Reverse Stock Split”), (iii) to the extent required by the DGCL and not already solicited, the transaction contemplated by the Legacy Asset APA under the DGCL, and (iv) the Equity Plan Amendments, (clauses (ii), (iii), and (iv) together, the “Other Public Company Voting Proposals”), which information shall be deemed to include all information about or relating to Merger Partner and/or the Merger Partner Voting Proposal, shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company, or at the time of the Public Company Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

3.6 No Undisclosed Liabilities. Merger Partner does not have any material Liability, except for (a) Liabilities shown on the Most Recent Balance Sheet, (b) Liabilities of a type required to be shown on the Most Recent Balance Sheet that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement, and (d) executory performance obligations under Contracts.

3.7 Absence of Certain Changes or Events. During the period beginning on the Most Recent Balance Sheet Date and ending on the date hereof, Merger Partner has conducted their business only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Merger Partner Material Adverse Effect; or (ii) any other action or event that would have required the consent of Public Company pursuant to Section 5.1 had such action or event occurred after the date of this Agreement.

3.8 Taxes.

(a) Merger Partner has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Merger Partner has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) Merger Partner is not, nor has it ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Merger Partner. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, Merger Partner (i) does not have any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Merger Partner, and (ii) is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(c) All material Taxes that Merger Partner was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable Law.

(d) Merger Partner has delivered or made available to Public Company (i) complete and correct copies of all income and other material Tax Returns of Merger Partner relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Merger Partner relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of Merger Partner.

(e) No examination or audit of any Tax Return of Merger Partner by any Governmental Entity is currently in progress or, to the knowledge of Merger Partner, has been threatened by any Governmental Entity. No deficiencies for Taxes of Merger Partner have been claimed, proposed or assessed by any Governmental Entity in writing. Merger Partner has not been informed in writing by any jurisdiction in which Merger Partner does not file a Tax Return that the jurisdiction believes that Merger Partner was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Merger Partner has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of the Merger Partner), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) Merger Partner has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(g) Merger Partner has not distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Merger Partner been distributed, in a transaction to which Section 355 of the Code applies in the two years prior to the date of this Agreement.

(h) There are no Liens with respect to Taxes upon any of the assets or properties of Merger Partner, other than with respect to Taxes not yet due and payable or being contested in good faith by appropriate proceedings.

(i) Merger Partner will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of corresponding non-U.S., state or local Tax laws) made on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount or deferred revenue received on or prior to the Closing Date outside the Ordinary Course of Business.

(j) Merger Partner has not participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulations Section 301.6111-2(b)(2) or any analogous provision of state or local law.

(k) Merger Partner (i) is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes and (ii) has not made an entity classification (“check-the-box”) election under Section 7701 of the Code.

(l) Merger Partner is not subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

(m) Neither Merger Partner nor any of its Affiliates has taken or agreed to take any action, has omitted to take any action, or has any knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code and, in the event the Control Requirement is satisfied, as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock under Section 351(a) of the Code.

(n) Merger Partner is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

(o) Merger Partner has not deferred any payroll Tax obligations (including those imposed by Code Sections 3101(a) and 3201) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, or any other provision of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

(p) For purposes of this Agreement, (i) “Taxes” shall mean any taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind imposed by the United States of America or any state, local or non-U.S. government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items, and (ii) “Tax Returns” shall mean any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, a Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

3.9 Owned and Leased Real Properties.

(a) Merger Partner does not own nor has ever owned any real property.

(b) Section 3.9(b) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by Merger Partner as of the date of this Agreement (collectively, the “Merger Partner Leases”) and the location of the premises of such real property. Merger Partner nor, to the knowledge of Merger Partner, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of Merger Partner Leases, except where the existence of such breaches or defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Merger Partner Material Adverse Effect. Merger Partner does not lease, sublease or license any real property to any person other than Merger Partner. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Leases.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Merger Partner Disclosure Schedule lists all Merger Partner Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable except that, for any Merger Partner Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). All assignments of Merger Partner Registrations to Merger Partner have been properly executed and recorded, and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Merger Partner. To the knowledge of Merger Partner, all Merger Partner Registrations are valid and enforceable.

(b) There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Merger Partner, threatened, with respect to any Patent Rights included in the Merger Partner Registrations. None of the Patent Rights included in the Merger Partner Registrations have been abandoned. Merger Partner has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Merger Partner and has made no material misrepresentation in such applications. Merger Partner has no knowledge of any information that would preclude Merger Partner from having clear title to the Merger Partner Registrations.

(c) Merger Partner is the sole and exclusive owner of all Merger Partner Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Merger Partner Owned Intellectual Property that are listed in Section 3.10(c) of the Merger Partner Disclosure Schedule. None of the Merger Partner Intellectual Property is subject to any orders, decrees or injunctions.

(d) Merger Partner has taken reasonable measures to protect the proprietary nature of each item of Merger Partner Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Merger Partner’s knowledge, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of Merger Partner.

(e) To the knowledge of Merger Partner, the operations of Merger Partner as currently conducted do not infringe, misappropriate or otherwise violate and have not in the past three years infringed, misappropriated or otherwise violated the valid and enforceable Intellectual Property rights of any individual or entity. To Merger Partner’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Merger Partner Owned Intellectual Property or any rights under the Merger Partner Intellectual Property that are exclusively licensed to Merger Partner, and Merger Partner has not filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Merger Partner Intellectual Property. No individual or entity has filed and served upon Merger Partner or, to Merger Partner’s knowledge, threatened or otherwise filed any action or proceeding alleging that Merger Partner has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property rights nor has Merger Partner received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(f) Merger Partner has made available to Public Company copies of all written complaints, claims, notices or threats, or disclosed to Public Company all material non-written complaints, claims, notices or threats, in each case, concerning the infringement, violation or other misappropriation of any Merger Partner Intellectual Property.

(g) Section 3.10(g) of the Merger Partner Disclosure Schedule identifies (i) each license or agreement pursuant to which Merger Partner has granted rights to any Merger Partner Licensed Intellectual Property, and (ii) each agreement, contract, assignment or other instrument pursuant to which Merger Partner has granted any joint ownership interest in or to each item of Merger Partner Owned Intellectual Property, in each case (i) and (ii) other than Excluded Contracts.

(h) Section 3.10(h) of the Merger Partner Disclosure Schedule identifies (i) each license or agreement pursuant to which Merger Partner has obtained rights to any Merger Partner Licensed Intellectual Property (excluding generally available, off the shelf software programs that are licensed by Merger Partner pursuant to “shrink wrap” licenses, the total fees associated with which are less than $50,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which Merger Partner has obtained any joint or sole ownership interest in or to each item of Merger Partner Owned Intellectual Property, in each case (i) and (ii) excluded for Excluded Contracts.

(i) To Merger Partner’s knowledge, no Worker of Merger Partner is in default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Merger Partner, as applicable, relating to the protection, ownership, development, use, assignment or transfer of Merger Partner Intellectual Property. To the extent that any Merger Partner Owned Intellectual Property has been conceived, reduced to practice, authored, developed or created for Merger Partner by any individual while a Worker, Merger Partner has obtained the entire and unencumbered right, title and interest therein and thereto by operation of Law or by valid written assignment.

(j) The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, result in (i) a breach of or default under any agreement governing any Merger Partner Intellectual Property; (ii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, any Merger Partner Intellectual Property; (iii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue in respect of, any Public Company Intellectual Property; or (iv) Merger Partner, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Merger Partner Intellectual Property.

(k) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Intellectual Property” shall mean the following subsisting throughout the world: (A) Patent Rights; (B) Trademarks and all goodwill in the Trademarks; (C) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (D) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (E) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (F) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(ii) “Intellectual Property Registrations” shall mean Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing, which are issued by, filed with, or recorded by any state, government or other public legal authority at any time in any jurisdictions, or, in the case of Internet domain names and social media accounts and identifiers, which are issued by, filed with, or recorded by any third party.

(iii) “Law” shall mean each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance of any Governmental Entity, including any applicable stock exchange rule or requirement.

(iv) “Merger Partner Intellectual Property” shall mean the Merger Partner Owned Intellectual Property and the Merger Partner Licensed Intellectual Property.

(v) “Merger Partner Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to Merger Partner by any individual or entity other than Merger Partner, excluding any Intellectual Property that is licensed to Merger Partner under Excluded Contracts.

(vi) “Merger Partner Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by Merger Partner, in whole or in part.

(vii) “Merger Partner Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of Merger Partner or where Merger Partner is the assignee thereof, in each case, alone or jointly with others.

(viii) “Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(ix) “Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common Law trademarks and service marks and trade dress.

(x) “Worker” means any individual who is an officer, director, employee (regular, temporary, part-time or otherwise), consultant or independent contractor of Merger Partner or Public Company or any of its subsidiaries, as applicable.

3.11 Contracts.

(a) Section 3.11(a) of the Merger Partner Disclosure Schedule lists the following Contracts of Merger Partner in effect as of the date of this Agreement (in each case, excluding Excluded Contracts):

(i) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires aggregate payments by or to Merger Partner of more than $300,000 or (B) in which Merger Partner has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or to a right of first offer, right of first refusal, right of first negotiation in favor of any third party;

(ii) any Contract under which Merger Partner has granted to a third party a license under, or option or covenant not to sue with respect to, any Merger Partner Intellectual Property, except for any Excluded Contract;

(iii) any Contract under which Merger Partner is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iv) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(v) any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development by or which has been or which is being marketed, distributed, supported, sold or licensed out, in each case by or on behalf of Merger Partner; and

(vi) any Contract that involved or would reasonably be expected to result in (i) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien (excluding a Permitted Lien) on any Merger Partner Intellectual Property, (ii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue with respect to, any Public Company Intellectual Property; or (iii) Merger Partner, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Merger Partner Intellectual Property.

(b) Merger Partner has made available to Public Company a complete and accurate copy of each Contract listed in Sections 3.10(a), 3.10(g), 3.10(h), and 3.11(a) of the Merger Partner Disclosure Schedule. With respect to each Contract so listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Merger Partner, as applicable, and, to the knowledge of Merger Partner, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) none of Merger Partner, nor, to the knowledge of Merger Partner, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by Merger Partner or, to the knowledge of Merger Partner, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect.

(c) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Contract” shall mean, with respect to any person, any written, oral or other agreement, contract, subcontract, lease (whether for real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature to which such person is a party or by which such person or any of its assets are bound under applicable Law.

3.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Merger Partner that seeks either damages in excess of $500,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except, in each case of, for such actions, suits, proceedings, claims, arbitrations or investigations that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Merger Partner.

3.13 Environmental Matters.

(a) Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect:

(i) Merger Partner has complied with all applicable Environmental Laws;

(ii) the properties currently or formerly owned, leased or operated by Merger Partner (including soils, groundwater, surface water, buildings or other structures) are and were not contaminated with any Hazardous Substances;

(iii) Merger Partner is not subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; and

(iv) Merger Partner has not released any Hazardous Substance into the environment.

(b) As of the date of this Agreement, Merger Partner has not received any written notice, demand, letter, claim or request for information alleging that Merger Partner or any of its subsidiaries may be in material violation of or have material liability or obligations under, any Environmental Law.

(c) Merger Partner is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to any material liability under any Environmental Law or relating to Hazardous Substances.

(d) For purposes of this Agreement, the term “Environmental Law” means any law, regulation, order, decree, permit, authorization, common Law or agency requirement of any jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety (as it relates to exposure to Hazardous Substances) or natural resources, (ii) the handling, use, storage, treatment, presence, disposal, release or threatened release of any Hazardous Substance or (iii) wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(e) For purposes of this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified, regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance that is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

3.14 Employee Benefit Plans.

(a) Merger Partner has made available a complete and accurate copy, as of the date of this Agreement, of all written material Employee Benefit Plans sponsored, maintained, or contributed to (or required to be contributed to), by Merger Partner for the benefit of any current or former employee or other individual service provider of Merger Partner (or such employee or other individual service provider’s beneficiary) or with respect to which Merger Partner has any liability (collectively, the “Merger Partner Employee Plans”). No Merger Partner Employee Plan is sponsored or maintained by a professional employer organization (PEO) or similar provider.

(b) Each Merger Partner Employee Plan is and has been established and administered in all material respects in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms and Merger Partner has in all material respects met its obligations with respect to such Merger Partner Employee Plan and has made all required contributions thereto (or reserved such contributions on the Merger Partner Balance Sheet). There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Merger Partner Employee Plan, and to the knowledge of Merger Partner, no such audit, investigation or other proceeding is threatened.

(c) With respect to Merger Partner Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Merger Partner.

(d) All Merger Partner Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the IRS to the effect that such Merger Partner Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Merger Partner, no revocation has been threatened.

(e) Merger Partner nor any of its ERISA Affiliates has (i) ever maintained an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Merger Partner Employee Plan is funded with or otherwise holds securities issued by Merger Partner. No Merger Partner Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Merger Partner Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) No Merger Partner Employee Plan provides post-termination health or life insurance benefits to any individual, except as required by (i) COBRA or similar state Law or (ii) contractually required subsidies for COBRA coverage during severance.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (A) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of Merger Partner, (B) result in any forgiveness of indebtedness to any current or former employee or other individual service provider of Merger Partner, (C) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of Merger Partner, or (D) trigger any payment or funding of any compensation or benefits under any Merger Partner Employee Plan. No Merger Partner Employee Plan provides for the gross-up of Taxes with respect to Code Section 4999 or 409A.

(h) Each Merger Partner Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies and has complied in form and operation with Section 409A of the Code and all IRS regulations and other guidance promulgated thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No stock option or equity unit option granted under any Merger Partner Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

(i) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(ii) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other written or oral plan, agreement, program, policy or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, fringe benefits, perquisites, change in control benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, including, with respect to the Merger Partner Employee Plans, any Merger Partner Stock Plan and with respect to the Public Company employees, any Public Company Stock Plan.

(iii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iv) “ERISA Affiliate” means any entity (whether or not incorporated) that is, or at any applicable time was, treated as a “single employer” or under common control with Merger Partner or Public Company, as applicable, or with any of such person’s subsidiaries within the meaning of Section 414 of the Code or Section 4001 of ERISA.

3.15 Compliance With Laws. Merger Partner has complied in all material respects with, is not in material violation of, and, as of the date of this Agreement, has not received any notice alleging any violation with respect to, any applicable provisions of any statute, Law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

3.16 Permits and Regulatory Matters.

(a) Merger Partner has all required permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entities (collectively, “Permits”) that are material to the conduct of its business as currently conducted, including all such Permits required by the U.S. Food and Drug Administration (the “FDA”), such as allowance of an Investigational New Drug application (“IND”), and any other federal, state or foreign agencies or bodies (together with the FDA, the “Regulating Authority”) engaged in the regulation of pharmaceuticals or biohazardous materials.

(b) All Permits that are necessary for the conduct of the business of Merger Partner as currently conducted (“Merger Partner Authorizations”) are in full force and effect, and to the knowledge of Merger Partner, no violations or notices of failure to comply have been issued or recorded in respect of any such Merger Partner Authorization. No such Merger Partner Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. Merger Partner is in compliance in all material respects under any of such Merger Partner Authorizations. All applications, reports, notices and other documents required to be filed by Merger Partner with all Governmental Entities have been timely filed and are complete and correct in all material respects as of the date filed or as amended prior to the date of this Agreement. None of Merger Partner, and to Merger Partner’s knowledge, any officer, employee or agent of Merger Partner has been convicted of any crime or engaged in any conduct on behalf of Merger Partner that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entity, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entity.

(c) Merger Partner: (i) is and at all times has been in material compliance, to the extent applicable, with all statutes, rules, regulations (including all requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices), and with all orders administered or issued by the FDA or any other Governmental Entity exercising comparable authority, applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any pharmaceutical product tested, developed, promoted, marketed, manufactured or distributed by Merger Partner; (ii) has not received any notice or correspondence from any Governmental Entity alleging or asserting any material noncompliance with any Merger Partner Authorizations; and (iii) has not received notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Merger Partner Authorizations (except where such limitation, suspension, modification, or revocation would not reasonably be expected to have a Merger Partner Material Adverse Effect) and, to the knowledge of Merger Partner, there is no action or proceeding pending or threatened against Merger Partner (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that such Governmental Entity is considering such action. Merger Partner nor any of their respective officers, employees or, to Merger Partner’s knowledge, agents have made an untrue statement of a material fact or fraudulent statement to any Governmental Entity relating to the Merger Partner Authorizations or failed to disclose a material fact required to be disclosed to any Governmental Entity relating to the Merger Partner Authorizations.

(d) To Merger Partner’s knowledge, all preclinical and clinical investigations and trials sponsored by Merger Partner are being conducted in compliance in all material respects with applicable laws, including, as applicable, Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices requirements. Merger Partner has not received any written notices from any Governmental Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical or pre-clinical studies or tests, or chemistry, manufacturing, and control quality issues requiring the termination, suspension or material modification of such studies or tests and, to Merger Partner’s knowledge, there are no facts that would reasonably give rise to such an action (except where such material modification would not reasonably be expected to have a Merger Partner Material Adverse Effect, such as modifications that are part of routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

(e) There are no seizures, recalls, market withdrawals, field notifications or corrective actions, notifications of misbranding or adulteration, destruction orders, safety alerts or similar adverse actions relating to the lack of safety or efficacy of any products marketed or sold by Merger Partner being conducted, requested in writing or, to the knowledge of Merger Partner, threatened by the FDA or any other Governmental Entity. Merger Partner has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued any recall, market withdrawal, safety alert or other similar notice or action relating to the alleged lack of safety or efficacy of any products marketed or sold by Merger Partner.

(f) The studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of Merger Partner are being conducted or have been conducted in all material respects in accordance with approved study protocols and all applicable laws and regulations. The descriptions of, protocols for, and material data and other results of, any such studies, tests and/or trials that have been furnished or made available to Public Company are accurate and complete in all material respects with respect to what is currently known by or available to Merger Partner. Merger Partner is not aware of any studies, test or trials the results of which would cause Merger Partner to reasonably believe the results would have a material adverse effect on the studies, tests and trials conducted by or on behalf of Merger Partner, and Merger Partner has not received any notices or correspondence from the FDA or any other Governmental Entity exercising comparable authority or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any IND, or clinical trials conducted by or on behalf of Merger Partner (except where such material modification would not reasonably be expected to have a Merger Partner Material Adverse Effect, such as modifications that are for routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

3.17 Employees.

(a) All current and past key employees of Merger Partner have entered into confidentiality and assignment of inventions agreements with Merger Partner, a copy or form of which has previously been made available to Public Company. To the knowledge of Merger Partner, as of the date of this Agreement, no employee of Merger Partner is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Merger Partner because of the nature of the business currently conducted by Merger Partner or to the use of trade secrets or proprietary information of others. To the knowledge of Merger Partner, as of the date of this Agreement, no key employee or group of key employees has any plans to terminate employment with Merger Partner.

(b) Merger Partner is not nor has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor to the knowledge of Merger Partner, have there been any labor organizing activities with respect to any employees of Merger Partner. Merger Partner is not and has not been the subject of any proceeding asserting that Merger Partner has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Merger Partner, threatened, any labor strike, walkout, work stoppage, slow-down or lockout involving Merger Partner.

(c) Except as would not reasonably be expected to result in a Merger Partner Material Adverse Effect, Merger Partner is and has been in compliance with all applicable Laws related to employment (including verification of employment eligibility), employment practices (including without limitation Laws related to discrimination, harassment, and retaliation), terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Merger Partner, all employees of Merger Partner are lawfully authorized to work in the United States.

(d) Merger Partner has not received written notice of any material charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Merger Partner, nor, to the knowledge of Merger Partner, has any such charge been threatened. No current or former employee of Merger Partner has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment, nor to Merger Partner’s knowledge, has an oral complaint of any of the foregoing been made within the preceding twelve (12) months.

(e) Merger Partner has not caused a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor have any of the foregoing been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

3.18 Insurance. Merger Partner maintains insurance policies (the “Merger Partner Insurance Policies”), including insurance covering directors and officers for securities Law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Merger Partner Insurance Policy is in full force and effect. None of the Merger Partner Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. Merger Partner has complied in all material respects with the provisions of each Merger Partner Insurance Policy under which it is the insured party. No insurer under any Merger Partner Insurance Policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy.

3.19 Brokers; Fees and Expenses. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of Merger Partner to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

3.20 Certain Business Relationships With Affiliates. No Affiliate of Merger Partner (a) owns any material property or right, tangible or intangible, which is used in the business of Merger Partner, (b) has any material claim or cause of action against Merger Partner or (c) owes any material money to, or is owed any material money by, Merger Partner. Section 3.20 of the Merger Partner Disclosure Schedule describes any material Contracts between Merger Partner and any Affiliate thereof which were entered into or have been in effect at any time since January 1, 2019 other than (i) any employment or service Contracts, invention assignment agreements and other Contracts relating to or entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation or (ii) any arms-length agreements with any portfolio company of any venture capital firm, private equity firm, angel investor, or similar investor of Merger Partner.

3.21 Controls and Procedures, Certifications and Other Matters.

(a) Merger Partner maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of Merger Partner and to maintain accountability for Merger Partner’s consolidated assets, (iii) access to assets of Merger Partner is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Merger Partner is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Merger Partner has not extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Merger Partner.

(c) Merger Partner either (i) satisfies the conditions to qualification as a “smaller reporting company” set forth in 17 C.F.R. 229.10(f)(1), or (ii) if shares of Merger Partner Common Stock were traded on any regulated market or stock exchange, would qualify as a “smaller reporting company,” as defined by 17 C.F.R. 229.10(f)(1).

3.22 Books and Records. The minute books and other similar records of Merger Partner contain complete and accurate records of all actions taken at any meetings of Merger Partner’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of Merger Partner have been maintained in accordance with good business and bookkeeping practices.

3.23 Ownership of Public Company Common Stock. Merger Partner does not and, to the knowledge of Merger Partner, none of Merger Partner’s directors, officers, or 5% or greater stockholders directly or indirectly “owns,” beneficially or otherwise, and at all times during the three-year period prior to the date of this Agreement, to the knowledge of Merger Partner, none of Merger Partner’s directors, officers, or 5% or greater stockholders directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding Public Company Common Stock, as those terms are defined in Section 203 of the DGCL.

3.24 Data Protection. Merger Partner has complied at all times, and currently complies, in each case, in all material respects, with any applicable data protection and privacy Law with respect to their businesses, including, as applicable, with respect to (i) requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) data subject information requests from data subjects, (iii) where necessary, the obtaining of consent to data processing and/or direct marketing activity, and (iv) where necessary, the obtaining of any approval, consultation and/or agreement of any applicable works councils or such similar worker representation bodies. Merger Partner has not received any written notice or complaint from any individual, third party and/or regulatory authority (i) alleging non-compliance by Merger Partner with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (ii) claiming compensation for or an injunction for non-compliance with any applicable data protection and privacy Law.

3.25 Financing. No Financing Agreement has been amended or modified in any manner. Neither Merger Partner nor, to the knowledge of Merger Partner, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Financing other than as set forth in the Financing Agreement. The respective obligations and agreements contained in the Financing Agreement have not been withdrawn or rescinded in any respect. Each Financing Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Merger Partner and, to the knowledge of Merger Partner, of each other party thereto (except to the extent that enforceability may be limited by the Bankruptcy and Equity Exception). No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Merger Partner or, to the knowledge of Merger Partner, any other party thereto, under any Financing Agreement. To the knowledge of Merger Partner, no party thereto will be unable to satisfy on a timely basis any term of any Financing Agreement. There are no conditions precedent related to the consummation of the Financing, other than the satisfaction or waiver of the conditions expressly set forth in the Financing Agreement. To the knowledge of Merger Partner, the proceeds of the Financing will be made available to Merger Partner immediately prior to the Effective Time.

3.26 No Other Representations or Warranties. Merger Partner hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Public Company, Merger Sub nor any other person on behalf of Public Company or Merger Sub makes any express or implied representation or warranty with respect to Public Company or Merger Sub or their respective financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Merger Partner or any of its Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Public Company and Merger Sub set forth in Article IV (in each case as qualified and limited by the Public Company Disclosure Schedule) or any representations and warranties of a signatory to any Public Company Support Agreement or Public Company Lock-Up Agreement) none of Merger Partner or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person, has relied on any representations, warranties, statements or information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PUBLIC

COMPANY AND THE MERGER SUB

Except (a) as disclosed in the Public Company SEC Reports filed prior to the date of this Agreement (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) as expressly set forth herein or in the disclosure schedule delivered by Public Company and Merger Sub to Merger Partner on the date of this Agreement (the “Public Company Disclosure Schedule”), Public Company and Merger Sub represent and warrant to Merger Partner as follows:

4.1 Organization, Standing and Power. Each of Public Company and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction) under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. Public Company has made available to Merger Partner complete and accurate copies of its certificate of incorporation and bylaws existing as of the date of this Agreement and copies of any amendments thereto entered into after the date of this Agreement and is not in material default under or in material violation of any provision of any such documents.

4.2 Capitalization.

(a) The authorized capital stock of Public Company consists of 200,000,000 shares of Public Company Common Stock and 10,000,000 shares of preferred stock, $0.001 par value per share (“Public Company Preferred Stock”). The rights and privileges of each class of Public Company’s capital stock are as set forth in Public Company’s certificate of incorporation. As of the close of business on the Business Day prior to the date of this Agreement, (i) 26,287,264 shares of Public Company Common Stock were issued or outstanding, (ii) no shares of Public Company Common Stock were held in the treasury of Public Company or by subsidiaries of Public Company, and (iii) no shares of Public Company Preferred Stock were issued or outstanding.

(b) As of the date of this Agreement, there are outstanding options to purchase 1,808,220 shares of Public Company Common Stock (each, a “Public Company Stock Option” and collectively, the “Public Company Stock Options”) and 213,443 restricted stock units with respect to shares of Public Company Stock (each, a “Public Company RSU” and collectively, the “Public Company RSUs”). Public Company has made available to Merger Partner complete and accurate copies of all stock or equity related plans, agreements, or arrangements of Public Company (collectively, the “Public Company Stock Plans”) and the forms of all award agreements evidencing such awards. As of the date of this Agreement, Public Company has reserved 456,088 shares of Public Company Common Stock for issuance to employees pursuant to Public Company’s 2020 Employee Stock Purchase Plan (the “Public Company ESPP”), of which 438,539 shares remain available for issuance thereunder as of the date hereof. Public Company has not granted, issued or authorized the grant or issuance of any Public Company Stock Options on the Business Day prior to the date of this Agreement or on the date of this Agreement. With respect to each Public Company Stock Option and Public Company RSU (whether outstanding or previously exercised or settled, as applicable) (i) each grant of a Public Company Stock Option or Public Company RSU was duly authorized no later than the date on which the grant of such Public Company Stock Option or Public Company RSU was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Public Company’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, (ii) each such grant was made in accordance with the terms of the applicable Public Company Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry.

(c) Section 4.2(c) of the Public Company Disclosure Schedule lists the number of shares of Public Company Common Stock reserved for future issuance pursuant to warrants or other outstanding rights (other than Public Company Stock Options and Public Company RSUs) to purchase shares of Public Company Common Stock outstanding as of the close of business on the Business Day prior to the date of this Agreement (such outstanding warrants or other rights, the “Public Company Warrants”) and the agreement or other document under which such Public Company Warrants were granted, and the exercise price, the date of grant and the expiration date thereof.

(d) Except (i) as set forth in this Section 4.2 or in Article II, (ii) as reserved for future grants under Public Company Stock Plans, outstanding as of the close of business on the Business Day prior to the date of this Agreement and (iii) for the rights to acquire shares pursuant to the Public Company ESPP, (A) there are no equity securities of any class of Public Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Public Company or any of its subsidiaries is a party or by which Public Company or any of its subsidiaries is bound obligating Public Company or any of its subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Public Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Public Company or any of its subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Other than the Public Company Support Agreement or pursuant to any Public Company Stock Plan, Public Company is not a party to or is bound by any, and to the knowledge of Public Company, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Public Company. Except as contemplated by this Agreement or described in this Section 4.2(d), there are no registration rights to which Public Company or any of its subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of Public Company. Stockholders of Public Company are not entitled to dissenters’ or appraisal rights under applicable state Law in connection with the Merger.

(e) All outstanding shares of Public Company Common Stock are, and all shares of Public Company Common Stock subject to issuance as specified in Sections 4.2(b) and 4.2(c) or pursuant to Article II, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Public Company’s certificate of incorporation or bylaws or any agreement to which Public Company is a party or is otherwise bound.

4.3 Subsidiaries.

(a) Section 4.3(a) of the Public Company Disclosure Schedule sets forth, for each subsidiary of Public Company (other than Merger Sub): (i) its name; (ii) the number and type of outstanding equity securities and a list of the holders thereof; and (iii) the jurisdiction of organization.

(b) Each subsidiary of Public Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each subsidiary of Public Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. subsidiaries, all of which Public Company has the power to cause to be transferred for no or nominal consideration to Public Company or Public Company’s designee) are owned, of record and beneficially, by Public Company or another of its subsidiaries free and clear of all Liens, claims, pledges, agreements or limitations in Public Company’s voting rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Public Company or any of its subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any subsidiary of Public Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any subsidiary of Public Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any subsidiary of Public Company.

(c) Public Company has made available to Merger Partner complete and accurate copies of the charter, bylaws or other organizational documents of each subsidiary of Public Company.

(d) Public Company does not own any shares of capital stock or any interest in any other person. Public Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a subsidiary of Public Company.

4.4 Authority; No Conflict; Required Filings and Consents.

(a) Each of Public Company and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject only to the receipt of the approval by the Public Company Stockholders of the Required Public Company Voting Proposal (the “Required Public Company Stockholder Approval”) and the Other Public Company Voting Proposals (collectively, with the Required Public Company Stockholder Approval, the “Public Company Stockholder Approval”) and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Public Company Board, at a meeting duly called and held, by the unanimous vote of all directors present and voting, (i) determined that the Merger is fair to, and in the best interests of Public Company and its stockholders and (ii) directed that the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals be submitted to the stockholders of Public Company for their approval and resolved to recommend that the stockholders of Public Company vote in favor of the approval of Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Public Company and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Public Company and Merger Sub, subject only to the required receipt of the Public Company Stockholder Approval and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Public Company and Merger Sub and, assuming the due execution and delivery of this Agreement by Merger Partner, constitutes the valid and binding obligation of each of Public Company and Merger Sub, enforceable against Public Company and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement by each of Public Company and Merger Sub do not, and the consummation by Public Company and Merger Sub of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of Public Company or Merger Sub or of the charter, bylaws or other organizational document of any other subsidiary of Public Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on Public Company’s or any of its subsidiaries’ assets under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 4.11(c) of the Public Company Disclosure Schedule, or (iii) subject to obtaining the Public Company Stockholder Approval and compliance with the requirements specified in clauses (i) through (vii) of Section 4.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Public Company or any of its subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Public Company Common Stock are listed for trading is required by or with respect to Public Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Public Company or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, (iv) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 425 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country, (vi) the filing of an initial listing application for the Public Company Common Stock on Nasdaq with respect to the shares of Public Company Common Stock to be issued pursuant to this Agreement (the “Nasdaq Listing Application”), (vii) the pre-merger notification requirements under the HSR Act, and (viii) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Public Company Material Adverse Effect.

(d) The affirmative vote in favor of the Required Public Company Voting Proposal by the holders of a majority of the shares of Public Company Common Stock present or represented by proxy and voting at the Public Company Meeting is the only vote of the holders of any class or series of Public Company’s capital stock or other securities of Public Company necessary to approve the Required Public Company Voting Proposal. There are no bonds, debentures, notes or other indebtedness of Public Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Public Company may vote.

4.5 SEC Filings; Financial Statements; Information Provided.

(a) Public Company has filed all registration statements, forms, reports, certifications and other documents required to be filed by Public Company with the SEC for a period of at least twelve calendar months immediately preceding the execution of this Agreement. All such registration statements, forms, reports and other documents, as amended prior to the date hereof, and those that Public Company may file after the date hereof until the Closing, are referred to herein as the “Public Company SEC Reports.” All of the Public Company SEC Reports (A) were or will be filed on a timely basis, (B) at the time filed (or if amended prior to the date hereof, when so amended), complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Public Company SEC Reports and (C) did not or will not at the time they were filed (or if amended prior to the date hereof, when so amended) or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Public Company SEC Reports or necessary in order to make the statements in such Public Company SEC Reports, in the light of the circumstances under which they were made, not misleading, in any material respect.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Public Company SEC Reports at the time filed (or if amended prior to the date hereof, when so amended) (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of Public Company and its subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The consolidated balance sheet of Public Company as of June 30, 2022 is referred to herein as the “Public Company Balance Sheet.”

(c) The information in the Registration Statement to be supplied by or on behalf of Public Company for inclusion or incorporation by reference in the Registration Statement or supplied by or on behalf of Public Company for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Public Company for inclusion in the Proxy Statement/Prospectus to be sent to the stockholders of Public Company and Merger Partner in connection with the Public Company Meeting, which information shall be deemed to include all information about or relating to Public Company, the Required Public Company Voting Proposal, the Other Public Company Voting Proposals (as applicable) or the Public Company Meeting, shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company or Merger Partner, or at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4.6 No Undisclosed Liabilities. Public Company does not have any material Liability, except for (a) Liabilities shown on the Public Company Balance Sheet, (b) Liabilities of a type required to be shown on the Public Company Balance Sheet that have arisen since the date of the Public Company Balance Sheet in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement, and (d) executory performance obligations under Contracts.

4.7 Absence of Certain Changes or Events. During the period beginning on the date of the Public Company Balance Sheet and ending on the date hereof, Public Company and its subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Public Company Material Adverse Effect or (ii) any other action or event that would have required the consent of Merger Partner pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

4.8 Taxes.

(a) Each of Public Company and its subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of Public Company and its subsidiaries has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) Neither Public Company nor any of its subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Public Company. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, neither Public Company nor any of its subsidiaries (i) has any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Public Company or any of its subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(c) All material Taxes that Public Company or any of its subsidiaries was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable law.

(d) Public Company has delivered or made available to Merger Partner (i) complete and correct copies of all income and other material Tax Returns of Public Company and any of its subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Public Company or any of its subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of Public Company or any of its subsidiaries.

(e) No examination or audit of any Tax Return of Public Company or any of its subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of Public Company, has been threatened by any Governmental Entity. No deficiencies for Taxes of Public Company or any of its subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. Neither Public Company nor any of its subsidiaries has been informed in writing by any jurisdiction in which Public Company or any of its subsidiaries does not file a Tax Return that the jurisdiction believes that Public Company or any of its subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither Public Company nor any of its subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of the Public Company), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) Neither Public Company nor any of its subsidiaries has made any payment or provided any benefit, is obligated to make any payment or provide any benefit, or is a party to any plan, program, policy, agreement or arrangement that could obligate it to make any payment or provide any benefit that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(g) Neither Public Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(h) Neither Public Company nor any of its subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Public Company or any of its subsidiaries been distributed, in a transaction to which Section 355 of the Code applies in the two years prior to the date of this Agreement.

(i) There are no Liens with respect to Taxes upon any of the assets or properties of Public Company or any of its subsidiaries, other than with respect to Taxes not yet due and payable or being contested in good faith by appropriate proceedings.

(j) Neither Public Company nor any of its subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision corresponding non-U.S., state or local Tax laws) made on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount or deferred revenue received on or prior to the Closing Date outside the Ordinary Course of Business.

(k) Neither Public Company nor any of its subsidiaries has participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulations Section 301.6111-2(b)(2) or any analogous provision of state or local law.

(l) Neither Public Company nor any of its subsidiaries (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Section 7701 of the Code.

(m) Neither Public Company nor any of its subsidiaries is subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

(n) All related party transactions involving Public Company or any of its subsidiaries have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax law.

(o) Neither Public Company nor any of its Affiliates has taken or agreed to take any action, has omitted to take any action, or has any knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code and, in the event the Control Requirement is satisfied, as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock under Section 351(a) of the Code.

(p) Public Company has not deferred any payroll Tax obligations (including those imposed by Code Sections 3101(a) and 3201) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, or any other provision of the CARES Act.

4.9 Owned and Leased Real Properties.

(a) Neither Public Company nor any of its subsidiaries owns or has ever owned any real property, nor is either party to any agreement to purchase or sell any real property.

(b) Neither the Public Company nor any of its subsidiaries as of the date of this Agreement leases, subleases, licenses or otherwise occupies any real property nor is party to any lease, sublease, license or any other occupancy agreement (collectively, the “Public Company Leases”) and all of its previous Public Company Leases have been terminated and neither Public Company nor any of its subsidiaries has any remaining affirmative obligations under such Public Company Leases and termination agreements. Neither the Public Company nor any of its subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions. Neither Public Company nor any of its subsidiaries nor, to the knowledge of Public Company, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of under any of the Public Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, the loss of a material right or in a material liability of Public Company or any of its subsidiaries. Neither Public Company nor any of its subsidiaries leases, subleases or licenses any real property to any person other than Public Company and its subsidiaries. Public Company has made available to Merger Partner complete and accurate copies of all Public Company Leases.

4.10 Intellectual Property.

(a) Section 4.10(a) of the Public Company Disclosure Schedule lists all Public Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable, except that, for any Public Company Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). All assignments of Public Company Registrations to Public Company have been properly executed and recorded, and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Public Company. To the knowledge of Public Company, all Public Company Registrations are valid and enforceable.

(b) There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Public Company, threatened, with respect to any Patent Rights included in the Public Company Registrations. None of the Patent Rights included in the Public Company Registrations have been abandoned. Public Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Public Company and has made no material misrepresentation in such applications. Public Company has no knowledge of any information that would preclude Public Company from having clear title to the Public Company Registrations.

(c) Public Company is the sole and exclusive owner of all Public Company Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Public Company Owned Intellectual Property are listed in Section 4.10(c) of the Public Company Disclosure Schedule. None of the Public Company Intellectual Property is subject to any orders, decrees or injunctions.

(d) Public Company has taken reasonable measures to protect the proprietary nature of each item of Public Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Public Company’s knowledge, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of Public Company.

(e) To the knowledge of Public Company, the operations of Public Company and its subsidiaries as currently conducted do not infringe, misappropriate or otherwise violate and have not in the past five years infringed, misappropriated or otherwise violated any valid and enforceable Intellectual Property rights of any individual or entity. To Public Company’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Public Company Owned Intellectual Property or any rights under the Public Company Licensed Intellectual Property that are exclusively licensed to Public Company or any of its subsidiaries, and neither Public Company nor any of its subsidiaries has filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Public Company Intellectual Property. No individual or entity has filed and served upon Public Company or any of its subsidiaries or, to Public Company’s knowledge, threatened or otherwise filed any action or proceeding alleging that Public Company or any of its subsidiaries has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property rights nor has Public Company or any of its subsidiaries received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(f) Public Company has made available to Merger Partner copies of all written complaints, claims, notices or threats, or disclosed to Merger Partner all material non-written complaints, claims, notices or threats, in each case, concerning the infringement, violation or other misappropriation of any Public Company Intellectual Property.

(g) Section 4.10(g) of the Public Company Disclosure Schedule identifies each (i) license or other agreement pursuant to which Public Company has granted rights to any Public Company Licensed Intellectual Property, and (ii) each agreement, contract, assignment or other instrument pursuant to which Public Company has granted any joint ownership interest in or to each item of Public Company Owned Intellectual Property, in each case (i) and (ii) other than Excluded Contracts.

(h) Section 4.10(h) of the Public Company Disclosure Schedule identifies (i) each license or agreement pursuant to which Public Company has obtained rights to any Public Company Licensed Intellectual Property (excluding generally available, off the shelf software programs that are licensed by Public Company pursuant to “shrink wrap” licenses, the total fees associated with which are less than $50,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which Public Company has obtained any joint or sole ownership interest in or to each item of Public Company Owned Intellectual Property, in each case (i) and (ii) other than Excluded Contracts.

(i) To Public Company’s knowledge, no Worker of Public Company or any of its subsidiaries is in default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Public Company or any of its subsidiaries, as applicable, relating to the protection, ownership, development, use, assignment or transfer of Public Company Intellectual Property. To the extent that any Public Company Owned Intellectual Property has been conceived, reduced to practice, authored, developed or created for Public Company or any of its subsidiaries by any individual while a Worker, Public Company or such subsidiary has obtained the entire and unencumbered right, title and interest therein and thereto by operation of Law or by valid written assignment.

(j) The execution and delivery of this Agreement by Public Company does not, and the consummation by Public Company of the transactions contemplated by this Agreement shall not, result in (i) a breach of or default under any agreement governing any Public Company Intellectual Property; (ii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, any Public Company Intellectual Property; (iii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue in respect of, any Merger Partner Intellectual Property; or (iv) Merger Partner, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Public Company Intellectual Property.

(k) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Public Company Intellectual Property” shall mean the Public Company Owned Intellectual Property and the Public Company Licensed Intellectual Property (excluding in each case any intellectual property to be sold or otherwise transferred pursuant to the Legacy Asset APA).

(ii) “Public Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to Public Company or any of its subsidiaries by any individual or entity other than Public Company or any of its subsidiaries, excluding any Intellectual Property that is licensed to Public Company under Excluded Contracts.

(iii) “Public Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by Public Company or any of its subsidiaries, in whole or in part.

(iv) “Public Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of Public Company, or where Merger Partner is the assignee thereof, in each case, alone or jointly with others.

4.11 Contracts.

(a) Except as provided on Section 4.11(a) of the Public Company Disclosure Schedule, as of the date of this Agreement, there are no Contracts that are material contracts (as defined in Item 601(b)(10) of Regulation S-K) with respect to Public Company, other than those Contracts identified or described in the Public Company SEC Reports filed prior to the date hereof.

(b) Public Company has not entered into any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K other than as disclosed in an SEC Report filed prior to the date hereof.

(c) Section 4.11(c) of the Public Company Disclosure Schedule lists the following Contracts of Public Company and its subsidiaries in effect as of the date of this Agreement:

(i) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires future payments by or to Public Company or any of its subsidiaries in excess of $30,000 in the aggregate, or (B) in which Public Company or any of its subsidiaries has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or to a right of first offer, right of first refusal, right of first negotiation in favor of any third party;

(ii) any Contract under which Public Company has granted to a third party a license under, or option or covenant not to sue with respect to, any Public Company Intellectual Property, except for any Excluded Contract;

(iii) any Contract under which Public Company or any of its subsidiaries is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iv) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement, other than Excluded Contracts;

(v) any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development or which is being marketed, distributed, supported, sold or licensed out, in each case by or on behalf of Public Company or any of its subsidiaries; and

(vi) any Contract that involved or would reasonably be expected to result in (i) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien (excluding a Permitted Lien) on any Public Company Intellectual Property, (ii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue with respect to any Merger Partner Intellectual Property, or (iii) Public Company or any of its subsidiaries being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Public Company Intellectual Property.

(d) Public Company has made available to Merger Partner a complete and accurate copy of each Contract listed in Sections 4.10(a), 4.10(h), 4.10(i) and 4.11(c) of the Public Company Disclosure Schedule. With respect to each Contract so listed and those Contracts identified or described in the Public Company SEC Reports filed prior to the date hereof: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Public Company and/or its subsidiaries, as applicable, and, to the knowledge of Public Company, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) none of Public Company, its subsidiaries nor, to the knowledge of Public Company, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by Public Company, its subsidiaries or, to the knowledge of Public Company, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect.

4.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Public Company or any of its subsidiaries that seeks either damages in excess of $500,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except, in each case, for such actions, suits, proceedings, claims, arbitrations or investigations that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Public Company or any of its subsidiaries.

4.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect:

(i) Public Company and its subsidiaries have complied with all applicable Environmental Laws;

(ii) the properties currently or formerly owned, leased or operated by Public Company and its subsidiaries (including soils, groundwater, surface water, buildings or other structures) are or were not contaminated with any Hazardous Substances;

(iii) neither Public Company nor any of its subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; and

(iv) neither Public Company nor any of its subsidiaries have released any Hazardous Substance into the environment.

(b) As of the date of this Agreement, neither Public Company nor any of its subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Public Company or any of its subsidiaries may be in material violation of or have material liability or obligations under, any Environmental Law.

(c) Neither Public Company nor any of its subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to any material liability under any Environmental Law or relating to Hazardous Substances.

4.14 Employee Benefit Plans.

(a) Public Company has made available a complete and accurate copy, as of the date of this Agreement, of all written material Employee Benefit Plans sponsored, maintained, or contributed to (or required to be contributed to), by Public Company or any of its subsidiaries for the benefit of any current or former employee or other individual service provider of Public Company or any of its subsidiaries (or such employee or other individual service provider’s beneficiary) or with respect to which Public Company or any of its subsidiaries have any liability (collectively, the “Public Company Employee Plans”). No Public Company Employee Plan is sponsored or maintained by a professional employer organization (PEO) or similar provider.

(b) Each Public Company Employee Plan is and has been established and administered in all material respects in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms and each of Public Company and its subsidiaries has in all material respects met its obligations with respect to such Public Company Employee Plan and has made all required contributions thereto (or reserved such contributions on the Public Company Balance Sheet). There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Public Company Employee Plan, and to the knowledge of Public Company, no such audit, investigation or other proceeding is threatened.

(c) With respect to Public Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Public Company or any of its subsidiaries.

(d) All Public Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the IRS to the effect that such Public Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Public Company, no revocation has been threatened.

(e) Neither Public Company nor any of its subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Public Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Public Company Employee Plan is funded with or otherwise holds securities issued by Merger Partner or any of its subsidiaries. No Public Company Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) No Public Company Employee Plan provides post-termination health or life insurance benefits to any individual, except as required by (i) COBRA or similar state Law or (ii) contractually required subsidies for COBRA coverage during severance.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (A) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of Public Company or any of its subsidiaries, (B) result in any forgiveness of indebtedness to any current or former employee or other individual service provider of Public Company or any of its subsidiaries, (C) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of Public Company or any of its subsidiaries, or (D) trigger any payment or funding of any compensation or benefits under any Public Company Employee Plan. No Public Company Employee Plan provides for the gross-up of Taxes with respect to Code Section 4999 or 409A.

(h) Each Public Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) materially complies and has complied in form and operation with Section 409A of the Code and all IRS regulations and other guidance thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. Since January 1, 2005, no stock option or equity unit option granted under any Public Company Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

4.15 Compliance With Laws. Public Company and each of its subsidiaries has complied in all material respects with, is not in material violation of, and, as of the date of this Agreement, has not received any notice alleging any violation with respect to, any applicable provisions of any statute, Law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

4.16 Permits and Regulatory Matters.

(a) Public Company and each of its subsidiaries have all required Permits that are material to the conduct of their businesses as currently conducted, including all such Permits required by the FDA, such as allowance of an IND, or any other Governmental Entity exercising comparable authority (the “Public Company Authorizations”).

(b) Public Company and its subsidiaries are in compliance in all material respects with the terms of the Public Company Authorizations. No Public Company Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. All Public Company Authorizations are in full force and effect, and no violations or notices of failure to comply have been issued or recorded in respect of any such Public Company Authorizations. All applications, reports, notices and other documents required to be filed by Public Company and its subsidiaries with all Governmental Entities have been timely filed and are complete and correct in all material respects as of the date filed or as amended prior to the date of this Agreement. None of Public Company and its subsidiaries, and to Public Company’s knowledge, any officer, employee or agent of Public Company or any of its subsidiaries has been convicted of any crime on behalf of Public Company that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entity, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entity.

(c) Public Company is and at all times has been in material compliance, to the extent applicable, with all statutes, laws, rules, regulations (including all requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices) or orders administered or issued by the FDA or any other Governmental Entity exercising comparable authority, applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any pharmaceutical product tested, developed, promoted, marketed, manufactured or distributed by Merger Partner . Neither Public Company nor any of its subsidiaries has received any written notices or correspondence from the FDA or any other Governmental Entity alleging or asserting any material noncompliance with any Public Company Authorizations; and (iii) has not received notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Public Company Authorizations (except where such limitation, suspension, modification, or revocation would not reasonably be expected to have a Public Company Material Adverse Effect) and to the knowledge of Public

Company, there is no action or proceeding pending or threatened against Public Company (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that Public Company or any of its subsidiaries is in material noncompliance with any and all applicable laws, regulations or orders implemented by the FDA or any other Governmental Entity exercising comparable authority. Neither Public Company nor any of its subsidiaries nor any of their respective officers, employees or agents have made an untrue statement of a material fact or fraudulent statement to any Governmental Entity or failed to disclose a material fact required to be disclosed to any Government Entity.

(d) To Public Company’s knowledge, all preclinical and clinical investigations and trials sponsored by Public Company are being conducted in compliance in all material respects with applicable laws, including, as applicable, Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices requirements and privacy laws. Public Company has not received any written notices from any Government Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical or pre-clinical studies or tests, or chemistry, manufacturing, and control quality issues requiring the termination, suspension or material modification of such studies or tests and, to Public Company’s knowledge, there are no facts that would reasonably give rise to such an action (except where such material modification would not reasonably be expected to have a Merger Partner Material Adverse Effect, such as modifications that are part of routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

(e) There are no seizures, recalls, market withdrawals, field notifications or corrective actions, notifications of misbranding or adulteration, destruction orders, safety alerts or similar actions relating to the safety or efficacy of any products marketed or sold by Public Company or any of its subsidiaries being conducted, requested in writing or, to the knowledge of Public Company, threatened by the FDA or any other Governmental Entity exercising comparable authority. Public Company has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued any recall, market withdrawal, safety alert or other similar notice or action relating to the alleged lack of safety or efficacy of any products marketed or sold by Public Company or any of its subsidiaries.

(f) The studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of Public Company are being conducted or have been conducted in all material respects in accordance with approved study protocols and all applicable laws and regulations. The descriptions of, protocols for, and material data and other results of, any such studies, tests and/or trials that have been furnished or made available to Merger Partner are accurate and complete in all material respects with respect to what is currently known by or available to Public Company. Public Company is not aware of any studies, test or trials the results of which would cause Merger Public Company to reasonably believe the results would have a material adverse effect on the studies, tests and trials conducted by or on behalf of Public Company, and Public Company has not received any notices or correspondence from the FDA or any other Governmental Entity exercising comparable authority or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any IND, or clinical trials conducted by or on behalf of Public Company (except where such material modification would not reasonably be expected to have a Public Company Material Adverse Effect, such as modifications that are for routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

4.17 Employees.

(a) All current employees of Public Company have entered into confidentiality and assignment of inventions agreements with Public Company, a copy or form of which has previously been made available to Merger Partner. To the knowledge of Public Company, as of the date of this Agreement, no employee of Public Company or any subsidiary of Public Company is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Public Company or any of its subsidiaries because of the nature of the business currently conducted by Public Company or any of its subsidiaries or to the use of trade secrets or proprietary information of others. To the knowledge of Public Company, as of the date of this Agreement, no key employee or group of key employees has any plans to terminate employment with Public Company or its subsidiaries.

(b) Neither Public Company nor any of its subsidiaries is or has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor to the knowledge of Public Company and its subsidiaries, have there been any labor organizing activities with respect to any employees of Public Company or any of its subsidiaries. Neither Public Company nor any of its subsidiaries is or has been the subject of any proceeding asserting that Public Company or any of its subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Public Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Public Company or any of its subsidiaries.

(c) Except as would not reasonably be expected to result in a Public Company Material Adverse Effect, Public Company and its subsidiaries are and have been in material compliance with all applicable Laws related to employment (including verification of employment eligibility), employment practices (including Laws related to discrimination, harassment, and retaliation), terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Public Company, all employees of Public Company and its subsidiaries are lawfully authorized to work in the United States.

(d) Neither Public Company nor any of its subsidiaries has received written notice of any material charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Public Company or any of its subsidiaries, nor, to the knowledge of Public Company, has any such charge been threatened. No current or former employee of Public Company or any of its subsidiaries has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment, nor to Public Company’s knowledge, has an oral complaint of any of the foregoing been made within the preceding twelve (12) months.

(e) Neither Public Company nor any of its subsidiaries has caused a plant closing as defined in the WARN Act affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor have any of the foregoing been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

4.18 Insurance. Public Company and its subsidiaries maintain insurance policies (the “Public Company Insurance Policies”), including insurance covering directors and officers for securities Law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Public Company Insurance Policy is in full force and effect. None of the Public Company Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. Public Company and each of its subsidiaries have complied in all material respects with the provisions of each Public Company Insurance Policy under which it is the insured party. No insurer under any Public Company Insurance Policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy.

4.19 Opinion of Financial Advisor. The financial advisor of Public Company, SVB Leerink LLC (the “Public Company Financial Advisor”), has delivered to Public Company an opinion dated the date of this Agreement to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Public Company, a signed copy of which opinion will be delivered to Merger Partner within one Business Day following the date of this Agreement.

4.20 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of Merger Partner in Section 3.23, Public Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203) shall not apply to the execution, delivery or performance of this Agreement, the Public Company Support Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or the Public Company Support Agreement.

4.21 Brokers; Fees and Expenses. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of Public Company or any of its subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except the Public Company Financial Advisor.

4.22 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no assets or liabilities other than those incident to its formation, the execution of this Agreement and the completion of the transactions hereunder.

4.23 Certain Business Relationships With Affiliates. No Affiliate of Public Company (other than a wholly owned subsidiary of Public Company) (a) owns any material property or right, tangible or intangible, which is used in the business of Public Company or any of its subsidiaries, (b) has any material claim or cause of action against Public Company or any of its subsidiaries or (c) owes any material money to, or is owed any material money by, Public Company or any of its subsidiaries. Section 4.22 of the Public Company Disclosure Schedule describes any material Contracts between Public Company and any Affiliate thereof (other than a wholly owned subsidiary of Public Company) which were entered into or have been in effect at any time since January 1, 2019, other than (i) any employment or service Contracts, invention assignment agreements and other Contracts entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation, or (ii) any arms-length agreements with any portfolio company of any venture capital firm, private equity firm, angel investor, or similar investor of Public Company.

4.24 Controls and Procedures, Certifications and Other Matters.

(a) Public Company and each of its subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting designed to provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Public Company and to maintain accountability for Public Company’s consolidated assets, (iii) access to assets of Public Company and its subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Public Company and its subsidiaries is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Public Company maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning Public Company and its subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Public Company’s filings with the SEC and other public disclosure documents.

(c) Neither Public Company nor any of its subsidiaries has, since Public Company became subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Public Company or any of its subsidiaries. Section 4.24(c) of the Public Company Disclosure Schedule identifies any loan or extension of credit maintained by Public Company or any subsidiary to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

4.25 Books and Records. The minute books and other similar records of Public Company contain complete and accurate records of all actions taken at any meetings of Public Company’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of Public Company have been maintained in accordance with good business and bookkeeping practices.

4.26 Data Protection. Public Company and its subsidiaries have complied at all times, and currently comply, in each case, in all material respects, with any applicable data protection and privacy Law with respect to their businesses, including, as applicable, with respect to (i) the requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) data subject information requests from data subjects, (iii) where necessary, the obtaining of consent to data processing and/or direct marketing activity, and (iv) where necessary, the obtaining of any approval, consultation and/or agreement of any applicable works councils or such similar worker representation bodies. Neither Public Company nor any of its subsidiaries has received any written notice or complaint from any individual, third party and/or regulatory (i) authority alleging non-compliance by Public Company or any of its subsidiaries with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (ii) claiming compensation for or an injunction for non-compliance with any applicable data protection and privacy Law.

4.27 Legacy Asset APA. Public Company has complied in all material respects with each of the obligations and covenants set forth under the Legacy Asset APA and the Ancillary Agreements (as defined in the Legacy Asset APA) in accordance with the terms thereof and has not breached and there has not been any inaccuracy in any of the representations and warranties of Public Company under the Legacy Asset APA or any of the Ancillary Agreements (as defined in the Legacy Asset APA). Public Company has, prior to the Closing, performed in full all of Public Company’s obligations under Sections 2.1, 2.5, 2.7 (other than Section 2.7.7) of the Legacy Asset APA and, as of the Closing, Public Company has no further affirmative obligations under such provisions of the Legacy Asset APA.

4.28 No Other Representations or Warranties. Each of Public Company and Merger Sub hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Merger Partner nor any other person on behalf of Merger Partner makes any express or implied representation or warranty with respect to Merger Partner or its financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Public Company, Merger Sub or any of their Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Merger Partner set forth in Article III (in each case as qualified and limited by the Merger Partner Disclosure Schedule) or any representations and warranties of a signatory to any Merger Partner Support Agreement or Merger Partner Lock Up Agreement) none of Public Company, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person, has relied on any representations, warranties, statements, or information (including the accuracy or completeness thereof).

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of Merger Partner. Except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule or as expressly provided herein or as consented to in writing by Public Company (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any applicable

Law or COVID-19 Measure, or as required in connection with the Financing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Merger Partner shall use commercially reasonable efforts to, act and carry on its business in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule or as expressly provided herein, or to the extent necessary to comply with any applicable Law or COVID-19 Measure, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Merger Partner shall not directly or indirectly, do any of the following without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, other than the issuance of shares upon exercise or conversion of any Merger Partner Preferred Stock, Merger Partner Stock Options, or other convertible securities of Merger Partner; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (iii), from former employees, directors and consultants in accordance with Merger Partner Stock Plans;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than (i) the issuance of shares of Merger Partner Common Stock pursuant to the Financing, upon exercise or conversion of any Merger Partner Preferred Stock, Merger Partner Stock Options, other convertible securities of Merger Partner and (ii) the grant of Merger Partner Stock Options in the Ordinary Course of Business);

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new subsidiary or acquire any equity interest or other interest in any other person;

(d) acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(e) except in the Ordinary Course of Business, sell, lease, license, pledge, or otherwise dispose of or encumber any material properties or assets of Merger Partner;

(f) whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Merger Partner;

(g) enter into any material transaction other than in the Ordinary Course of Business;

(h) (i) incur any indebtedness for borrowed money other than pursuant to Contracts existing as of the date of this Agreement or any refinancings with respect thereto, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Merger Partner, or (iii) make any loans, advances (other than routine advances to employees of Merger Partner in the Ordinary Course of Business pursuant to Merger Partner Employee Plans) or capital contributions to, or investment in, any other person; or

(i) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Merger Partner in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

If Merger Partner desires to take an action which would be prohibited pursuant to this Section 5.1 without the consent of Public Company, Merger Partner may request such consent by sending an email to the following individuals, which email shall be sufficient notice under this Agreement:

Rahul Ballal (***@***.com)

and

Michael Gray (***@***.com)

and

Steve Migausky (***@***.com)

5.2 Covenants of Public Company. Except as set forth in Section 5.2 of the Public Company Disclosure Schedule or as expressly provided herein or as consented to in writing by Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any applicable Law or COVID-19 Measure, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Public Company shall, and shall cause each of its subsidiaries to, act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), and, use commercially reasonable efforts to maintain and preserve its and each of its subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Public Company Disclosure Schedule or as expressly provided herein or in the Legacy APA or any Legacy Asset Disposition Agreement, or to the extent necessary to comply with any applicable Law or COVID-19 Measure, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Public Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) except as contemplated by the Reverse Stock Split, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (ii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (ii), from former employees, directors and consultants in accordance with Public Company Stock Plans;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (in each case other than the issuance of shares of Public Company Common Stock upon the exercise of Public Company Stock Options or Public Company Warrants or the settlement of Public Company RSUs outstanding on the date of this Agreement and set forth in Section 4.2(b) or Section 4.2(c) of the Public Company Disclosure Schedule in accordance with their present terms (including cashless exercises));

(c) except as contemplated by the Reverse Stock Split, amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new subsidiary or acquire any equity interest or other interest in any other person;

(d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to Public Company and its subsidiaries, taken as a whole;

(e) except as contemplated by Section 5.4, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Public Company or of any of its subsidiaries;

(f) whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Public Company and its subsidiaries, taken as a whole (including any accounts, leases, contracts or Intellectual Property or any assets or the stock of any of its subsidiaries);

(g) enter into any material transaction;

(h) license any material Intellectual Property Rights to or from any third party;

(i) (i) incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Public Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Public Company in the Ordinary Course of Business pursuant to Public Company Employee Plans) or capital contributions to, or investment in, any other person, other than Public Company or any of its direct or indirect wholly owned subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect Public Company or its subsidiaries against fluctuations in commodities prices or exchange rates;

(j) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify any agreement that terminated any Public Company Lease;

(k) make (A) any capital expenditures or other expenditures with respect to property, plant or equipment or (B) other material expenditures in excess of $25,000 in the aggregate (other than any expenditures in the Ordinary Course of Business;

(l) make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC or a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(m) except for terminations as a result of the expiration of any contract that expires in accordance with its terms, (A) modify or amend in any material respect, or terminate, any material contract or agreement to which Public Company or any of its subsidiaries is party, or (B) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Public Company of any of its subsidiaries);

(n) (i) enter into any contract or agreement, including those relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, Public Company or any of its subsidiaries or (ii) license any Intellectual Property rights to or from any third party;

(o) except as required to comply with a Public Company Employee Plan, (i) take any action with respect to, adopt, enter into, terminate (other than terminations for cause) or amend any Public Company Employee Plan (or any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Public Company Employee Plan had it been in effect on the date of this Agreement)

or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity or equity-based incentive awards, (iv) pay any benefit not provided for as of the date of this Agreement under any benefit plan under any Public Company Employee Plan, (v) grant any awards under any Public Company Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Public Company Employee Plan had it been in effect on the date of this Agreement), or (vi) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any Public Company Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Public Company Employee Plan had it been in effect on the date of this Agreement);

(p) make or change any Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any material Tax liability, claim or assessment, surrender any right to claim a refund of material Taxes, or amend any income or other material Tax Return;

(q) commence any offering of shares of Public Company Common Stock, including pursuant to any employee stock purchase plan;

(r) initiate, threaten, compromise or settle any litigation or arbitration proceeding;

(s) fail to use commercially reasonable efforts to maintain insurance levels substantially comparable to levels existing as of the date of this Agreement;

(t) open or close any facility or office;

(u) fail to pay accounts payable and other obligations when due; or

(v) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Public Company in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

If Public Company desires to take an action which would be prohibited pursuant to this Section 5.2 without the consent of Merger Partner, Public Company may request such consent by sending an email to the following individuals, which email shall be sufficient notice under this Agreement:

Sam Kintz: ***@***.com

Ben Hohl: ***@***.com

Galya Blachman: ***@***.com

5.3 Confidentiality. The parties acknowledge that Public Company and Merger Partner have previously executed a confidentiality agreement, dated as of July 28, 2022 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

5.4 Closing Dividend; Legacy Asset Dispositions.

(a) Prior to the Effective Time, Public Company shall declare a dividend (the “Closing Dividend”) to its common stockholders of record the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Public Company Common Stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit C (the “CVR Agreement”). The record date for the Closing Dividend shall be the close of business on the last Business Day prior to the day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such dividend may be conditioned upon the occurrence of the Effective Time. In connection with the Closing Dividend, Public Company shall cause the CVR Agreement to be duly authorized, executed and delivered by Public Company and a rights agent selected by Public Company with Merger Partner’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned).

(b) Public Company and Merger Partner agree that Public Company may, without the prior consent of Merger Partner, sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of its Legacy Assets at any time at or prior to the Closing pursuant to (A) that certain Asset Purchase Agreement, dated as of September 6, 2022, by and between Public Company and Cardurion Pharmaceuticals, Inc. (the “Legacy Asset APA”) or (B) any definitive agreement entered into after the date hereof and prior to the Closing that is a customary “as is / where is” sale agreement and does not contain (i) any non-competition obligation affecting any of the assets of Merger Partner or Public Company or (ii) any post-disposition obligations or Liabilities for Public Company following the Closing, including any indemnification obligations or Liability for any representation or warranty, other than customary obligations of confidentiality (a “Legacy Asset Disposition Agreement”). For the avoidance of doubt, Public Company shall not enter into any other agreement after the date hereof calling for the sale, assignment, license, or other disposition of a Legacy Asset without the prior written consent of Merger Partner. For purposes of this Section 5.4, “Legacy Assets” shall mean IMR-687 and IMR-261. Public Company shall keep Merger Partner reasonably apprised for all discussions and communications concerning the Legacy Asset APA or any actual or potential Legacy Asset Disposition Agreement and the actual or potential transactions contemplated thereby, including sharing all draft Contracts and other documents with respect thereto. In the event that Public Company intends to enter into a Legacy Asset Disposition Agreement, Public Company shall provide Merger Partner with written notice of such intention to enter into a Legacy Asset Disposition Agreement at least ten (10) days prior to the execution of such Legacy Asset Disposition Agreement. For the avoidance of doubt, Public Company may comply with each of its obligations under the Legacy Asset APA and any Legacy Asset Disposition Agreement; provided that Public Company shall not (i) amend the Legacy Asset APA or any Legacy Asset Disposition Agreement or (ii) waive the condition precedent set forth in the first sentence of Section 7.2.3 of the Legacy Asset APA, in each case without the prior written consent of Merger Partner.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation

(a) No Solicitation or Negotiation. Except as set forth in this Section 6.1, until the Effective Time, each of Merger Partner, Public Company and their respective subsidiaries shall not, and each of Merger Partner and Public Company shall use reasonable best efforts to cause their respective directors, officers, employees, attorneys, and financial advisors (“Representatives”) not to, directly or indirectly:

(i) solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Public Company or Merger Partner, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(iii) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

(iv) publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 6.1(c), prior to the Specified Time, each of Public Company and Merger Partner, and their respective Representatives, may (A) furnish non-public information with respect to Public Company and its subsidiaries or Merger Partner, as the case may be, to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Acquisition Proposal; provided, (x) that either Merger Partner or Public Company (as applicable) receives from the Qualified Person an executed confidentiality agreement on the terms not less restrictive than exist in the Confidentiality Agreement and, if entered into after the date of this Agreement, containing additional provisions that expressly permit such party to comply with this terms of this Section 6.1 (a copy of which shall be provided to the other party), (y) the party seeking to make use of this proviso has not otherwise materially breached this Section 6.1 with respect to such Acquisition Proposal or the person making such Acquisition Proposal, and (z) the Merger Partner Board or Public Company Board (as applicable) has determined (after consultation with outside legal counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. It is understood and agreed that any violation of the restrictions in this Section 6.1 (or action that, if taken by Public Company or Merger Partner, as applicable, would constitute such a violation) by any director, officer, attorney, or financial advisor of Public Company or Merger Partner shall be deemed to be a breach of this Section 6.1 by Public Company or Merger Partner, as applicable.

(b) No Change in Recommendation or Alternative Acquisition Agreement.

Prior to the Effective Time:

(i) (A) Merger Partner Board (and any committee thereof) shall not, except as set forth in this Section 6.1, (1) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Merger Partner Board with respect to the Merger, (2) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, or (3) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, or (4) propose publicly to approve, adopt or recommend any Acquisition Proposal (a “Merger Partner Board Recommendation Change”) and (B) the Public Company Board (and any committee thereof) shall not, except as set forth in this Section 6.1, (1) fail to include its recommendation to the approval of the Required Public Company Voting Proposal in the Proxy Statement/Prospectus or shall have withdrawn or modified in a manner adverse to Merger Partner its recommendation of the Required Public Company Voting Proposal, (2) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Public Company Board with respect to the Share Issuance, (3) after the receipt by Public Company of an Acquisition Proposal, Merger Partner requests in writing that Public Company Board reconfirm its recommendation of the Required Public Company Voting Proposal and Public Company Board fails to do so within ten Business Days after its receipt of Merger Partner’s request, (4) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement or (5) propose publicly to approve, adopt or recommend, or has approved, adopted, or recommended any Acquisition Proposal (each a “Public Company Board Recommendation Change”);

(ii) each of Public Company and Merger Partner shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); and

(iii) each of the Public Company Board and the Merger Partner Board, and each committee thereof, shall not, except as set forth in this Section 6.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 6.1), at any time prior to the Specified Time, the Public Company Board or the Merger Partner Board, as the case may be, may effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, (A) with respect to a Superior Proposal or (B) in response to an Intervening Event (in the case of either clause (A) or clause (B)) if: (i) such board of directors shall have determined (after consultation with outside legal counsel) that the failure to effect such Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law; (ii) such party has provided at least four Business Days prior written notice to the other party that it intends to effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (including the identity of the person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change for purposes of this Agreement); (iii) such party has complied in all material respects with the requirements of this Section 6.1 in connection with any potential Superior Proposal or Intervening Event; and (iv) if the other party shall have delivered to such party a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the four Business Day period referred to in clause (ii) above, such party’s board of directors shall have determined (after consultation with outside legal counsel), after considering the terms of such offer by the other party, that the failure to effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration such party’s stockholders would receive as a result of such potential Superior Proposal), such party shall be required to provide the other party with notice of such material amendment and there shall be a new two Business Day period following such notification during which the parties shall comply again with the requirements of this Section 6.1(b) and the board of directors of such party shall not make a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, prior to the end of any such period as so extended.

(c) Notices of Proposals. Each party will as promptly as reasonably practicable (and in any event within twenty four (24) hours after receipt) (i) notify the other party of its receipt of any Acquisition Proposal and (ii) provide to the other party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the person making such Acquisition Proposal, and copies of all written communications and materials from such person with respect to such actual or potential Acquisition Proposal. Such party in receipt of an Acquisition Proposal shall notify the other party, in writing, of its first decision of its board of directors as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such to any person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than 24 hours after such determination was reached). Such party in receipt of an Acquisition Proposal will (A) provide the other party with written notice setting forth such information as is reasonably necessary to keep such other party reasonably informed of the material terms of any such Acquisition Proposal and of any material amendments or modifications thereto made by the person making an Acquisition Proposal, and (B) prior to, or substantially concurrently with, the provision of any material non-public information of such party to any such person, provide such information the other party (including by posting such information to an electronic data room), to the extent such information has not previously been made available the other party.

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit Merger Partner or Public Company or their respective Boards of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Merger Partner or Public Company or their respective Boards of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Merger Partner or Public Company, as applicable, is unable to take a position with respect to the bidder’s tender offer unless the applicable Board of Directors determines after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Merger Partner Board Recommendation Change or Public Company Board Recommendation Change, as applicable, unless such communication expressly reaffirms its recommendation for the Merger and the other transactions contemplated hereby in such communication.

(e) Cessation of Ongoing Discussions. Each of Public Company and Merger Partner shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 6.1. Public Company and Merger Partner will each promptly revoke or withdraw access of any person (other than Public Company, Merger Partner and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to Public Company that was established or shared in connection with any potential Acquisition Proposal and request from each third party (other than Public Company, Merger Partner and their Representatives) the prompt return or destruction of all non-public information with respect to Public Company or Merger Partner, as applicable, previously provided to such person.

(f) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” means, with respect to Public Company or Merger Partner, (a) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its subsidiaries (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more subsidiaries of such party), (b) any proposal for the issuance by such party of 15% or more of its equity securities or (c) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its subsidiaries, in each case other than the transactions contemplated by this Agreement; provided, however, that no inquiry, proposal, or offer received pursuant to the terms of or in connection with the Financing shall be an Acquisition Proposal.

“Intervening Event” means a material Effect (other than any Effect resulting from a material breach of this Agreement by the party seeking to claim an Intervening Event) that (a) was not known to or reasonably foreseeable by the Public Company Board (with respect to Public Company) or the Merger Partner Board (with respect to Merger Partner) and (b) does not relate to an Acquisition Proposal; provided, however, the receipt, existence or terms of an Acquisition Proposal or Superior Proposal or any matter relating thereto shall not constitute an Intervening Event.

“Qualified Person” means any person making an unsolicited Acquisition Proposal that the Public Company Board or the Merger Partner Board, as applicable, determines in good faith (after consultation with outside counsel and its financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a material breach by Public Company or Merger Partner, as applicable, of its obligations under Section 6.1(a).

“Specified Time” means the earliest to occur of (a) the Effective Time, (b) in the case of Public Company, the date on which the stockholders of Public Company shall have approved the Required Public Company Voting Proposal, and (c) in the case of Merger Partner, the date on which the stockholders of Merger Partner shall have approved the Merger Partner Voting Proposal and (d) the time at which this Agreement is terminated in accordance with the terms hereof.

“Superior Proposal” means, with respect to Public Company or Merger Partner, any bona fide, unsolicited written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of such party and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale or exclusive license of its assets, (a) on terms which the board of directors of such party determines in its good faith judgment to be more favorable to the holders of such party’s capital stock from a financial point of view than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of this Agreement, which offer is not revocable for at least four Business Days) that the board of directors of such party determines to be relevant, and (b) which board of directors of such party has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal that board of directors of such party determines to be relevant (including the likelihood and timing of consummation (as compared to the transactions contemplated hereby).

6.2 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practical after the execution of this Agreement and contingent upon receipt from Merger Partner of the information required by the following sentence, Public Company, with the cooperation of Merger Partner, shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Merger Partner, Merger Sub and Public Company shall (i) provide to the other parties as promptly as practical all information, including financial statements and descriptions of its business and financial condition, as Public Company as such other parties may reasonably request for preparation of the Registration Statement and the Proxy Statement/Prospectus and (ii) cause the timely cooperation of its independent public accountants in connection with the preparation and filing of the Registration Statement and the Proxy Statement/Prospectus, including by causing such accountants to provide a consent to the inclusion of such accountant’s reports in respect of the financial statements of the applicable party in the Registration Statement and/or in the Proxy Statement/Prospectus (as applicable) and to the reference to such accountant firm as an “expert” therein. Public Company shall respond to any comments of the SEC and shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Public Company shall cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Public Company shall notify Merger Partner promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any filing pursuant to Section 6.2(b) or for additional information and shall supply Merger Partner with copies of all correspondence between Public Company or any of its representatives, on the one hand, and the SEC, or its staff, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any filing pursuant to Section 6.2(b). Public Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC under this Section 6.2 to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder. Whenever either Public Company or Merger Partner shall become aware of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any filing pursuant to Section 6.2(b), Public Company or Merger Partner, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Public Company and Merger Partner, such amendment or supplement.

(b) Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Public Company shall provide Merger Partner a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by Merger Partner. Public Company will advise Merger Partner, promptly after Merger Partner receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Public Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) Public Company and Merger Partner shall promptly make all necessary filings with respect to the Merger and the Share Issuance under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

6.3 Nasdaq Listing. Public Company agrees to continue the listing of Public Company Common Stock on Nasdaq during the term of this Agreement and to cause the shares of Public Company Common Stock being issued in connection with the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time, including by filing the Nasdaq Listing Application. Merger Partner will cooperate with Public Company to cause the Nasdaq Listing Application to be approved and shall promptly furnish to Public Company all information concerning Merger Partner and its equityholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.3.

6.4 Access to Information. Each of Public Company and Merger Partner shall (and Public Company shall cause its subsidiaries to) afford to the other party’s officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Public Company and Merger Partner shall (and Public Company shall cause its subsidiaries to) furnish promptly to the other party all information concerning its business, properties, assets and personnel as the other party may reasonably request in furtherance of the consummation of the Merger, the Financing, or the other transactions contemplated by this Agreement; provided, however, that a party may restrict the foregoing access to the extent that (a) any applicable Law requires such restriction, (b) such access would give rise to a risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege, or (c) such access would be in breach of any confidentiality obligation or similar obligation. Each of Public Company and Merger Partner will (and Public Company will cause its subsidiaries to) hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.4 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Any information obtained pursuant to the access contemplated by this Section 6.4 shall be subject to the Confidentiality Agreement. Any access to any facilities of Merger Partner, Public Company, or any of their subsidiaries, shall be subject to the reasonable security measures and insurance requirements of Merger Partner, Public Company, or any of their subsidiaries, as applicable, and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, each of Public Company and Merger Partner shall promptly provide the other party with copies of any material notice, report or other document received from any Governmental Entity in connection with the Merger or any of the transactions contemplated by this Agreement.

6.5 Stockholder Approval.

(a) Not later than the second Business Day after the Registration Statement is declared effective under the Securities Act (but in no event before (1) the information statement contained in the Proxy Statement/Prospectus shall have been delivered to Merger Partner’s stockholders and (2) the Registration Statement shall have been declared effective), Merger Partner shall solicit and obtain the Merger Partner Stockholder Approval by the Written Consents (in a form reasonably acceptable to Public Company) to be executed and delivered by Merger Partner’s stockholders for the purposes of (i) evidencing the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached to the Written Consent, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment in cash of the fair value of its Merger Partner Capital Stock under Section 262 the DGCL. In connection with the Merger Partner Stockholder Approval, Merger Partner shall comply with all disclosure and other obligations to its stockholders under the DGCL and any other applicable laws. Merger Partner shall take all action that is both reasonable and lawful to obtain the Merger Partner Stockholder Approval. Without limiting the generality of the foregoing, Merger Partner agrees that its obligations under this Section 6.5(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Merger Partner of any Acquisition Proposal or a Merger Partner Board Recommendation Change. Any solicitation or similar disclosure circulated to Merger Partner’s stockholders in connection with this Agreement and the Merger shall be in form and substance reasonably satisfactory to Public Company and, except in the case of a Merger Partner Board Recommendation Change, any solicitation or similar disclosure, if the Merger Partner Stockholder Approval has not already been obtained, shall include the recommendation of Merger Partner Board that Merger Partner’s stockholders consent to the adoption of this Agreement and approval of the Merger.

(b) Public Company, acting through the Public Company Board, shall take all actions in accordance with applicable law, its certificate of incorporation and bylaws and Nasdaq rules to duly call, give notice of, convene and hold as promptly as practicable, after the declaration of effectiveness of the Registration Statement, the Public Company Meeting for the purpose of considering and voting upon the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. Subject to Section 6.1(b), the Public Company Board shall include in the Proxy Statement/Prospectus the recommendation of the Public Company Board in favor of approval of the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. Subject to Section 6.1(b), Public Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. The Public Company Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Public Company in consultation with Merger Partner) but in no event later than thirty-five (35) days after the effective date of the Registration Statement. If prior to the originally scheduled date of the Public Company Meeting, as set forth in the Proxy Statement/Prospectus, Public Company reasonably believes there are insufficient shares of Public Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to vote upon the Required Public Company Voting Proposal or, as applicable, the Other Public Company Voting Proposal, Public Company shall have the right to adjourn or postpone the Public Company Meeting to a later date, provided that (i) no such adjournment shall exceed ten (10) Business Days from the original date that the Public Company Meeting was scheduled, and (ii) Public Company may not adjourn the Public Company Meeting on more than two (2) occasions without the prior written consent of Merger Partner.

(c) Unless the Public Company Board has effected a Public Company Board Recommendation Change in accordance with Section 6.1 and terminated this Agreement to enter into a definitive agreement with respect to a Superior Proposal pursuant to Section 8.1, Public Company’s obligation to call, give notice of and hold the Public Company Meeting in accordance with Section 6.5(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, or by any Public Company Board Recommendation Change.

(d) Except in the case of a Public Company Board Recommendation Change made in compliance with Section 6.1, Public Company agrees that the Public Company Board shall recommend that the Public Company Stockholders approve the Required Public Company Voting Proposal and Public Company shall include such recommendation in the Proxy Statement/Prospectus.

(e) Except in the case of a Public Company Board Recommendation Change made in compliance with Section 6.1, Public Company shall use its reasonable best efforts to solicit from the Public Company stockholders proxies in favor of the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals and shall take all other action necessary or advisable to secure the approvals of the stockholders of Public Company. Public Company shall ensure that all proxies solicited in connection with the Public Company Meeting are solicited in material compliance with all applicable laws. Public Company, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger.

(f) Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 8.1.

6.6 Legal Conditions to Merger.

(a) Subject to the terms hereof, including Section 6.6(b), Merger Partner and Public Company shall each use reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Merger Partner or Public Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and its implementing regulations, and (C) any other applicable law and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Merger Partner and Public Company shall reasonably cooperate with each other in connection with the making of all such filings. Merger Partner and Public Company shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Public Company and Merger Partner agree that nothing contained in this Section 6.6(a) shall modify or affect their respective rights and responsibilities under Section 6.6(b).

(b) Each of Merger Partner and Public Company shall use reasonable best efforts to give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Merger Partner Material Adverse Effect or a Public Company Material Adverse Effect from occurring prior to or after the Effective Time. Notwithstanding the foregoing, (x) Merger Partner shall not be required to pay more than a nominal sum to obtain any such consent and (y) upon request of Merger Partner, Public Company will provide a guaranty of any Merger Partner Leases requested by a lessor thereunder to the extent such guaranty is effective at or after the Effective Time.

(c) Subject to the terms hereof, Public Company and Merger Partner agree, and shall cause each of their respective subsidiaries, to (i) cooperate and to use their respective commercially reasonable efforts to achieve expiration or termination of the waiting periods under the HSR Act, including any extensions thereof, and to obtain any other required government clearances or approvals under any other federal, state or foreign Law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (“Antitrust laws”), and (ii) respond to any government requests for information under any Antitrust law. Public Company and Merger Partner shall use reasonable best efforts to file no later than ten (10) Business Days after the date of this Agreement the Notification and Report Forms required by the HSR Act. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust law. Notwithstanding anything to the contrary in this Section 6.6, neither Public Company nor any of its subsidiaries nor Merger Partner shall be under any obligation to (A) make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any material assets or categories of assets of Public Company, any of its Affiliates or Merger Partner or any of its subsidiaries or the holding separate of the shares of Merger Partner Capital Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any material limitation on the ability of Public Company or any of its subsidiaries or Affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Merger Partner Capital Stock (or shares of stock of the Surviving Corporation) or (B) take any action under this Section 6.6 if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

6.7 Public Disclosure. The initial press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by Public Company and Merger Partner. Neither party shall issue any other press release or otherwise make any public statement with respect to the Merger or this Agreement unless required by applicable Law or stock exchange rule, in which case the party required to make such disclosure shall use commercially reasonable efforts to consult with the other party before making any such press release or public statement. Without limiting the foregoing, Public Company shall, by 9:00 a.m. Eastern Time, on the first Business Day immediately following the date hereof, file with the SEC a Current Report on Form 8-K (the “Signing 8-K”) in form and substance as reasonably approved by Merger Partner (which approval shall not be unreasonably withheld, conditioned or delayed).

6.8 Section 368(a) Reorganization; Section 351 Exchange.

(a) The parties intend that the Merger (i) shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) in the event that the Control Requirement is satisfied shall also qualify as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock within the meaning of Section 351(a) of the Code. Each of Public Company, Merger Sub and Merger Partner shall use reasonable best efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates to, take any action or cause any action to be taken which to its knowledge would reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code and, in the event the Control Requirement is satisfied, as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock within the meaning of Section 351(a) of the Code (the “U.S. Tax Treatment”). This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Public Company, Merger Sub and Merger Partner shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

(b) If, in connection with the preparation and filing of the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Merger and the intended U.S. Tax Treatment be prepared and submitted (a “Tax Opinion”), (i) Public Company and Merger Partner shall each use their respective reasonable best efforts to deliver to Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Public Company, and to Wilson Sonsini Goodrich & Rosati, P.C., counsel to Merger Partner, customary Tax representation letters satisfactory to each such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by each such counsel in connection with the preparation and filing of such Registration Statement or any other filing required by applicable Law, (ii) Public Company shall use its reasonable best efforts to cause Wilmer Cutler

Pickering Hale and Dorr LLP to furnish a Tax Opinion addressed to Public Company, subject to customary assumptions and limitations, satisfactory to the SEC and (iii) Merger Partner shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati, P.C. to furnish a Tax Opinion addressed to Merger Partner, subject to customary assumptions and limitations, satisfactory to the SEC.

6.9 Affiliate Legends. Section 6.9 of the Merger Partner Disclosure Schedule sets forth a list of those persons who are, in Merger Partner’s reasonable judgment, “affiliates” of Merger Partner within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”). Merger Partner shall notify Public Company in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. Public Company shall be entitled to place appropriate legends on the certificates evidencing any shares of Public Company Common Stock to be received by Rule 145 Affiliates of Merger Partner in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Public Company Common Stock.

6.10 D&O Indemnification.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Public Company and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Merger Partner, Public Company or any of their respective subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, employee or agent of Merger Partner, Public Company or any of their respective subsidiaries, or, while a director or officer of Merger Partner, Public Company or any of their respective subsidiaries, is or was serving at the request of Merger Partner, Public Company or any of their respective subsidiaries as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the extent permitted under the applicable certificate of incorporation and bylaws. Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Public Company and the Surviving Corporation following receipt by Public Company or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Merger Partner and Public Company immediately prior to the Effective Time.

(b) Prior to the Effective Time, Public Company shall purchase a six-year prepaid “D&O tail policy” (the “D&O Public Company Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Public Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability to be mutually agreed by Public Company and Merger Partner prior to the Closing (which approval will not be unreasonably withheld, conditioned or delayed), but that are no more favorable than the coverage provided under Public Company’s existing policies as of the date of this Agreement with respect to coverage of any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Public Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Merger).

(c) Prior to the Effective Time, Merger Partner shall purchase a six-year prepaid “D&O tail policy” (the “Merger Partner Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Merger Partner’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Merger Partner’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Merger Partner by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Merger).

(d) Public Company shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by a person in successfully enforcing such person’s rights provided in this Section 6.10.

(e) Public Company and Merger Partner agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of Public Company, Merger Partner or any of their respective subsidiaries as provided in their respective certificates of incorporation or bylaws or other organization documents or in any agreement in existence immediately prior to the Effective Time shall survive the Merger and shall continue in full force and effect. The provisions of this Section 6.10 are intended to be in addition to the rights otherwise available to the current officers and directors of Public Company, Merger Partner or any of their respective subsidiaries by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives. The obligations set forth in this Section 6.10 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person, or any person who is a beneficiary under the policies referred to in this Section 6.10 and their heirs and representatives, without the prior written consent of such affected Indemnified Person or other person.

(f) If the Surviving Corporation or Public Company or any of their respective successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such person shall assume all of the obligations of such person set forth in this Section 6.10.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Merger Partner, Public Company or any of their respective subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims under such policies.

6.11 Notification of Certain Matters. Public Company shall give prompt notice to Merger Partner, and Merger Partner shall give prompt notice to Public Company, upon becoming aware of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate which would cause the failure of a condition set forth in Article VII, in each case, at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of Public Company and Merger Sub or Merger Partner, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.12 Employee Communications.

(a) Public Company and Merger Partner will use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any formal written notices or other formal written communication materials to all or a material portion of its employees or other individual service providers regarding this Agreement, the Merger or the effects thereof on the employment or service, compensation or benefits of its employees or other individual service providers.

6.13 FIRPTA Tax Certificates. On or prior to the Closing, Merger Partner shall deliver to Public Company a properly executed certification that shares of Merger Partner Capital Stock are not “United States real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Public Company with the IRS following the Closing) in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) of the Treasury Regulations.

6.14 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by this Agreement, the parties hereto shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

6.15 Security Holder Litigation. Notwithstanding anything to the contrary herein, (a) Public Company shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement brought by any stockholder or any holder of other securities of Public Company against Public Company and/or its directors or officers, provided that Public Company shall give Merger Partner the opportunity to participate in the defense of any such litigation and shall not settle any such litigation without the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), and (b) Merger Partner shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement brought by any stockholder or any holder of other securities of Merger Partner against Merger Partner and/or its directors or officers, provided that Merger Partner shall give Public Company the opportunity to participate in the defense of any such litigation and shall not settle any such litigation without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed).

6.16 Section 16 Matters. Prior to the Effective Time, Public Company shall take all such steps as may be required to cause any acquisitions of Public Company Common Stock (and any options to purchase the same) in connection with this Agreement and the transactions contemplated hereby, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Public Company following the Merger (each such individual, a “Section 16 Officer”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.17 Calculation of Public Company Net Cash and Exchange Ratio.

(a) Not less than ten (10) Business Days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Public Company shall deliver to Merger Partner a draft schedule (the “Draft Public Company Net Cash Schedule”) setting forth, in reasonable detail, the Public Company’s good faith, estimated calculation of the (i) Public Company Net Cash, and (ii) Exchange Ratio, in each case, as of the Anticipated Closing Date; provided that Merger Partner shall have delivered to Public Company the Merger Partner capitalization information required to calculate the Exchange Ratio, or any such additional information of Merger Partner as may be reasonably required. Public Company shall make available to Merger Partner the work papers and back-up materials used or useful in preparing the Draft Public Company Net Cash Schedule and Public Company’s accountants and counsel at reasonable times and upon reasonable notice. Public Company shall consider in good faith any comments provided by Merger Partner within four (4) Business Days of delivery of the Draft Public Company Net Cash Schedule.

(b) Not less than four (but no more than six (6)) Business Days prior to the Anticipated Closing Date, Public Company will deliver to Merger Partner a proposed final schedule (the “Final Public Company Net Cash Schedule”) setting forth, in reasonable detail, Public Company’s good faith, estimated calculation of (i) Public Company Net Cash and (ii) the Exchange Ratio, prepared and certified by Public

Company’s Chief Financial Officer (or if there is no Chief Financial Officer, the Chief Executive Officer of Public Company), which shall be subject to the agreement and consent of Merger Partner. Public Company shall make available to Merger Partner, as requested by Merger Partner, the work papers and back-up materials used or useful in preparing the Final Public Company Net Cash Schedule and, if requested by Merger Partner, Public Company’s accountants and counsel at reasonable times and upon reasonable notice.

(c) On the fourth (4th) calendar day following Public Company’s delivery of the Final Public Company Net Cash Schedule pursuant to Section 6.17(b), the Final Public Company Net Cash Schedule shall become final and binding on all parties to this agreement unless on or prior to the third (3rd) calendar day following such delivery Merger Partner disputes the Final Public Company Net Cash Schedule by delivering a written notice to Public Company describing in reasonable detail each item in dispute and Merger Partner’s proposed revisions to the Final Public Company Net Cash Schedule (a “Dispute Notice”).

(d) If prior to the date that is two (2) Business Days prior to the Anticipated Closing Date, representatives of Public Company and Merger Partner are unable to negotiate an agreed-upon determination of any disputed items in the Final Public Company Net Cash Schedule prior to the Anticipated Closing Date, then any such disputed items shall be referred to an independent auditor of recognized national standing jointly selected by Public Company and Merger Partner (the “Accounting Firm”). Public Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Final Public Company Net Cash Schedule, and Public Company and Merger Partner shall use reasonable best efforts to cause the Accounting Firm to make its determination on or prior to the Anticipated Closing Date. Merger Partner and Public Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a representative of each of Merger Partner and Public Company. The determination of the Accounting Firm shall be limited to the items in dispute submitted to the Accounting Firm. Any determination of the amount of final Public Company Net Cash and the Exchange Ratio made by the Accounting Firm shall be made in writing delivered to each of Public Company and Merger Partner, shall be final and binding on the parties hereto and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Public Company Net Cash Schedule for all purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 6.17(d). The fees and expenses of the Accounting Firm shall be allocated between Public Company and Merger Partner in the same proportion that the disputed amount of Public Company Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Public Company Net Cash. If this Section 6.17(d) applies as to the determination of Public Company Net Cash, upon resolution of the matter in accordance with this Section 6.17(d), the parties shall not be required to determine Public Company Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Public Company or Merger Partner may request a redetermination of Public Company Net Cash if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date, in which case the procedures contained in this Section 6.17 shall be repeated, starting with the delivery of a new Draft Public Company Net Cash Schedule.

(e) For purposes of this Agreement:

(i) “Cash Determination Time” means the close of business as of the Business Day immediately prior to the Anticipated Closing Date.

(ii) “Indebtedness” shall mean any liabilities of Public Company or its subsidiaries (A) for borrowed money, (B) evidenced by bonds, debentures, notes or similar instruments, (C) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (D) in respect of liabilities of others that are secured by (or which the holder of such liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the person in question whether or not the obligations secured thereby have been assumed, (E) under leases required to be accounted for as capital leases under GAAP, (F) for any accrued but unpaid Taxes related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date, including any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) elected to be deferred pursuant to Section 2302 of the CARES Act, for any employer portion payroll or employment Taxes incurred in connection with any compensatory payments in connection with any Extraordinary Matter, including Transaction Expenses, and for any Taxes that are owed by Public Company as a result of any Extraordinary Matter, including the sale of any Legacy Assets at or prior to the Closing, or (G) guarantees relating to any such liabilities.

(iii) “Public Company Net Cash” shall mean as of the Cash Determination Time (except as otherwise provided herein) and without duplication, and calculated as if the Merger were consummated as of the Cash Determination Time, (A) the sum of (1) the unrestricted cash, cash equivalents, and marketable securities of Public Company and its subsidiaries (including any cash received by Public Company or any of its subsidiaries at or prior to the Effective Time pursuant to the Legacy Asset APA or any Legacy Asset Disposition Agreement, (2) the amount of any pending but unpaid Tax refund owed to Public Company, and (3) fifty percent (50%) of the amount of any costs or expenses, including attorney’s fees or settlement costs, incurred or paid in connection with any litigation against Public Company or any of its directors or officers in connection with any Extraordinary Matter, minus (B) the sum of (1) accrued and unpaid accounts payable and other accrued and unpaid expenses of Public Company and its subsidiaries (other than Transaction Expenses), (2) any unpaid Transaction Expenses of Public Company or its subsidiaries, (3) any unpaid Indebtedness of Public Company and its subsidiaries, (4) any contractual commitments for future payments by Public Company and its subsidiaries that become payable on or prior to the one year anniversary of the Closing Date (excluding any contractual commitments under Retained Contracts), and (5) fifty percent (50%) of the amount of costs or expenses, including attorney’s fees or settlement costs, to be, or reasonably expected to be, incurred or paid following the Cash Determination Time in connection with any litigation outstanding as of the Cash Determination Time against Public Company or any of its directors or officers in connection with any Extraordinary Matter. Each component of Public Company Net Cash shall be determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of Public Company’s most recent audited financial statements. For purposes of determining Public Company Net Cash, the Surviving Corporation and its subsidiaries shall not constitute subsidiaries of Public Company. A sample calculation of Public Company Net Cash and its components is set forth in Annex B for illustrative purposes only.

(iv) “Transaction Expenses” shall mean, with respect to Public Company and its subsidiaries as of the Cash Determination Time and without duplication, and calculated as if the Merger were consummated as of the Cash Determination Time, the sum of (A) the cash cost of any change of control, bonus, severance (voluntary or otherwise) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) that become due and payable by Public Company or any of its subsidiaries pursuant to Contracts entered into at or prior to the Effective Time as a result of or in connection with the Merger or any other any actual or contemplated underwriting, equity, or debt financing, refinancing, recapitalization, change in control transaction, business combination transaction, sale of assets, licensing or similar matter undertaken or pursued by such person prior to the Effective Time, including in connection with the transactions contemplated by the Legacy Asset APA or any Legacy Asset Disposition Agreement (collectively, “Extraordinary Matters”), (B) all premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of the D&O Public Company Tail Policy, and (C) all costs, fees and expenses incurred by Public Company or its subsidiaries at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Merger or the other transactions contemplated hereby or any other Extraordinary Matter, in each case, that are unpaid as of the Effective Time, including brokerage fees and commissions, finders’ fees or financial advisory fees payable by such person at or prior to the Effective Time.

6.18 Termination of Section 401(k) Plans. Effective as of no later than the day immediately preceding the Closing Date, the Public Company shall terminate any and all Public Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”). The Public Company shall provide Merger Partner with evidence that each 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Public Company Board as the case may be. The form and substance of such resolutions shall be subject to review and approval of Merger Partner.

6.19 Pre-Closing Actions. Prior to the Closing, Public Company shall take the actions described on Schedule 6.19 of the Public Company Disclosure Schedule.

6.20 Public Company Financial Statements. Public Company shall deliver to Merger Partner, as promptly as reasonably practicable, but in any event within 15 days of the end of each calendar month, Public Company’s monthly management prepared consolidated balance sheet, statements of income, and, to the extent available, changes in stockholders’ equity and cash flows (the “Monthly Financials”). Public Company shall (and shall cause its subsidiaries to) provide Merger Partner with all work papers and back-up materials used in preparing the Monthly Financials, as well any such other documentation and information as reasonably requested by Merger Partner in connection with its review of the Monthly Financials. Public Company shall use commercially reasonable efforts prior to the Closing to cooperate with Merger Partner with respect to preparation of the Public Company’s Form 10-K for the fiscal year ended December 31, 2022.

ARTICLE VII

CONDITIONS TO MERGER

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Merger Partner Voting Proposal shall have been approved by means of the Written Consents by the requisite vote of the stockholders of Merger Partner under applicable Law and Merger Partner’s certificate of incorporation. The Required Public Company Voting Proposal shall have been approved at the Public Company Meeting, at which a quorum is present, by the requisite vote of the stockholders of Public Company under applicable Law and stock market regulations.

(b) Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.

(c) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) Nasdaq Notification. (i) The Nasdaq Listing Application shall have been approved, and (ii) the shares of the Public Company Common Stock to be issued pursuant to the Share Issuance shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(e) Public Company Net Cash. Public Company Net Cash shall have been finally determined in accordance with Section 6.17.

(f) Merger Partner Preferred Stock Conversion. Merger Partner shall have effected a conversion of all Merger Partner Preferred Stock into Merger Partner Common Stock as of immediately prior to the Effective Time (the “Merger Partner Preferred Stock Conversion”).

(g) HSR Act. The waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and any other applicable Law shall have expired or been terminated.

7.2 Additional Conditions to the Obligations of Public Company and Merger Sub. The obligations of Public Company and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Public Company and Merger Sub:

(a) Representations and Warranties. The representations and warranties of Merger Partner set forth in this Agreement and in any certificate or other writing delivered by Merger Partner pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement, and (C) where the failure to be true and correct (without regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect); provided, however, that the representations and warranties made by Merger Partner in Sections 3.1, 3.2, 3.4(a), 3.4(d) and 3.7(i) shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct except where the failure to be true and correct (with regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate is not material to Merger Partner.

(b) Performance of Obligations of Merger Partner. Merger Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) No Merger Partner Material Adverse Effect. No Merger Partner Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) Officers’ Certificate. Public Company shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Merger Partner to the effect that the conditions of Sections 7.2(a), (b) and (c) have been satisfied.

(e) Termination of Investor Agreements. The agreements listed in Section 7.2(f) of the Merger Partner Disclosure Schedule shall have been terminated.

(f) Financing. The Financing shall have been consummated in accordance with the Financing Agreement such that Merger Partner shall have received gross proceeds therefrom of at least seventy-five million dollars ($75,000,000).

7.3 Additional Conditions to the Obligations of Merger Partner. The obligation of Merger Partner to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Merger Partner:

(a) Representations and Warranties. The representations and warranties of Public Company and Merger Sub set forth in this Agreement and in any certificate or other writing delivered by Public Company or Merger Sub pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes contemplated by this Agreement and (C) where the failure to be true and correct (without regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect); provided, however, that the representations and warranties made by Public Company and Merger Sub in Sections 4.1, 4.2, 4.4(a), 4.4(d) and 4.7(i) shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct except where the failure to be true and correct (with regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate is not material to Public Company.

(b) Performance of Obligations of Public Company and Merger Sub. Public Company and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c) No Public Company Material Adverse Effect. No Public Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) Public Company Net Cash. Public Company Net Cash shall be equal to or greater than seventy-five million dollars ($75,000,000) and less than ninety-five million dollars ($95,000,000); provided, however, that if Public Company Net Cash is greater than ninety-five million dollars ($95,000,000), Public Company may declare a dividend in the amount of such excess to satisfy such condition.

(e) Legacy Asset APA. The Closing (as defined in the Legacy Asset APA) of the Legacy Asset APA shall have occurred.

(f) Resignations. Merger Partner shall have received copies of the resignations, effective as of the Effective Time, of each director and officer (for such officers, limited to the offices held by such officers and not to such officer’s employment) of Public Company and its subsidiaries, other than a resignation from the individual designated a director to Public Company Board by the Public Company in compliance with Section 1.5(a).

(g) Officers’ Certificate. Merger Partner shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Public Company to the effect that the conditions of Sections 7.3(a), (b), and (c) have been satisfied.

(h) Financing. The Financing shall have been consummated in accordance with the Financing Agreement such that Merger Partner shall have received gross proceeds therefrom of at least one-hundred thirty-one million and six-hundred thousand dollars ($131,600,000).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(l), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after approval of the Merger Partner Voting Proposal by the stockholders of Merger Partner or approval of the Required Public Company Voting Proposal by the stockholders of Public Company:

(a) by mutual written consent of Public Company and Merger Partner;

(b) by either Public Company or Merger Partner if the Merger shall not have been consummated by April 13, 2023(the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the Merger to occur on or before the Outside Date); provided, that, if as of such date all conditions set forth in Article VII (other than the condition set forth in Section 7.1(e)) have been satisfied or waived, the Outside Date shall automatically be extended until the date that is two (2) Business Days following the final determination of Public Company Net Cash in accordance with Section 6.17;

(c) by either Public Company or Merger Partner if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of any such order, decree, ruling or other action is principally attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Effective Time;

(d) by either Public Company or Merger Partner if at the Public Company Meeting (including any adjournment or postponement), at which a vote on the Required Public Company Voting Proposal is taken, the requisite vote of the stockholders of Public Company in favor of the Required Public Company Voting Proposal shall not have been obtained; provided, however, that the right to terminate under this Section 8.1(d) shall not be available to Public Company where failure to fulfill any obligation under this Agreement has been a principal cause of the failure to obtain the requisite vote of the stockholder of Public Company;

(e) by Public Company, if at any time prior to the receipt of the Merger Partner Stockholder Approval: (i) the Merger Partner Board shall have effected a Merger Partner Board Recommendation Change, or (ii) Merger Partner shall have materially breached its obligations under Section 6.1 or Section 6.5(a) of this Agreement;

(f) by Merger Partner, at any time prior to the receipt of the Required Public Company Stockholder Approval, if: (i) Public Company Board shall have effected a Public Company Board Recommendation Change or (ii) Public Company shall have materially breached its obligations under Section 6.1 or Section 6.5(b) of this Agreement;

(g) by Public Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Merger Partner, which breach would cause the conditions set forth in Section 7.2(a) or (b) not to be satisfied; provided that neither Public Company nor Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Merger Partner, as applicable, then this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure until the expiration of a thirty (30) day period commencing upon delivery of written notice from Public Company to Merger Partner of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective;

(h) by Merger Partner, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Public Company, which breach would cause the conditions set forth in Section 7.3(a) or (b) not to be satisfied; provided that Merger Partner is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Public Company, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure until the expiration of a thirty (30) day period commencing upon delivery of written notice from Merger Partner to Public Company of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective;

(i) by Public Company, if the Merger Partner Stockholder Approval is not obtained by delivery of the Written Consents on or prior to 5:00 p.m., New York City time, on the date that is two Business Days after the Registration Statement is declared effective under the Securities Act;

(j) by Merger Partner if, at any time prior to the receipt of the Merger Partner Stockholder Approval, each of the following occur: (A) Merger Partner shall have received a Superior Proposal; (B) Merger Partner shall have complied in all material respects with its obligations under Section 6.1 with respect to such Superior Proposal, including with respect to making a Merger Partner Board Recommendation Change with respect to such Superior Proposal; (C) the Merger Partner Board approves, and Merger Partner substantially concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or substantially concurrently with such termination, Merger Partner pays to the Public Company the amount contemplated by Section 8.3(b); or

(k) by Public Company if, at any time prior to the receipt of the Required Public Company Stockholder Approval, each of the following occur: (A) Public Company shall have received a Superior Proposal; (B) Public Company shall have complied in all material respects with its obligations under Section 6.1 with respect to such Superior Proposal, including with respect to making a Public Company Board Recommendation Change with respect to such Superior Proposal; (C) the Public Company Board approves, and Public Company substantially concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or substantially concurrently with such termination, Public Company pays to Merger Partner the amount contemplated by Section 8.3(c).

(l) by Public Company or Merger Partner, if each of the conditions required to effect the Merger set forth in Article 7 of this Agreement have been satisfied (or waived) except for the conditions set forth in Section 7.2(f) or Section 7.3(h) (the “Financing Conditions”) and those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing, provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(l) (i) until the date that is thirty (30) days after the date on which all such other conditions were satisfied (or waived) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing) (the “Conditions Satisfied Date”), and (ii) unless as of the date of termination, all such other conditions remain satisfied (or waived) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing); provided further that, for the avoidance of doubt, if the Financing Conditions are satisfied or waived before prior to or after the date that is thirty (30) days after the Conditions Satisfied Date, no party shall be permitted to terminate pursuant to this Section 8.1(l) after the satisfaction or waiver of such Financing Conditions.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Public Company, Merger Partner, Merger Sub or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for any material and willful breach of this Agreement, fraud or intentional misconduct and (b) the provisions of Section 5.3 (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a material and willful breach hereunder.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Merger Partner and Public Company shall share equally (i) all fees and expenses of the Exchange Agent, (ii) the filing fees under the HSR Act, and (iii) all fees and expenses, other than accountant’s and attorneys’ fees, incurred with respect to the printing, filing and mailing of the Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

(b) Merger Partner shall pay Public Company a termination fee of nine million seven hundred fifty thousand dollars ($9,750,000) (the “Merger Partner Termination Fee”) in the event of the termination of this Agreement:

(i) by Public Company pursuant to Section 8.1(e);

(ii) by Merger Partner pursuant to Section 8.1(j); or

(iii) by Public Company or Merger Partner, as applicable, pursuant to Section 8.1(b), Section 8.1(g) or Section 8.1(i) so long as (A) prior to the termination of this Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Merger Partner; and (B) within 12 months after such termination Merger Partner enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(b)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(c) Public Company shall pay Merger Partner a termination fee of three million dollars ($3,000,000) (the “Public Company Termination Fee”) in the event of the termination of this Agreement:

(i) by Merger Partner pursuant to Section 8.1(f);

(ii) by Public Company pursuant to Section 8.1(k); or

(iii) by Public Company or Merger Partner, as applicable, pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(h), so long (A) prior to the termination of this Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Public Company; and (B) within 12 months after such termination Public Company enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(c)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(d) Merger Partner shall pay Public Company a termination fee of three million dollars ($3,000,000) (the “Merger Partner Finance Termination Fee”) in the event of the termination of this Agreement by Merger Partner or Public Company pursuant to Section 8.1(l).

(e) Merger Partner shall pay Public Company the Merger Partner Finance Termination Fee in the event of the termination of this Agreement pursuant to Section 8.1(b), if, as of the date of such termination, each of the conditions required to effect the Merger set forth in Article 7 of this Agreement have been satisfied (or waived) except for the Financing Conditions and those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing.

(f) Any fee due under Section 8.3(b)(i), 8.3(c)(i), 8.3(d), or Section 8.3(e) shall be paid by wire transfer of same day funds substantially concurrently with the termination of this Agreement (and shall be a condition to the effectiveness of such termination). Any fee due under Section 8.3(b)(ii) or 8.3(c)(ii) shall be paid by wire transfer of same day funds on the date of termination of this Agreement (and shall be a condition to the effectiveness of such termination). Any fee due under Section 8.3(b)(iii) or 8.3(c)(iii) shall be paid by wire transfer of same-day funds within two Business Days after the date on which the transaction referenced in clause (B) of such Section 8.3(b)(iii) or Section 8.3(c)(iii), as applicable, is consummated. If one party fails to promptly pay to the other any fee due pursuant to this Section 8.3, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of America, N.A. plus five percent per annum, compounded quarterly, from the date such fee was required to be paid.

(g) The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. Notwithstanding Section 8.2 or any other provision of this Agreement, payment of the termination fees described in, and under the circumstances provided for in, this Section 8.3 shall constitute the sole and exclusive remedy of Public Company or Merger Partner, as applicable in connection with any termination of this Agreement in the circumstances in which such fees became payable. In the event that Public Company or Merger Partner shall receive the payment of a termination fee under the circumstances provided for in this Section 8.3, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Public Company and any of its Affiliates or Merger Partner and any of its Affiliates, as applicable, or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Public Company, Merger Sub any of their respective Affiliates or Merger Partner or any of its Affiliates, as applicable, or any other person, shall be entitled to bring or maintain any other claim, action or proceeding against Public Company or Merger Partner, as applicable, or any of their respective Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

(h) The parties hereto acknowledge and agree that (i) in no event shall Merger Partner be required to pay Merger Partner Termination Fee or Finance Termination Fee on more than one occasion, nor shall Public Company be required to pay Public Company Termination Fee on more than one occasion and (ii) in each case whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

8.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of any of the parties, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.6 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment, modification or supplement of this Agreement pursuant to Section 8.4 or an extension or waiver of this Agreement pursuant to Section 8.5 shall, in order to be effective, require action by the respective boards of directors of the applicable parties.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for the agreements contained in Article I, Article II, Section 6.10, 6.13 and 6.14 and this Article IX. This Section 9.1 shall have no effect upon any other obligations of the parties hereto, whether to be performed before or after the consummation of the Merger.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

(a) if to Public Company or Merger Sub, to

c/o WilmerHale

60 State Street

Boston, MA 02109

Attention:    Rahul Ballal (***@***.com)

          Steve Migausky (***@***.com)

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attn:     Cynthia T. Mazareas, Esq. (***@***.com)

    Joseph B. Conahan, Esq. (***@***.com)

    Mark Nylen, Esq. (***@***.com)

(b) if to Merger Partner, to

Enliven Therapeutics, Inc.

6200 Lookout Road

Boulder, CO 80301

Attention: General Counsel

Email: ***@***.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, California

Attention: Tony Jeffries

Email: ***@***.com

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Rob Ishii & Rich Mullen

Email: ***@***.com; ***@***.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.3 Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.4 No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions of Section 6.10.

9.5 Assignment. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.5 is void.

9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

9.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Where this Agreement refers to information that was “made available”, that means that such information was either (i) provided directly to the Public Company or Merger Partner, as applicable, by the other party, with confirmation of receipt, (ii) included in the virtual data rooms established by Public Company and Merger Partner created for the purposes of providing information to the other party in connection with this Agreement at least three Business Days prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by Public Company, filed with and publicly available on the SEC’s EDGAR system during calendar year 2022, but prior to the date of this Agreement. When used in the agreement, “person” shall mean any natural person, corporation, exempted company, limited liability company, partnership, exempted limited partnership, association, trust or other entity, including a Governmental Entity, as applicable. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Merger Partner Material Adverse Effect or Public Company Material Adverse Effect, in each case as defined in this Agreement.

9.9 Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.10 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.11 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating any Relevant Matter, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.11, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9.12 WAIVER OF JURY TRIAL. EACH OF PUBLIC COMPANY, THE MERGER SUB AND MERGER PARTNER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

9.13 Disclosure Schedule. Each of the Merger Partner Disclosure Schedule and the Public Company Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify only (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections. The inclusion of any information in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Merger Partner Material Adverse Effect or a Public Company Material Adverse Effect, as applicable, or is outside the Ordinary Course of Business.

9.14 Certain Defined Terms. For purposes of this Agreement:

(a) “COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Entity in connection with or in response to the COVID-19 pandemic.

(b) “Equity Plan Amendments” means (a) an amendment to the Imara, Inc. 2020 Equity Incentive Plan to provide for such number of shares of common stock of Public Company to be available for grant or issuance as mutually agreed by Public Company and Merger Partner (such agreement not to be unreasonably withheld, conditioned or delayed), as calculated to be as of immediately following the Effective Time and the Share Issuance and (b) amendment to the Public Company ESPP to provide for such number of shares of Public Company Common Stock equal to one percent (1%) on a fully diluted basis to be available for purchase thereunder, as calculated to be as of immediately following the Effective Time and the Share Issuance.

(c) “Excluded Contracts” shall mean (A) Contracts solely concerning non-exclusive rights granted to Merger Partner or Public Company (as applicable) that are not material to the Business, including any Contract solely for the license of “off-the-shelf” software that is available on standard commercial terms, (B) Contracts the terms of which are solely focused on obligations relating to non-disclosure or confidentiality or assignments of Intellectual Property (to the extent in customary form and copies of which forms have been made available to Public Company or Merger Partner, as applicable), in each case entered into in the Ordinary Course of Business, (C) statements of work, works orders, project annexes, purchase orders and associated terms and conditions to the extent the Contract accompanying such statements of work, works orders, project annexes, purchase orders, and associated terms and conditions has been made available to Public Company or Merger Partner, as applicable, and (D) agreements with clinical trial sites.

(d) Good Clinical Practices” means applicable ethical and quality standards and rules for designing, conducting, monitoring, recording, reporting, auditing, and analyses of trials that involve the participation of human subjects, including without limitation 21 CFR Parts 11, 50, 54, 56, and 312, and 45 CFR 46.

(e) “Good Laboratory Practices” means applicable standards, rules and criteria, including 21 CFR Part 58, relating to a quality system and controls concerned with the organizational process, the conditions under which non-clinical health and environmental safety studies are planned, performed, monitored, recorded, reported and archived, and the integrity of data collected in such studies.

(f) “Good Manufacturing Practices” means applicable standards, quality management system regulations, and rules for ensuring that products are consistently produced and controlled according to quality standards, including without limitation requirements for methods, facilities, and controls in manufacturing, processing, packing, storing, labeling, and monitoring of the identity, strength, quality, and purity of drug products, including without limitation 21 CFR Parts 210, 211, 314, and 600, as applicable.

(g) “knowledge of Merger Partner” and similar expressions mean the actual knowledge of the persons identified on Section K of the Merger Partner Disclosure Schedule for this purpose.

(h) “knowledge of Public Company” and similar expressions mean the actual knowledge of the persons identified on Section K of the Public Company Disclosure Schedule for this purpose.

(i) “Liability” means, with respect to any person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, all liabilities, obligations, claims, and deficiencies related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, termination payment obligations, and all other liabilities, obligations, claims, and deficiencies of such person or any of its subsidiaries or Affiliates, in each case, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with GAAP.

(j) “Merger Partner Material Adverse Effect” means any change, effect, event, circumstance or development (an “Effect”) that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Merger Partner, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, shall be deemed to be a Merger Partner Material Adverse Effect or be taken into account for purposes of determining whether a Merger Partner Material Adverse Effect has occurred or is reasonably likely to occur: (A) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (B) changes or events after the date of this Agreement affecting the industry or industries in which Merger Partner operates generally (except to the extent those changes or events have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (C) changes after the date of this Agreement in generally accepted accounting principles or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (D) changes after the date of this Agreement in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (E) any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (F) the announcement of this Agreement or the pendency of the transactions contemplated hereby or (G) any failure by Merger Partner to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of this clause (G), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

(k) “Ordinary Course of Business” means, with respect to a person, in the ordinary course of business consistent in all material respects with past practice of such person taking into account any acts or omissions that have been taken to comply with any COVID-19 Measures; provided that, with respect to Public Company, during the period prior to the Closing, the Ordinary Course of Business of Public Company shall also be deemed to include any reasonable actions taken to effect the winding down of its prior research and development activities, but only if such actions do not and would not reasonably be expected to result in any Liability to Public Company following the Closing.

(l) “Permitted Liens” shall mean (A) Liens of landlords, carriers, warehousemen, mechanics, vendors, materialmen or other persons securing obligations arising in the Ordinary Course of Business that are not yet due and payable, (B) Liens incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security, (C) Liens incurred to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations in the Ordinary Course of Business, (D) Liens for Taxes (1) not yet due, or (2) being contested through appropriate proceedings and for which adequate reserves are reflected on the Merger Partner Balance Sheet, (E) Liens expressly set forth in Excluded Contracts, and (F) other Liens that are not material.

(m) “Public Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Public Company and its subsidiaries, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, shall be deemed to be a Public Company Material Adverse Effect or be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur: (A) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (B) changes or events after the date of this Agreement affecting the industry or industries in which Public Company and its subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (C) changes after the date of this Agreement in generally accepted accounting principles or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (D) changes after the date of this Agreement in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (E) any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (F) a change in the public trading price of Public Company Common Stock or the implications hereof (it being understood that any Effect causing or giving rise to any such change shall be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur), (G) a change in the trading volume of Public Company Common Stock the announcement of the Agreement or the pendency of the transactions contemplated hereby or (H) any failure by Public Company to meet any public estimates or expectations of Public Company’s revenue, earnings or other financial performance or results of operations for any period, or (I) any failure by Public Company to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but in the case of clauses (F), (G), (H), or (I), the underlying cause of such changes or failures shall be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur, unless such changes or failures would otherwise be excepted from this definition).

(n) “Retained Contracts” shall mean the Public Company contracts set forth on Schedule 9.14 of the Merger Partner Disclosure Schedule (which Schedule 9.14 may be updated by Merger Partner from time to time, after consultation with Public Company, to add Public Company contracts that remain in effect by delivery of a revised schedule by email from Merger Partner or its legal counsel to Public Company).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IMARA INC.

By:	/s/ Rahul Ballal
Name:	Rahul Ballal
Title:	President and Chief Executive Officer

IGUANA MERGER SUB, INC.

By:	/s/ Rahul Ballal
Name:	Rahul Ballal
Title:	President

ENLIVEN THERAPEUTICS, INC.

By:	/s/ Samuel Kintz
Name:	Samuel Kintz
Title:	Chief Executive Officer

Exhibit A-1

FORM OF MERGER PARTNER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”), Imara Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Merger Partner.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Public Company, Merger Partner and Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner surviving the merger as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Merger Partner Capital Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Public Company to enter into the Merger Agreement, Public Company has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Merger Partner Capital Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Merger Partner Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order,

A1-1

or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Public Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as contemplated by or related to the Enliven Therapeutics, Inc. Second Amended and Restated Voting Agreement, dated December 14, 2020 (the “Voting Agreement”, and together with Enliven Therapeutics, Inc. Second Amended and Restated Investors’ Rights Agreement, dated December 14, 2020, and Enliven Therapeutics, Inc. Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated December 14, 2020, the “Shareholder Agreements”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Merger Partner Voting Proposal.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) with the prior consent of Public Company (not to be unreasonably withheld, conditioned, or delayed), (ii) by will or other testamentary document or by intestacy, (iii) to any Affiliate of Stockholder or any investment fund or other entity controlled or managed by the Stockholder or a controlling Affiliate of Stockholder, (iv) to any member of the Stockholder’s immediate family, (v) by operation of law, or (vi) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for tax or estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Public Company and Merger Partner a support agreement substantially similar to this Agreement upon consummation of such Transfer.

2

3. No Obligation to Exercise. Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Merger Partner Capital Stock.

4. Agreement to Vote Shares. The Stockholder covenants to Public Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Merger Partner, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Merger Partner, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Merger Partner Voting Proposal and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 4.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(d) The Stockholder hereby waives and agrees not to exercise any rights of appraisal or any dissenters’ rights (including under Section 262 of the DGCL) that the Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

5. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Merger Partner. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Merger Partner.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Public Company and Merger Partner to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Public Company or Merger Partner reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments and obligations under this Agreement.

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7. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 4 at any applicable meeting of the stockholders of Merger Partner or pursuant to any applicable written consent of the stockholders of Merger Partner, the Stockholder shall, solely with respect to the matters described in Section 4, be deemed to have irrevocably granted to, and appointed, Public Company, and any individual designated in writing by Public Company, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Merger Partner stockholders or at any meeting of the Merger Partner stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 4 of this Agreement. Public Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement. For the avoidance of doubt, this Agreement does not, and is not an agreement to, revoke or otherwise terminate any proxy granted by the Stockholder pursuant to the Voting Agreement.

8. Representations and Warranties.

(a) Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Public Company as follows:

i.

(i) The Stockholder is the beneficial or record owner of the shares of Merger Partner Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 4 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens (other than any Liens that may exist pursuant to the Shareholder Agreements or applicable securities laws); and (ii) the Stockholder does not beneficially own any securities of Merger Partner other than the shares of Merger Partner Capital Stock and rights to purchase shares of Merger Partner Capital Stock set forth in Appendix A.

ii.

Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement and the Voting Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

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iii.

This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

iv.

The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Public Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

v.

The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

vi.

With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

vii.

Neither the Stockholder nor any of its Representatives or Affiliates (excluding, for the avoidance of doubt, Merger Partner) has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Public Company, Merger Partner, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

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(b) Representations of the Merger Partner. The Merger Partner hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Partner; and (d) this Agreement constitutes a legal, valid and binding obligation of the Merger Partner, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

(c) Representations of the Public Company. The Public Company hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Public Company; and (d) this Agreement constitutes a legal, valid and binding obligation of the Public Company, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time, (c) the date of any modification or amendment to, or waiver of any provision of, the Merger Agreement that is effected without Stockholder’s prior written consent and that (i) decreases the Public Company Common Stock issuable in respect of Merger Partner Common Stock, whether by adjustment to the Exchange Ratio, the Merger Partner Allocation Percentage, the Merger Partner Valuation or otherwise or changes the form of consideration payable in respect of the Merger Partner Common Stock, (ii) it otherwise materially adverse to Stockholder, or (d) the date a Public Company Board Recommendation Change or a Merger Partner Board Recommendation Change is made (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto. In the event Merger Partner agrees to amend or waive the terms and conditions of any Support Agreement it has entered into with any other stockholder of the Public Company, the result of which would make the terms and conditions of such Support Agreement more favorable to such stockholder than the terms and conditions hereof are to the Stockholder, then the Merger Partner and Public Company will offer to amend or waive the terms and conditions of this Agreement so they are no less favorable to the Stockholder than the terms and conditions of such other Support Agreement are to such other stockholder.

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(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, the “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

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(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto or to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

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(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Merger Partner has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Merger Partner, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Merger Partner and Public Company, except (i) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Merger Partner and Public Company to the extent practicable or (ii) for any amendments to the Schedule 13D of the Stockholder required by virtue of this Agreement.

(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(n) Compliance with Governmental Entities. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Date a Governmental Entity enters an order restraining, enjoining or otherwise prohibiting the Stockholder from taking any action pursuant to Section 4 of this Agreement, then the obligations of the Stockholder set forth in Section 4 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits the Stockholder from taking any such action.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER:

[•]

By:
Title:

10

PUBLIC COMPANY:

[•]

By:
Title:

11

[STOCKHOLDER], in his/her/its capacity as the Stockholder:

Signature: _______________________________

Address:
_______________________
_______________________
_______________________

12

Exhibit A-2

FORM OF MERGER PARTNER LOCK-UP AGREEMENT

[•], 2022

Enliven Therapeutics, Inc.

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Imara Inc., a Delaware corporation (“Public Company”), has entered into an Agreement and Plan of Merger, dated as of October 13, 2022 (as the same may be amended from time to time, the “Merger Agreement”) with Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company, and Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to Public Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Public Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Public Company Common Stock or any securities convertible into or exercisable or exchangeable for Public Company Common Stock (including without limitation, Public Company Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Public Company which may be issued upon exercise or vesting, as applicable, of an option, warrant, restricted stock award or restricted stock unit, in each case to purchase, receive in the future or otherwise acquire Public Company Common Stock (collectively, “Public Company Equity Rights”)) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Public Company Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Public Company Common Stock or Public Company Equity Rights (other than (i) such rights set forth in the Merger Agreement and (ii) the exercise of piggyback registration rights in connection with any secondary underwritten public offering of the Public Company Common Stock); or

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(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that control or manage, are under common control or management with, or are controlled or managed by the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by or under common control with such manager or managing member or general partner or management company as the undersigned), (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Public Company a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Public Company Common Stock or Public Company Equity Rights;

(b) the exercise or settlement of any Public Company Equity Rights (including a net or cashless exercise), and any related transfer of shares of Public Company Common Stock to Public Company for the purpose of paying the exercise price of such Public Company Equity Rights or for paying taxes (including estimated taxes or tax withholding obligations) due as a result of such exercise; provided that, for the avoidance of doubt, the underlying shares of Public Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

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(c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Public Company Common Stock; provided that such plan does not provide for any transfers of Public Company Common Stock during the Restricted Period;

(d) transfers by the undersigned of shares of Public Company Common Stock purchased by the undersigned on the open market or in a public offering by Public Company, in each case following the date of the Merger Agreement;

(e) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Public Company’s capital stock involving a change of control of Public Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(f) pursuant to an order of a court or regulatory agency;

(g) any shares of Public Company Common Stock issued pursuant to the Merger Agreement in respect of shares of Merger Partner, if any, purchased from the Merger Partner in the Financing; or

(h) consented to by the Merger Partner.

and provided, further, that, with respect to each of (a), (b), and (c), above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (x) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (y) in respect of a required filing under the Exchange Act in connection with the exercise or the net settlement of any Public Company Equity Right, settled in Public Company Common Stock, that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Public Company prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Public Company. In furtherance of the foregoing, the undersigned agrees that Public Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Public Company may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Public Company Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE

SUBJECT TO AND MAY ONLY BE TRANSFERRED IN

COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY

OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

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The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, this Lock-Up Agreement will automatically terminate, and the undersigned shall be released from all of his, her or its obligations under this Lock-Up Agreement. The undersigned understands that Public Company is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement. This Lock-Up Agreement will automatically terminate, and the undersigned will be released from all of his, her or its obligations hereunder, upon the date that is six (6) months after the date of the Merger Agreement in the event that transactions contemplated by the Merger Agreement have not been consummated by such date.

Any and all remedies herein expressly conferred upon Public Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Public Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Public Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Public Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Public Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Public Company with respect thereto.

In the event that any holder of Public Company’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Public Company to sell or otherwise transfer or dispose of shares of Public Company Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Public Company Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Public Company Common Stock held by such holder on the date of such release or waiver that are subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Public Company to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Public Company Common Stock in an aggregate amount in excess of 1% of the number of shares of Public Company Common Stock originally subject to a substantially similar agreement. The Public Company shall notify the undersigned within two (2) business days prior to the effective date of a release of any holder of Public Company Common Stock of such holder’s obligations under a lock-up or substantially similar agreement that gives rise to a Pro-Rata Release.

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Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Public Company will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Public Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

A2-5

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by [Public Company]:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Exhibit A-3

FORM OF PUBLIC COMPANY SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Enliven Therapeutics, Inc. a Delaware corporation (“Merger Partner”), Imara Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Public Company.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Public Company, Merger Partner and Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner surviving the merger as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Public Company Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Merger Partner to enter into the Merger Agreement, Merger Partner has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Public Company Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Public Company Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Merger Partner as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Required Public Company Voting Proposal and the Other Public Company Voting Proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) with the prior consent of Merger Partner (not to be unreasonably withheld, conditioned, or delayed), (ii) by will or other testamentary document or by intestacy, (iii) to any Affiliate of Stockholder or investment fund or other entity controlled or managed by the Stockholder or a controlling Affiliate of Stockholder, (iv) to any member of the Stockholder’s immediate family, (v) by operation of law, or (vi) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for tax or estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Public Company and Merger Partner a support agreement substantially similar to this Agreement upon consummation of such Transfer.

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3. No Obligation to Exercise. Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Public Company Common Stock.

4. Agreement to Vote Shares. The Stockholder covenants to Merger Partner as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Public Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Public Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Required Public Company Voting Proposals and the Other Public Company Voting Proposals and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 4.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

5. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Public Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Public Company.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Public Company and Merger Partner to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Public Company or Merger Partner reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments and obligations under this Agreement.

7. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 4 at any applicable meeting of the stockholders of Public Company or pursuant to any applicable written consent of the stockholders of Public Company, the Stockholder shall, solely with respect to the matters described in Section 4, be deemed to have irrevocably granted to, and appointed, Merger Partner, and any individual designated in writing by Merger Partner, and each

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of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Public Company stockholders or at any meeting of the Public Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 4 of this Agreement. Merger Partner agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

8. [Intentionally Omitted].

9. Representations and Warranties.

(a) Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Merger Partner as follows:

i.

(i) The Stockholder is the beneficial or record owner of the shares of Public Company Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 4 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Public Company other than the shares of Public Company Common Stock and rights to purchase shares of Public Company Common Stock set forth in Appendix A.

ii.

Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

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iii.

This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

iv.

The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Merger Partner is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

v.

The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

vi.

With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

vii.

Neither the Stockholder nor any of its Representatives or Affiliates (excluding, for the avoidance of doubt, the Public Company) has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Public Company, Merger Partner, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

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(b) Representations of the Merger Partner. The Merger Partner hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Partner; and (d) this Agreement constitutes a legal, valid and binding obligation of the Merger Partner, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

(c) Representations of the Public Company. The Public Company hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Public Company; and (d) this Agreement constitutes a legal, valid and binding obligation of the Public Company, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time, (c) the date of any modification or amendment to, or waiver of any provision of, the Merger Agreement that is effected without Stockholder’s prior written consent and that (i) increases the Public Company Common Stock issuable in respect of Merger Partner Common Stock, whether by adjustment to the Exchange Ratio, the Merger Partner Allocation Percentage, the Merger Partner Valuation or otherwise or changes the form of consideration payable in respect of the Merger Partner Common Stock or (ii) is otherwise materially adverse to the Stockholder or (d) the date a Public Company Board Recommendation Change or a Merger Partner Board Recommendation Change is made (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement.

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11. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto. In the event Merger Partner agrees to amend or waive the terms and conditions of any Support Agreement it has entered into with any other stockholder of the Public Company, the result of which would make the terms and conditions of such Support Agreement more favorable to such stockholder than the terms and conditions hereof are to the Stockholder, then the Merger Partner and Public Company will offer to amend or waive the terms and conditions of this Agreement so they are no less favorable to the Stockholder than the terms and conditions of such other Support Agreement are to such other stockholder.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, the “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11(j). Nothing in this Section 11(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

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(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

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(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Public Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Public Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Merger Partner and Public Company, except (i) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Merger Partner and Public Company to the extent practicable or (ii) for any amendments to the Schedule 13D of the Stockholder required by virtue of this Agreement.

(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(n) Compliance with Governmental Entities. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Date a Governmental Entity enters an order restraining, enjoining or otherwise prohibiting the Stockholder from taking any action pursuant to Section 4 of this Agreement, then the obligations of the Stockholder set forth in Section 4 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits the Stockholder from taking any such action.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER:

ENLIVEN THERAPEUTICS, INC.

By:
Title:

10

PUBLIC COMPANY:

IMARA INC.

By:
Title:

11

, in his/her capacity as the Stockholder:

Signature: _______________________________

Address:

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Exhibit A-4

FORM OF PUBLIC COMPANY LOCK-UP AGREEMENT

[•], 2022

Imara Inc.

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Imara Inc., a Delaware corporation (“Public Company”), has entered into an Agreement and Plan of Merger, dated as of October 13, 2022 (as the same may be amended from time to time, the “Merger Agreement”) with Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company, and Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to Public Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Public Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Public Company Common Stock or any securities convertible into or exercisable or exchangeable for Public Company Common Stock (including without limitation, Public Company Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Public Company which may be issued upon exercise or vesting, as applicable, of an option, warrant, restricted stock award or restricted stock unit, in each case to purchase, receive in the future or otherwise acquire Public Company Common Stock (collectively, “Public Company Equity Rights”)) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Public Company Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Public Company Common Stock or Public Company Equity Rights (other than (i) such rights set forth in the Merger Agreement and (ii) the exercise of piggyback registration rights in connection with any secondary underwritten public offering of the Public Company Common Stock); or

A4-1

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that control or manage, are under common control or management with, or are controlled or managed by the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by or under common control with such manager or managing member or general partner or management company as the undersigned), (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Public Company a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Public Company Common Stock or Public Company Equity Rights;

(b) the exercise or settlement of any Public Company Equity Rights (including a net or cashless exercise), and any related transfer of shares of Public Company Common Stock to Public Company for the purpose of paying the exercise price of such Public Company Equity Rights or for paying taxes (including estimated taxes or tax withholding obligations) due as a result of such exercise; provided that, for the avoidance of doubt, the underlying shares of Public Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

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(c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Public Company Common Stock; provided that such plan does not provide for any transfers of Public Company Common Stock during the Restricted Period;

(d) transfers by the undersigned of shares of Public Company Common Stock purchased by the undersigned on the open market or in a public offering by Public Company, in each case following the date of the Merger Agreement;

(e) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Public Company’s capital stock involving a change of control of Public Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(f) pursuant to an order of a court or regulatory agency;

(g) any shares of Public Company Common Stock issued pursuant to the Merger Agreement in respect of shares of Merger Partner, if any, purchased from the Merger Partner in the Financing; or

(h) consented to by the Merger Partner.

and provided, further, that, with respect to each of (a), (b), and (c), above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (x) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (y) in respect of a required filing under the Exchange Act in connection with the exercise or the net settlement of any Public Company Equity Right, settled in Public Company Common Stock, that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Public Company prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Public Company. In furtherance of the foregoing, the undersigned agrees that Public Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Public Company may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Public Company Common Stock:

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THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, this Lock-Up Agreement will automatically terminate, and the undersigned shall be released from all of his, her or its obligations under this Lock-Up Agreement. The undersigned understands that Public Company is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement. This Lock-Up Agreement will automatically terminate, and the undersigned will be released from all of his, her or its obligations hereunder, upon the date that is six (6) months after the date of the Merger Agreement in the event that transactions contemplated by the Merger Agreement have not been consummated by such date.

Any and all remedies herein expressly conferred upon Public Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Public Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Public Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Public Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Public Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Public Company with respect thereto.

In the event that any holder of Public Company’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Public Company to sell or otherwise transfer or dispose of shares of Public Company Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Public Company Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Public Company Common Stock held by such holder on the date of such release or waiver that are subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Public Company to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Public Company Common Stock in an aggregate amount in excess of 1% of the number of shares of Public Company Common Stock originally subject to a substantially similar agreement. The Public Company shall notify the undersigned within two (2) business days prior to the effective date of a release of any holder of Public Company Common Stock of such holder’s obligations under a lock-up or substantially similar agreement that gives rise to a Pro-Rata Release.

4

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Public Company will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Public Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

5

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

6

Accepted and Agreed by Imara Inc.:

By:
Name: Rahul Ballal
Title: President and Chief Executive Officer

[Signature Page to Lock-Up Agreement]

7

Exhibit B-1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENLIVEN INC.

ARTICLE I

The name of the corporation is Enliven Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 1,000 with par value of $0.001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

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ARTICLE VIII

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE IX

Except as provided in ARTICLE VII and ARTICLE VIII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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Exhibit B-2

AMENDED AND RESTATED BYLAWS OF

ENLIVEN INC.

Adopted [•], 2023

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TABLE OF CONTENTS

Page

ARTICLE I — MEETINGS OF STOCKHOLDERS		1

1.1	Place of Meetings	1
1.2	Annual Meeting	1
1.3	Special Meeting	1
1.4	Notice of Stockholders’ Meetings	2
1.5	Quorum	2
1.6	Adjourned Meeting; Notice	2
1.7	Conduct of Business	2
1.8	Voting	3
1.9	Stockholder Action by Written Consent Without a Meeting	3
1.10	Record Dates	4
1.11	Proxies	5
1.12	List of Stockholders Entitled to Vote	5

ARTICLE II — DIRECTORS		6

2.1	Powers	6
2.2	Number of Directors	6
2.3	Election, Qualification and Term of Office of Directors	6
2.4	Resignation and Vacancies	6
2.5	Place of Meetings; Meetings by Telephone	7
2.6	Conduct of Business	7
2.7	Regular Meetings	7
2.8	Special Meetings; Notice	7
2.9	Quorum; Voting	8
2.10	Board Action by Written Consent Without a Meeting	8
2.11	Fees and Compensation of Directors	8
2.12	Removal of Directors	8

ARTICLE III — COMMITTEES		8

3.1	Committees of Directors	8
3.2	Committee Minutes	9
3.3	Meetings and Actions of Committees	9
3.4	Subcommittees	9

ARTICLE IV — OFFICERS		10

4.1	Officers	10
4.2	Appointment of Officers	10
4.3	Subordinate Officers	10
4.4	Removal and Resignation of Officers	10
4.5	Vacancies in Offices	10
4.6	Representation of Shares of Other Corporations	10
4.7	Authority and Duties of Officers	10

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TABLE OF CONTENTS

(Continued)

Page

ARTICLE V — INDEMNIFICATION		11

5.1	Indemnification of Directors and Officers in Third Party Proceedings	11
5.2	Indemnification of Directors and Officers in Actions by or in the Right of the Company	11
5.3	Successful Defense	11
5.4	Indemnification of Others	11
5.5	Advanced Payment of Expenses	11
5.6	Limitation on Indemnification	12
5.7	Determination; Claim	12
5.8	Non-Exclusivity of Rights	13
5.9	Insurance	13
5.10	Survival	13
5.11	Effect of Repeal or Modification	13
5.12	Certain Definitions	13

ARTICLE VI — STOCK		14

6.1	Stock Certificates; Partly Paid Shares	14
6.2	Special Designation on Certificates	14
6.3	Lost Certificates	15
6.4	Dividends	15
6.5	Stock Transfer Agreements	15
6.6	Registered Stockholders	15
6.7	Transfers	15

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER		15

7.1	Notice of Stockholder Meetings	15
7.2	Notice by Electronic Transmission	16
7.3	Notice to Stockholders Sharing an Address	17
7.4	Notice to Person with Whom Communication is Unlawful	17
7.5	Waiver of Notice	17

ARTICLE VIII — GENERAL MATTERS		17

8.1	Fiscal Year	17
8.2	Seal	17
8.3	Annual Report	17
8.4	Construction; Definitions	17

ARTICLE IX — AMENDMENTS		18

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AMENDED AND RESTATED BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 Place of Meetings. Meetings of stockholders of Enliven Inc. (the “Company”) shall be held at any place, within or outside the State of Delaware, determined by the Company’s board of directors (the “Board”). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

1.2 Annual Meeting. An annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, provided that (i) the stockholders are permitted to act by written consent under the Company’s certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.3 Special Meeting. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this section 1.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

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1.4 Notice of Stockholders’ Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.5 Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in section 1.6, until a quorum is present or represented.

1.6 Adjourned Meeting; Notice. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and section 1.10 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

1.7 Conduct of Business. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

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1.8 Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in section 7.2 of these bylaws), provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 Stockholder Action by Written Consent Without a Meeting. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

An electronic transmission (as defined in section 7.2) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

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In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.10 Record Dates. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 1.10 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth

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the action taken or proposed to be taken is delivered to the Company in accordance with applicable law. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.11 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

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ARTICLE II — DIRECTORS

2.1 Powers. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2 Number of Directors. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

2.3 Election, Qualification and Term of Office of Directors. Except as provided in section 2.4 of these bylaws, and subject to sections 1.2 and 1.9 of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

2.4 Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

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If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.

2.5 Place of Meetings; Meetings by Telephone. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 Conduct of Business. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 Special Meetings; Notice. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile; or

(iv) sent by electronic mail,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company’s records.

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If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting.

2.9 Quorum; Voting. At all meetings of the Board, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10 Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 Removal of Directors. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE III — COMMITTEES

3.1 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting,

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whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 Meetings and Actions of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) section 2.5 (Place of Meetings; Meetings by Telephone);

(ii) section 2.7 (Regular Meetings);

(iii) section 2.8 (Special Meetings; Notice);

(iv) section 2.9 (Quorum; Voting);

(v) section 2.10 (Board Action by Written Consent Without a Meeting); and

(vi) section 7.5 (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board; and

(iii) notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 Subcommittees. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

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ARTICLE IV — OFFICERS

4.1 Officers. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 Appointment of Officers. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of section 4.3 of these bylaws.

4.3 Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 Removal and Resignation of Officers. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 Vacancies in Offices. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in section 4.3.

4.6 Representation of Shares of Other Corporations. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7 Authority and Duties of Officers. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

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ARTICLE V — INDEMNIFICATION

5.1 Indemnification of Directors and Officers in Third Party Proceedings. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

5.2 Indemnification of Directors and Officers in Actions by or in the Right of the Company. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3 Successful Defense. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in section 5.1 or section 5.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

5.4 Indemnification of Others. Subject to the other provisions of this Article V, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5 Advanced Payment of Expenses. Expenses (including attorneys’ fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the

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person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article V or the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in section 5.6(ii) or 5.6(iii) prior to a determination that the person is not entitled to be indemnified by the Company.

5.6 Limitation on Indemnification. Subject to the requirements in section 5.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article V in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under section 5.7 or (d) otherwise required by applicable law; or

(v) if prohibited by applicable law.

5.7 Determination; Claim. If a claim for indemnification or advancement of expenses under this Article V is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article V, to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

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5.8 Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9 Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10 Survival. The rights to indemnification and advancement of expenses conferred by this Article V shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11 Effect of Repeal or Modification. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

5.12 Certain Definitions. For purposes of this Article V, references to the “Company” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article V.

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ARTICLE VI — STOCK

6.1 Stock Certificates; Partly Paid Shares. The shares of the Company shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 Special Designation on Certificates. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

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6.3 Lost Certificates. Except as provided in this section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 Dividends. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 Stock Transfer Agreements. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6 Registered Stockholders. The Company:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii) shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7 Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 Notice of Stockholder Meetings. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Company’s records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

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7.2 Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

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7.3 Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4 Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1 Fiscal Year. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2 Seal. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3 Annual Report. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company’s shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

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ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

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Exhibit C

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

IMARA INC.

and

[                    ]

Dated as of [•]

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Imara Inc. a Delaware corporation (“Public Company”), and [•], as initial Rights Agent (as defined herein).

PREAMBLE

WHEREAS, Public Company, Iguana Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Public Company (“Merger Sub”), and Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”), have entered into an Agreement and Plan of Merger, dated as of October 13, 2022 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Merger Partner (the “Merger”), with Merger Partner surviving the Merger as a wholly-owned subsidiary of Public Company (the “Surviving Corporation”);

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Public Company has agreed to provide to the Holders (as defined herein), who shall initially be Persons who are stockholders of Public Company as of the close of business on the last Business Day prior to the day on which the Effective Time occurs, contingent value rights as hereinafter described, by way of a dividend or distribution consistent with the Merger Agreement; and

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Public Company and to make this Agreement a valid and binding agreement of Public Company, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, Holders of at least 25% of the outstanding CVRs as set forth on the CVR Register.

“Asset Purchase Agreement” means the certain Asset Purchase Agreement by and between Public Company and Cardurion Pharmaceuticals, Inc., dated as of September 6, 2022.

“Assignee” has the meaning set forth in Section 7.5

“Calendar Quarter” means the successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30, or December 31, in each case, during the CVR Period.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to this Agreement.

“CVR Payment” means the CVR Proceeds for a given payment.

“CVR Period” means the period beginning immediately following the Effective Time and ending on the fifteenth anniversary of the Closing Date.

“CVR Proceeds” means the amount of Gross Proceeds received by Public Company, less the applicable accrued but unsatisfied and reasonably documented Permitted Deductions, in each case as calculated in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Public Company’s then most recent year-end financial statements.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Gross Proceeds” means a cash milestone payment or any other cash payment actually paid to Public Company during the CVR Period (a) pursuant to the Asset Purchase Agreement or (b) pursuant to any Legacy Asset Disposition Agreement (as defined in the Merger Agreement) that was entered into in compliance with the terms of the Merger Agreement.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(f).

“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Public Company, in their respective official capacities.

“Permitted Deductions” means the following, without duplication:

(a) any applicable Taxes (including any applicable value added or sales taxes) imposed on the Gross Proceeds and payable by Public Company or any of its Affiliates and any income or other Taxes payable by Public Company or any of its Affiliates that would not have been incurred by Public Company or its Affiliates for the taxable year of receipt or accrual of the Gross Proceeds but for the Gross Proceeds having been received or accrued by Public Company or its Affiliates; provided that, for purposes of calculating income Taxes incurred by Public Company and its Affiliates with respect to Gross Proceeds, any such income Taxes shall be computed (i) after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) actually available to Public Company or its Affiliates (owned prior to the Merger) (and not, for the avoidance of doubt, the Surviving Corporation) as of the Closing Date, (A) to the maximum extent permitted by law to offset such Gross Proceeds after taking into account any limits on the usability of such attributes, including under Section 382 or other applicable provisions of the Code or similar state, local, or other Tax laws, and (B) as reasonably determined by a nationally recognized tax advisor, and (ii) assuming for this purpose that the only items of gross income of Public Company and its Affiliates after the Closing Date are the Gross Proceeds (and that the Gross Proceeds are includable in the income of Public Company or any of its Affiliates no later than the taxable year that includes the corresponding CVR Payment and taxable at the highest U.S. federal, state, local or other income Tax rate applicable to the Public Company and its Affiliates for such year);

(b) any Loss (as defined below) incurred, suffered, sustained, or paid by Public Company or any of its Affiliates arising out of, related to, or in connection with this Agreement (other than as a result of Public Company’s failure to comply with the terms of this Agreement or as a result of Public Company’s negligence or willful misconduct with respect to the performance of this Agreement, occurring after the Effective Time), the Asset Purchase Agreement, any Legacy Asset Disposition Agreement or any of the transactions contemplated thereby, including (i) in respect of its performance of this Agreement, the Asset Purchase Agreement, or any Legacy Asset Disposition Agreement, and (ii) any indemnification obligations set forth in the Asset Purchase Agreement or any Legacy Asset Disposition Agreement; and

(c) any Liabilities that should have been, but were not, deducted from Public Company Net Cash pursuant to parts (1) through (4) of clause (B) of such definition, but only if the aggregate amount of such Liabilities exceeds three hundred and seventy-five thousand dollars ($375,000) (such amount, the “Threshold”), and once such amount exceeds the Threshold, the entire amount of such Liabilities shall be counted in the deduction pursuant to this clause (c), including all those amounts that comprised any portion of the Threshold.

“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company (“DTC”); (vii) to Public Company or its Affiliates; or (viii) as provided in Section 2.6.

“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs shall be issued and distributed by Public Company in the form of a dividend, in connection with the Merger, to the Persons who, as of the close of business on the last Business Day prior to the day on which the Effective Time occurs, are stockholders of Public Company.

(b) Public Company hereby appoints the Rights Agent to act as rights agent for Public Company in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.

A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the holders of shares of Public Company Common Stock held immediately prior to Closing.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer, is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Public Company, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Public Company shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) On the later of the date that is (i) fifteen (15) months following the Closing (as defined in the Asset Purchase Agreement), and (ii) forty-five (45) days following the end of any Calendar Quarter in which Gross Proceeds are actually received by the Public Company (each a “Payment Deadline”), Public Company shall (i) deliver to the Rights Agent, a certificate (each, a “CVR Certificate”) certifying to and specifying in reasonable detail the aggregate amount of (A) the Gross Proceeds received by Public Company or its Affiliates during such Calendar Quarter (or such earlier period, as applicable); (B) the CVR Proceeds for such Calendar Quarter (or such earlier period, as applicable), including the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds, and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the aggregate CVR Payment (if any) by wire transfer of immediately available funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt, Public Company shall have no further liability in respect of the relevant CVR Payment (or the applicable Gross Proceeds or CVR Proceeds) upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Public Company’s obligations set forth in this Section 2.4(a).

(b) For U.S. federal income and other applicable Tax purposes, the parties hereto agree to treat (i) the issuance of the CVRs as a distribution of property (and not debt or equity of Public Company) by Public Company to the stockholders of Public Company governed by Section 301 of the Code and (ii) the amount of any CVR Payment as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by the Public Company in respect of Public Company stock (collectively, the “Intended Tax Treatment”). Consistent with the Intended Tax Treatment, Public Company will send, or cause to be sent, IRS Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Public Company’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. The parties hereto will not take any position contrary to the Intended Tax Treatment on any Tax Return or for other Tax purposes, except as may be required by a change in applicable Law or pursuant to a final “determination” within the meaning of Section 1313(a) of the Code, in each case, after the date hereof. Public Company will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Public Company will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.

(c) Public Company and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and timely and properly remitted to the applicable taxing authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an Internal Revenue Service (“IRS”) Form W-9 or appropriate IRS Form W-8, as applicable, in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

(d) Any portion of a CVR Payment that remains undistributed to the Holders at such time as such portion could be properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar applicable Law (including by means of invalid addresses on the CVR Register) will be delivered by the Rights Agent to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent), who shall be permitted to permanently retain such amounts and each of the applicable Holders will thereafter irrevocably forfeit any rights to such amounts.

Section 2.5 No Voting, Dividends or Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Public Company or any of its Affiliates (including in the Surviving Corporation). The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Public Company or any of its Subsidiaries or of the Surviving Corporation.

(c) By voting in favor of the adoption of the Merger Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger and receiving the benefits thereof, including the receipt of CVRs in connection therewith and any consideration payable in connection with the CVRs, each Holder hereby acknowledges and agrees that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Public Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that there will not be any Gross Proceeds that may be the subject of a CVR Payment. It is further acknowledged and agreed that neither Public Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(c) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent) without consideration or compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Public Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Public Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.7 No Obligations of Public Company.

Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (A) Public Company and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Public Company and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Public Company and its Affiliates and its and their stockholders, rather than the interest of the Holders (except that Public Company shall use commercially reasonable efforts to collect amounts actually due and payable under the Asset Purchase Agreement or any Legacy Asset Disposition Agreement), (B) none of Public Company or any of its Affiliates shall have any obligation to own, operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of their business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Legacy Asset Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (C) none of Public Company or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the CVR’s. Public Company shall not amend the Asset Purchase Agreement or any Legacy Asset Disposition Agreement in a manner adverse to the Holders without the consent of the Majority of Holders.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the fraud, willful misconduct, bad faith, intentional breach, or gross negligence of the Rights Agent or any of its Affiliates or its or their respective directors, officers, employees, agents, advisors, or other representatives (collectively, “Rights Agent Persons”) (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Public Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company or the Surviving Corporation. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Public Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Public Company.

(c) The Rights Agent may engage and consult with nationally recognized counsel of its selection, and the reasonable and good faith advice or opinion of such counsel will, in the absence of fraud, willful misconduct, bad faith, intentional breach, or gross negligence (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of any Rights Agent Person, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(d) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(e) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(f) Public Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any claim, loss, liability, damage, deficiency, Tax, judgment, award, settlement, fine, penalty, interest, fee, cost, or expense, including fees, costs, or expenses of attorneys, accountants, financial advisors, brokers, finders, consultants, and other professionals (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of, related to, or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of, related to, or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from any fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(g) In addition to the indemnification provided under Section 3.2(g), Public Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Public Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Public Company will have no obligation to pay the fees of the

Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Public Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(h) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(i) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Public Company or the Surviving Corporation resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(k) Public Company shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(l) Without limiting the usage of terms defined in this Agreement or in the Merger Agreement, the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Public Company only.

(m) The Rights Agent shall act hereunder solely as agent for Public Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Public Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company.

(n) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any Law or any interpretation of the same even though such Law may thereafter have been altered, changed, amended or repealed.

(o) The Rights Agent shall not be liable or responsible for any failure of Public Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable Law.

(p) The obligations of Public Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Public Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Public Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Public Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Public Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Public Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Public Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Public Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Public Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Public Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Public Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Public Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Public Company will furnish or cause to be furnished to the Rights Agent, in such form as Public Company receives from Public Company’s transfer agent (or other agent performing similar services for Public Company), the names and addresses of the initial Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Books and Records. Until the end of the CVR Period, Public Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments payable hereunder (including the calculation of the Permitted Deductions) in accordance with the terms specified in this Agreement.

Section 4.3 Audits. Subject to reasonable advance written notice from the Acting Holders and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the Acting Holders (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the Acting Holders from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, Public Company shall permit the Acting Holders and the Accountant, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of Public Company as may be reasonably necessary to audit the calculation of any CVR Payment and the Permitted Deductions. Notwithstanding anything in this Agreement to the contrary, in no event shall Public Company be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party pursuant to this Agreement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Public Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders,

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Public Company and the assumption of any such successor of the covenants of Public Company outlined herein in a transaction contemplated by Section 6.1;

(iii) as Public Company may reasonably determine to be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(iv) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(v) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Public Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(vi) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company complies with applicable Law; or

(vii) as Public Company may reasonably determine to facilitate the administration or performance of obligations under this Agreement and does not adversely affect the Holders.

(b) Promptly after the execution by Public Company of any amendment pursuant to this Section 5.1, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Public Company without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Majority of Holders, Public Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Public Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Public Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Public Company May Not Consolidate, Etc. Public Company shall not consolidate with or merge into any other Person or convey, transfer or lease its all or substantially all of its properties and assets to any Person or transfer all or substantially all of its business to any Person, unless:

(a) the Person formed by such consolidation or into which Public Company is merged, the Person that acquires the properties and assets of Public Company substantially as an entirety or the Person that acquires by conveyance or transfer, or that leases, the Public Company substantially as an entirety (the “Surviving Person”) shall assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Public Company to be performed or observed; and

(b) Public Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted.

Upon any consolidation of or merger by Public Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Public Company under this Agreement with the same effect as if the Surviving Person had been named as Public Company herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Public Company.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[•]

if to Public Company, to:

[•]

Email: [•]

with a copy, which shall not constitute notice, to:

[•]

Attention: [•]

Email: [•]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Public Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Public Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Public Company’s prior written consent. Public Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Public Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Public Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders and/or Acting Holders, in accordance with this agreement and as the case may be, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of, related to, or in connection with this Agreement or the CVRs or the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

Section 7.8 Jurisdiction.

Each of the parties to this Agreement (and by accepting the CVRs the Holders), (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of, related to, or in connection with any Relevant Matter, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of, related to, or in connection with any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1 or Section 7.2 of this Agreement. Nothing in this Section7.8, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO (AND BY ACCEPTING THE CVR’S, THE HOLDERS) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH ANY RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Public Company.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earlier to occur of payment to Public Company of the last milestone or other consideration under the Asset Purchase Agreement or Legacy Asset Disposition Agreement, as applicable, and (ii) expiration of the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 7.13 Force Majeure.

Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Public Company or any of its Subsidiaries (except as it relates to the obligations of the Surviving Corporation under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 7.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Public Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Public Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(e) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

IMARA INC.

By:
Name:
Title:

[AGENT]

By:
Name:
Title:

Exhibit D

FORM OF ENLIVEN THERAPEUTICS, INC.

COMMON STOCK PURCHASE AGREEMENT

THIS COMMON STOCK PURCHASE AGREEMENT (this “Agreement”), is made as of October 13, 2022 (the “Effective Date”) by and among Enliven Therapeutics, Inc., a Delaware corporation (the “Company”) and the investors listed on Exhibit A attached to this Agreement (each a “Purchaser” and together the “Purchasers”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company shall have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Imara Inc., a Delaware corporation (“Public Company”), and Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of Public Company (the “Merger”);

WHEREAS, at the Effective Time (as defined in the Merger Agreement) by virtue of the Merger, the Shares (as defined below) shall be automatically converted into the right to receive a number of shares of common stock, par value $0.001 per share, of Public Company (the “Merger Shares”) equal to the Exchange Ratio (as defined in the Merger Agreement) in accordance with the Merger Agreement; and

WHEREAS, the Company desires to issue and sell to the Purchasers in an offering exempt from the registration requirements of Section 4(a)(2) of the Securities Act (as defined below), and each Purchaser desires to purchase from the Company, severally and not jointly upon the terms and subject to the conditions stated in this Agreement, shares of the Company’s common stock, $0.0001 par value (the “Common Stock”), in the aggregate amount as set forth on Exhibit A attached to this Agreement (the “Financing Amount”).

The parties hereby agree as follows:

1. Purchase and Sale of Common Stock

1.1 Sale and Issuance of Common Stock.

(a) The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Closing (as defined below) a Certificate of Amendment of the Company’s Third Amended and Restated Certificate of Incorporation to increase the number of shares of the Common Stock authorized for issuance in the form of Exhibit B attached to this Agreement (the “Restated Certificate”).

(b) Subject to the terms and conditions of this Agreement, each Purchaser, severally and not jointly, agrees to purchase at the Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the Closing that number of shares of Common Stock, set forth opposite each Purchaser’s name on Exhibit A, at a purchase price of $3.84098 per share (subject to adjustment for any stock split, reverse stock split or similar recapitalization transaction effected after the Effective Date and prior to Closing). The shares of Common Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the “Shares.”

1.2 Closing; Delivery.

(a) The purchase and sale of the Shares shall take place remotely, subject to the satisfaction or waiver of the closing conditions set forth in Sections 5 and 6 of this Agreement, immediately prior to and conditioned upon the consummation of the Merger (the “Closing” and such date the “Closing Date”).

(b) Upon not less than three (3) business days’ written notice from (or on behalf of) the Company to each Purchaser (the “Closing Notice”) that the Company reasonably expects all conditions to the closing of the Merger to be satisfied on a date that is not less than three (3) business days from the date of the Closing Notice, each Purchaser shall deliver to the Company at least one (1) business day prior to the Closing Date as specified in the Closing Notice, to be held in escrow until the Closing, the applicable purchase price as set forth on Exhibit A attached to this Agreement (the “Applicable Purchase Price”) by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice. On the Closing Date, the Company shall issue the Shares to each Purchaser and subsequently cause the number of Shares to be purchased by such Purchaser at the Closing as set forth in Exhibit A attached to this Agreement to be registered in book-entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities Laws) in the name of such Purchaser (or its nominee in accordance with such Purchaser’s delivery instructions) on the Company’s share register, which book-entry records shall contain substantially the legends set forth in Section 3.5. For purposes of this Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close. Prior to or at the Closing, each Purchaser shall deliver to the Company a duly completed and executed IRS Form W-9 or appropriate Form W-8. Upon request by a Purchaser, the Company will provide a completed Form W-9 concurrent with, or prior to, the delivery of the Closing Notice. In the event the Closing Date does not occur within five (5) business days after the expected Closing Date specified in the Closing Notice, the Company shall promptly (but not later than one (1) business day thereafter) return the Applicable Purchase Price to each Purchaser by wire transfer of United States dollars in immediately available funds to the account specified by each Purchaser, and any book-entries for the Shares shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7.2 hereof, such return of funds shall not terminate this Agreement or relieve each Purchaser of its obligation to purchase the Shares at the Closing.

(c) Notwithstanding the foregoing, if a Purchaser informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures provided above, the following shall apply: such Purchaser shall deliver as soon as practicable prior to the Closing on the Closing Date, following receipt of confirmation of the issuance to such Purchaser of the Shares against payment therefor on and as of the Closing Date, the Applicable Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to such Purchaser (or its nominee in accordance with such Purchaser’s delivery instructions) of the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities Laws), in the name of such Purchaser (or its nominee in accordance with such Purchaser’s delivery instructions) and evidence of the issuance to such Purchaser of the Shares on and as of the Closing Date.

1.3 Defined Terms Used in this Agreement.

In addition to the terms defined above or elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Code” means the Internal Revenue Code of 1986, as amended.

(b) “Contract” shall mean, with respect to any person, any written, oral or other agreement, contract, subcontract, lease (whether for real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature to which such person is a party or by which such person or any of its assets are bound under applicable Law.

(c) “COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Entity (as defined herein) in connection with or in response to the COVID-19 pandemic.

(d) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(e) “Excluded Contracts” shall mean (A) Contracts solely concerning non-exclusive rights granted to the Company that are not material to its business, including any Contract solely for the license of “off-the-shelf” software that is available on standard commercial terms, (B) Contracts the terms of which are solely focused on obligations relating to non-disclosure or confidentiality or assignments of Intellectual Property (to the extent in customary form and copies of which forms have been made available to each Purchaser), in each case entered into in the Ordinary Course of Business, (C) statements of work, works orders, project annexes, purchase orders and associated terms and conditions to the extent the Contract accompanying such statements of work, works orders, project annexes, purchase orders, and associated terms and conditions has been made available to each Purchaser, and (D) agreements with clinical trial sites.

(f) “Good Clinical Practice” mean the applicable ethical and quality standards and rules for designing, conducting, monitoring, recording, reporting, auditing, and analyses of trials that involve the participation of human subjects, including without limitation 21 CFR Parts 11, 50, 54, 56, and 312, and 45 CFR 46.

(g) “Good Laboratory Practice” means the applicable standards, rules and criteria, including 21 CFR Part 58, relating to a quality system and controls concerned with the organizational process, the conditions under which non-clinical health and environmental safety studies are planned, performed, monitored, recorded, reported and archived, and the integrity of data collected in such studies.

(h) “Good Manufacturing Practice” means applicable standards, quality management system regulations, and rules for ensuring that products are consistently produced and controlled according to quality standards, including without limitation requirements for methods, facilities, and controls in manufacturing, processing, packing, storing, labeling, and monitoring of the identity, strength, quality, and purity of drug products, including without limitation 21 CFR Parts 210, 211, 314, and 600, as applicable.

(i) “Indebtedness” shall mean any liabilities (A) for borrowed money, (B) evidenced by bonds, debentures, notes or similar instruments, (C) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (D) in respect of liabilities of others that are secured by (or which the holder of such liabilities has an existing right, contingent or otherwise, to be secured by) any Lien (as defined herein) or security interest on property owned or acquired by the person in question whether or not the obligations secured thereby have been assumed, (E) under leases required to be accounted for as capital leases under GAAP (as defined herein), (F) for any accrued but unpaid Taxes (as defined herein) related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date, including any

“applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act (as defined herein)) elected to be deferred pursuant to Section 2302 of the CARES Act, for any employer portion payroll or employment Taxes incurred in connection with any compensatory payments in connection with any Extraordinary Matter (as defined in the Merger Agreement), including Transaction Expenses (as defined in the Merger Agreement), and for any Taxes that are owed by Public Company as a result of any Extraordinary Matter, including the sale of any Legacy Assets (as defined in the Merger Agreement) at or prior to the Closing, or (G) guarantees relating to any such liabilities.

(j) “knowledge of the Company” and similar expressions mean the actual knowledge of the persons identified on Section K of the Disclosure Schedule for this purpose.

(k) “Law” shall mean each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit (as defined herein) or ordinance of any Governmental Entity, including any applicable stock exchange rule or requirement.

(l) “Liability” means, with respect to any person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, all liabilities, obligations, claims, and deficiencies related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, termination payment obligations, and all other liabilities, obligations, claims, and deficiencies of such person or any of its subsidiaries or Affiliates (as defined herein), in each case, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with GAAP.

(m) “Material Adverse Effect” means any change, effect, event, circumstance or development (an “Effect”) that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of the Company, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, shall be deemed to be a Material Adverse Effect or be taken into account for purposes of determining whether a Material Adverse Effect has occurred or is reasonably likely to occur: (A) changes after the Effective Date in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (B) changes or events after the Effective Date affecting the industry or industries in which the Company operates generally (except to the extent those changes or events have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (C) changes after the Effective Date in generally accepted accounting principles or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (D) changes after the Effective Date in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (E) any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on the Company relative to the other participants in the industry or industries in which the Company operates), (F) the announcement of this Agreement or the pendency of the transactions contemplated hereby or (G) any failure by the Company to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of this clause (G), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

(n) “Ordinary Course of Business” means, with respect to a Person, in the ordinary course of business consistent in all material respects with past practice of such Person taking into account any acts or omissions that have been taken to comply with any COVID-19 Measures.

(o) “Permitted Liens” shall mean (A) Liens of landlords, carriers, warehousemen, mechanics, vendors, materialmen or other persons securing obligations arising in the Ordinary Course of Business that are not yet due and payable, (B) Liens incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security, (C) Liens incurred to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations in the Ordinary Course of Business, (D) Liens for Taxes (1) not yet due, or (2) being contested through appropriate proceedings and for which adequate reserves are reflected on the Balance Sheet (as defined herein), (E) Liens expressly set forth in Excluded Contracts, and (F) other Liens that are not material.

(p) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(q) “Placement Agents” means Goldman Sachs & Co. LLC, Jefferies LLC and Cowen and Company LLC whom the Company has engaged as its exclusive placement agents in connection with the offering and placement of the Shares.

(r) “Public Company Common Stock” means shares of common stock, par value $0.001 per share, of the Public Company.

(s) “Registration Statement” means the registration statement on Form S-4 to be filed by Public Company pursuant to which the Merger Shares shall be registered under the Securities Act.

(t) “Securities Act” means the Securities Act of 1933, as amended.

(u) “Short Sales” include (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

2. Representations and Warranties of the Company

Except as set forth herein or in the disclosure schedule attached as Exhibit C to this Agreement (the “Disclosure Schedule”), the Company represents and warrants to each Purchaser as follows:

2.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Material Adverse Effect. The Company has made available to each Purchaser complete and accurate copies of its certificate of incorporation and bylaws existing as of the Effective Date and copies of any amendments thereto entered into after the Effective Date and is not in material default under or in material violation of any provision of either such document.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of 89,000,000 shares of Common Stock as of the Effective Date and 61,730,064 shares of preferred stock, par value $0.0001 per share, of the Company (“Preferred Stock” and, collectively with Common Stock, “Capital Stock”). Following the filing of the Restated Certificate, the authorized number of shares of Common Stock will be 132,000,000. The rights and privileges of each class of the Company’s capital stock are as set forth in the Company’s certificate of incorporation. As of the Effective Date, (i) 12,058,584 shares of Common Stock were issued and outstanding, (ii) no shares of Common Stock were held in the treasury of the Company and (iii) 14,507,038 shares of the Company’s Series Seed Preferred Stock were issued or outstanding, 25,114,089 shares of the Company’s Series A Preferred Stock were issued or outstanding, and 22,108,937 shares of the Company’s Series B Preferred Stock were issued or outstanding.

(b) As of the Effective Date, there are outstanding options to purchase Common Stock (the “Company Stock Options”) with respect to which 3,070,990 shares of Common Stock are issuable and there are 10,733,394 shares of Common Stock reserved for future issuance under stock or equity-related plans, agreements or arrangements of the Company (the “Company Stock Plans”). The Company has made available to each Purchaser complete and accurate copies of all Company Stock Plans and the forms of all award agreements evidencing Company Stock Options. With respect to each Company Stock Option (whether outstanding or previously exercised or vested and/or settled, as applicable) (i) each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, (ii) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry.

(c) Except (i) as set forth in this Section 2.2, (ii) as reserved for future grants under Company Stock Plans, (iii) commitments to issue shares of Common Stock in the Merger Partner Preferred Stock Conversion (as defined in the Merger Agreement), as of the Effective Date, (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Other than the Merger Partner Support Agreement (as defined in the Merger Agreement) or pursuant to any Company Stock Plan, the Company is not a party to or is bound by any, and to the knowledge of the Company, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act. Except as contemplated by this Agreement or described in this Section 2.2(c), there are no registration rights to which the Company is a party or by which it or they are bound with respect to any equity security of any class of the Company.

(d) All outstanding shares of Capital Stock are, and all shares of Common Stock subject to issuance as specified in Sections 2.2(b), and 2.2(c) upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law of the State of Delaware (the “DGCL”), the Company’s certificate of incorporation or bylaws or any agreement to which the Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any shares of Capital Stock. All outstanding shares of Capital Stock have been offered, issued and sold by the Company in compliance with all applicable federal and state securities laws.

2.3 Subsidiaries. The Company does not have any subsidiaries and does not otherwise own any shares of capital stock or any interest in any other Person. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

2.4 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, subject only to the adoption of the Merger Agreement (the “Voting Proposal”) by the Company’s stockholders under the DGCL and the Company’s certificate of incorporation (the “Stockholder Approval”). The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by each Purchaser, constitutes the valid and binding obligation of the Company, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on the Company’s assets (including Company Intellectual Property) under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 2.11(a) of the Disclosure Schedules, or (iii) subject to obtaining the Stockholder Approval and compliance with the requirements specified in clauses (i) through (iv) of Section 2.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets, except in the case of clauses (ii) and (iii) of this Section 2.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or Regulating Authority (as defined herein), agency or instrumentality (a “Governmental Entity”) is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate with the Delaware Secretary of State, (ii) the filing of the Proxy Statement/Prospectus (as defined herein) with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Exchange Act, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and (iv) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Material Adverse Effect.

2.5 Financial Statements; Information Provided.

(a) The Company has made available to each Purchaser correct and complete copies of the Financial Statements. The Financial Statements (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby (except (x) that the unaudited Financial Statements do not contain footnotes and (y) as may be indicated in the notes to such financial statements) and (ii) fairly present in all material respects the financial position of the Company as of the dates thereof, except that the unaudited interim financial statements are subject to normal year-end adjustments which will not be material in amount or effect. For purposes of this Agreement, “Financial Statements” means (i) the audited balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Company as of the end of and for each of the fiscal years ended December 31, 2020 and December 31, 2021, and (ii) the unaudited internal financial statements prepared for management of the Company (the “Balance Sheet”) as of August 31, 2022 (the “Most Recent Balance Sheet Date”) for the month ended as of the Most Recent Balance Sheet Date.

(b) The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement, or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the proxy statement/prospectus/information statement (the “Proxy Statement/Prospectus”) to be sent to the stockholders of Public Company in connection with the meeting of Public Company’s stockholders (the “Public Company Meeting”) to solicit the approval of the Public Company’s stockholders of (i) the issuance of shares of Public Company Common Stock pursuant to the Merger Agreement under the Nasdaq Global Market rules, (ii) a reverse stock split of Public Company Common Stock to be effectuated prior to the Effective Time at a ratio to be determined by the Public Company’s Board of Directors in accordance with the DGCL and in consolation and cooperation with the Company, prior to the Closing, (iii) to the extent required by the DGCL and not already solicited, the transaction contemplated by that certain Asset Purchase Agreement, dated as of September 6, 2022, by and between Public Company and Cardurion Pharmaceuticals, Inc. under the DGCL, and (iv) the Equity Plan Amendments (as defined in the Merger Agreement), which information shall be deemed to include all information about or relating to the Company and/or the Voting Proposal, shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company, or at the time of the Public Company Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

2.6 No Undisclosed Liabilities. The Company does not have any material Liability, except for (a) Liabilities shown on the Balance Sheet, (b) Liabilities of a type required to be shown on the Balance Sheet that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement and the Merger Agreement, and (d) executory performance obligations under Contracts.

2.7 Absence of Certain Changes or Events. During the period beginning on the Most Recent Balance Sheet Date and ending on the date hereof, the Company has conducted their business only in the Ordinary Course of Business and, since such date, there has not been any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Material Adverse Effect.

2.8 Taxes.

(a) The Company has properly filed on a timely basis all income and other material Tax Returns (as defined herein) that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. the Company has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) The Company is not, nor has it ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is the Company. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, the Company (i) does not have any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than the Company, and (ii) is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(c) All material Taxes that the Company was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable Law.

(d) The Company has delivered or made available to each Purchaser (i) complete and correct copies of all income and other material Tax Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company.

(e) No examination or audit of any Tax Return of the Company by any Governmental Entity is currently in progress or, to the knowledge of the Company, has been threatened by any Governmental Entity. No deficiencies for Taxes of the Company have been claimed, proposed or assessed by any Governmental Entity in writing. the Company has not been informed in writing by any jurisdiction in which the Company does not file a Tax Return that the jurisdiction believes that the Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. the Company has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of the Company), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(g) The Company has not distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company been distributed, in a transaction to which Section 355 of the Code applies in the two years prior to the Effective Date.

(h) There are no Liens with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable or being contested in good faith by appropriate proceedings.

(i) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of corresponding non-U.S., state or local Tax laws) made on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount or deferred revenue received on or prior to the Closing Date outside the Ordinary Course of Business.

(j) The Company has not participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulations Section 301.6111-2(b)(2) or any analogous provision of state or local law.

(k) The Company (i) is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes and (ii) has not made an entity classification (“check-the-box”) election under Section 7701 of the Code.

(l) The Company is not subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

(m) Neither the Company nor any of its Affiliates has taken or agreed to take any action, has omitted to take any action, or has any knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code and, in the event the Control Requirement (as defined in the Merger Agreement) is satisfied, as a non-taxable exchange of shares of Common Stock for shares of Public Company Common Stock under Section 351(a) of the Code.

(n) The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

(o) The Company has not deferred any payroll Tax obligations (including those imposed by Code Sections 3101(a) and 3201) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, or any other provision of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

(p) For purposes of this Agreement, (i) “Taxes” shall mean any taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind imposed by the United States of America or any state, local or non-U.S. government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items, and (ii) “Tax Returns” shall mean any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, a Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

(q) The Company is classified as a domestic “C corporation” for U.S. federal income tax purposes.

2.9 Owned and Leased Real Properties.

(a) The Company does not own nor has ever owned any real property.

(b) Section 2.9(b) of the Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by the Company as of the Effective Date (collectively, the “Leases”) and the location of the premises of such real property. The Company nor, to the knowledge of the Company, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any Leases, except where the existence of such breaches or defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Material Adverse Effect. The Company does not lease, sublease or license any real property to any person other than the Company. The Company has made available to each Purchaser complete and accurate copies of all Leases.

2.10 Intellectual Property.

(a) Section 2.10(a) of the Disclosure Schedule lists all Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable except that, for any Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). All assignments of Registrations to the Company have been properly executed and recorded, and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company. To the knowledge of the Company, all Registrations are valid and enforceable.

(b) There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of the Company, threatened, with respect to any Patent Rights included in the Registrations. None of the Patent Rights included in the Registrations have been abandoned. The Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company and has made no material misrepresentation in such applications. The Company has no knowledge of any information that would preclude the Company from having clear title to the Registrations.

(c) The Company is the sole and exclusive owner of all Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Owned Intellectual Property that are listed in Section 2.10(c) of the Disclosure Schedule. None of the Company Intellectual Property is subject to any orders, decrees or injunctions.

(d) The Company has taken reasonable measures to protect the proprietary nature of each item of Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To the Company’s knowledge, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company.

(e) To the knowledge of the Company, the operations of the Company as currently conducted do not infringe, misappropriate or otherwise violate and have not in the past three years infringed, misappropriated or otherwise violated the valid and enforceable Intellectual Property rights of any individual or entity. To the Company’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Owned Intellectual Property or any rights under the Intellectual Property that are exclusively licensed to the Company, and the Company has not filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Company Intellectual Property. No individual or entity has filed and served upon the Company or, to the Company’s knowledge, threatened or otherwise filed any action or proceeding alleging that the Company has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property rights nor has the Company received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(f) The Company has made available to each Purchaser copies of all written complaints, claims, notices or threats, or disclosed to each Purchaser all material non-written complaints, claims, notices or threats, in each case, concerning the infringement, violation or other misappropriation of any Company Intellectual Property.

(g) Section 2.10(g) of the Disclosure Schedule identifies (i) each license or agreement pursuant to which the Company has granted rights to any Licensed Intellectual Property, and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company has granted any joint ownership interest in or to each item of Owned Intellectual Property, in each case (i) and (ii) other than Excluded Contracts.

(h) Section 2.10(h) of the Disclosure Schedule identifies (i) each license or agreement pursuant to which the Company has obtained rights to any Licensed Intellectual Property (excluding generally available, off the shelf software programs that are licensed by the Company pursuant to “shrink wrap” licenses, the total fees associated with which are less than $50,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company has obtained any joint or sole ownership interest in or to each item of Owned Intellectual Property, in each case (i) and (ii) excluded for Excluded Contracts.

(i) To the Company’s knowledge, no Worker of the Company is in default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and the Company, as applicable, relating to the protection, ownership, development, use, assignment or transfer of Company Intellectual Property. To the extent that any Owned Intellectual Property has been conceived, reduced to practice, authored, developed or created for the Company by any individual while a Worker, the Company has obtained the entire and unencumbered right, title and interest therein and thereto by operation of Law or by valid written assignment.

(j) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement shall not, result in (i) a breach of or default under any agreement governing any Company Intellectual Property; (ii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, any Company Intellectual Property; (iii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue in respect of, any Public Company Intellectual Property (as defined in the Merger Agreement); or (iv) the Company, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Company Intellectual Property.

(k) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Company Intellectual Property” shall mean the Owned Intellectual Property and the Licensed Intellectual Property.

(ii) “Intellectual Property” shall mean the following subsisting throughout the world: (A) Patent Rights; (B) Trademarks and all goodwill in the Trademarks; (C) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (D) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (E) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (F) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(iii) “Intellectual Property Registrations” shall mean Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing, which are issued by, filed with, or recorded by any state, government or other public legal authority at any time in any jurisdictions, or, in the case of Internet domain names and social media accounts and identifiers, which are issued by, filed with, or recorded by any third party.

(iv) “Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Company by any individual or entity other than the Company, excluding any Intellectual Property that is licensed to the Company under Excluded Contracts.

(v) “Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company, in whole or in part.

(vi) “Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(vii) “Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of the Company or where the Company is the assignee thereof, in each case, alone or jointly with others.

(viii) “Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common Law trademarks and service marks and trade dress.

(ix) “Worker” means any individual who is an officer, director, employee (regular, temporary, part-time or otherwise), consultant or independent contractor of the Company or any of its subsidiaries, as applicable.

2.11 Contracts.

(a) Section 2.11(a) of the Disclosure Schedule lists the following Contracts of the Company in effect as of Effective Date (in each case, excluding Excluded Contracts):

(i) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires aggregate payments by or to the Company of more than $300,000 or (B) in which the Company has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or to a right of first offer, right of first refusal, right of first negotiation in favor of any third party;

(ii) any Contract under which the Company has granted to a third party a license under, or option or covenant not to sue with respect to, any Company Intellectual Property, except for any Excluded Contract;

(iii) any Contract under which the Company is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iv) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(v) any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development by or which has been or which is being marketed, distributed, supported, sold or licensed out, in each case by or on behalf of the Company; and

(vi) any Contract that involved or would reasonably be expected to result in (i) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien (excluding a Permitted Lien) on any Company Intellectual Property, (ii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue with respect to, any Public Company Intellectual Property; or (iii) the Company, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Company Intellectual Property.

(b) The Company has made available to each Purchaser a complete and accurate copy of each Contract listed in Sections 2.10(a), 2.10(g), 2.10(h), and 2.11(a) of the Disclosure Schedule. With respect to each Contract so listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against the Company, as applicable, and, to the knowledge of the Company, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) none of the Company, nor, to the knowledge of the Company, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by the Company or, to the knowledge of the Company, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect.

2.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against the Company that seeks either damages in excess of $500,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except, in each case of, for such actions, suits, proceedings, claims, arbitrations or investigations that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect. There are no material judgments, orders or decrees outstanding against the Company.

2.13 Environmental Matters.

(a) Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect:

(i) the Company has complied with all applicable Environmental Laws;

(ii) the properties currently or formerly owned, leased or operated by the Company (including soils, groundwater, surface water, buildings or other structures) are and were not contaminated with any Hazardous Substances (as defined herein);

(iii) the Company is not subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; and

(iv) the Company has not released any Hazardous Substance into the environment.

(b) As of the Effective Date, the Company has not received any written notice, demand, letter, claim or request for information alleging that the Company or any of its subsidiaries may be in material violation of or have material liability or obligations under, any Environmental Law.

(c) The Company is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to any material liability under any Environmental Law or relating to Hazardous Substances.

(d) For purposes of this Agreement, the term “Environmental Law” means any law, regulation, order, decree, permit, authorization, common Law or agency requirement of any jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety (as it relates to exposure to Hazardous Substances) or natural resources, (ii) the handling, use, storage, treatment, presence, disposal, release or threatened release of any Hazardous Substance or (iii) wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(e) For purposes of this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified, regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance that is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

2.14 Employee Benefit Plans.

(a) The Company has made available a complete and accurate copy, as of the Effective Date, of all written material Employee Benefit Plans sponsored, maintained, or contributed to (or required to be contributed to), by the Company for the benefit of any current or former employee or other individual service provider of the Company (or such employee or other individual service provider’s beneficiary) or with respect to which the Company has any liability (collectively, the “Company Employee Plans”). No Company Employee Plan is sponsored or maintained by a professional employer organization (PEO) or similar provider.

(b) Each Company Employee Plan is and has been established and administered in all material respects in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms and the Company has in all material respects met its obligations with respect to such Company Employee Plan and has made all required contributions thereto (or reserved such contributions on the Balance Sheet). There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Company Employee Plan, and to the knowledge of the Company, no such audit, investigation or other proceeding is threatened.

(c) With respect to Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Company.

(d) All Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the IRS to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of the Company, no revocation has been threatened.

(e) The Company nor any of its ERISA Affiliates has (i) ever maintained an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Company Employee Plan is funded with or otherwise holds securities issued by the Company. No Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) No Company Employee Plan provides post-termination health or life insurance benefits to any individual, except as required by (i) COBRA or similar state Law or (ii) contractually required subsidies for COBRA coverage during severance.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (A) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of the Company, (B) result in any forgiveness of indebtedness to any current or former employee or other individual service provider of the Company, (C) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of the Company, or (D) trigger any payment or funding of any compensation or benefits under any Company Employee Plan. No Company Employee Plan provides for the gross-up of Taxes with respect to Code Section 4999 or 409A.

(h) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies and has complied in form and operation with Section 409A of the Code and all IRS regulations and other guidance promulgated thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No stock option or equity unit option granted under any Company Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

(i) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(ii) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other written or oral plan, agreement, program, policy or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, fringe benefits, perquisites, change in control benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, including, with respect to the Company Employee Plans, any Company Stock Plan.

(iii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iv) “ERISA Affiliate” means any entity (whether or not incorporated) that is, or at any applicable time was, treated as a “single employer” or under common control with the Company or with any of its subsidiaries within the meaning of Section 414 of the Code or Section 4001 of ERISA.

2.15 Compliance With Laws. The Company has complied in all material respects with, is not in material violation of, and, as of the Effective Date, has not received any notice alleging any violation with respect to, any applicable provisions of any statute, Law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

2.16 Permits and Regulatory Matters.

(a) The Company has all required permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entities (collectively, “Permits”) that are material to the conduct of its business as currently conducted, including all such Permits required by the U.S. Food and Drug Administration (the “FDA”), such as allowance of an Investigational New Drug application (“IND”), and any other federal, state or foreign agencies or bodies (together with the FDA, the “Regulating Authority”) engaged in the regulation of pharmaceuticals or biohazardous materials.

(b) All Permits that are necessary for the conduct of the business of the Company as currently conducted (“Company Authorizations”) are in full force and effect, and to the knowledge of the Company, no violations or notices of failure to comply have been issued or recorded in respect of any such Company Authorization. No such Company Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. The Company is in compliance in all material respects under any of such Company Authorizations. All applications, reports, notices and other documents required to be filed by the Company with all Governmental Entities have been timely filed and are complete and correct in all material respects as of the date filed or as amended prior to the Effective Date. None of the Company, and to the Company’s knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct on behalf of the Company that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entity, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entity.

(c) The Company: (i) is and at all times has been in material compliance, to the extent applicable, with all statutes, rules, regulations (including all requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices), and with all orders administered or issued by the FDA or any other Governmental Entity exercising comparable authority, applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any pharmaceutical product tested, developed, promoted, marketed, manufactured or distributed by the Company; (ii) has not received any notice or correspondence from any Governmental Entity alleging or asserting any material noncompliance with any Company Authorizations; and (iii) has not received notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Company Authorizations (except where such limitation, suspension, modification, or revocation would not reasonably be expected to have a Material Adverse Effect) and, to the knowledge of the Company, there is no action or proceeding pending or threatened against the Company (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that such Governmental Entity is considering such action. The Company nor any of their respective officers, employees or, to the Company’s knowledge, agents have made an untrue statement of a material fact or fraudulent statement to any Governmental Entity relating to the Company Authorizations or failed to disclose a material fact required to be disclosed to any Governmental Entity relating to the Company Authorizations.

(d) To the Company’s knowledge, all preclinical and clinical investigations and trials sponsored by the Company are being conducted in compliance in all material respects with applicable laws, including, as applicable, Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices requirements. The Company has not received any written notices from any Governmental Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical or pre-clinical studies or tests, or chemistry, manufacturing, and control quality issues requiring the termination, suspension or material modification of such studies or tests and, to the Company’s knowledge, there are no facts that would reasonably give rise to such an action (except where such material modification would not reasonably be expected to have a Material Adverse Effect, such as modifications that are part of routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

(e) There are no seizures, recalls, market withdrawals, field notifications or corrective actions, notifications of misbranding or adulteration, destruction orders, safety alerts or similar adverse actions relating to the lack of safety or efficacy of any products marketed or sold by the Company being conducted, requested in writing or, to the knowledge of the Company, threatened by the FDA or any other Governmental Entity. The Company has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued any recall, market withdrawal, safety alert or other similar notice or action relating to the alleged lack of safety or efficacy of any products marketed or sold by the Company.

(f) The studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of the Company are being conducted or have been conducted in all material respects in accordance with approved study protocols and all applicable laws and regulations. The descriptions of, protocols for, and material data and other results of, any such studies, tests and/or trials that have been furnished or made available to each Purchaser are accurate and complete in all material respects with respect to what is currently known by or available to the Company. The Company is not aware of any studies, test or trials the results of which would cause the Company to reasonably believe the results would have a material adverse effect on the studies, tests and trials conducted by or on behalf of the Company, and the Company has not received any notices or correspondence from the FDA or any other Governmental Entity exercising comparable authority or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any IND, or clinical trials conducted by or on behalf of the Company (except where such material modification would not reasonably be expected to have a Material Adverse Effect, such as modifications that are for routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

2.17 Employees.

(a) All current and past key employees of the Company have entered into confidentiality and assignment of inventions agreements with the Company, a copy or form of which has previously been made available to each Purchaser. To the knowledge of the Company, as of the Effective Date, no employee of the Company is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business currently conducted by the Company or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, as of the Effective Date, no key employee or group of key employees has any plans to terminate employment with the Company.

(b) The Company is not nor has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor to the knowledge of the Company, have there been any labor organizing activities with respect to any employees of the Company. The Company is not and has not been the subject of any proceeding asserting that the Company has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of the Company, threatened, any labor strike, walkout, work stoppage, slow-down or lockout involving the Company.

(c) Except as would not reasonably be expected to result in a Material Adverse Effect, the Company is and has been in compliance with all applicable Laws related to employment (including verification of employment eligibility), employment practices (including without limitation Laws related to discrimination, harassment, and retaliation), terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of the Company, all employees of the Company are lawfully authorized to work in the United States.

(d) The Company has not received written notice of any material charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of the Company, nor, to the knowledge of the Company, has any such charge been threatened. No current or former employee of the Company has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment, nor to the Company’s knowledge, has an oral complaint of any of the foregoing been made within the preceding twelve (12) months.

(e) The Company has not caused a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor have any of the foregoing been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

2.18 Insurance. The Company maintains insurance policies (the “Company Insurance Policies”), including insurance covering directors and officers for securities Law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Company Insurance Policy is in full force and effect. None of the Company Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. The Company has complied in all material respects with the provisions of each Company Insurance Policy under which it is the insured party. No insurer under any Company Insurance Policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy.

2.19 Brokers; Fees and Expenses. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of the Company to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except the Placement Agents.

2.20 Certain Business Relationships With Affiliates. No Affiliate of the Company (a) owns any material property or right, tangible or intangible, which is used in the business of the Company, (b) has any material claim or cause of action against the Company or (c) owes any material money to, or is owed any material money by, the Company. Section 2.20 of the Disclosure Schedule describes any material Contracts between the Company and any Affiliate thereof which were entered into or have been in effect at any time since January 1, 2019 other than (i) any employment or service Contracts, invention assignment agreements and other Contracts relating to or entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation or (ii) any arms-length agreements with any portfolio company of any venture capital firm, private equity firm, angel investor, or similar investor of the Company.

2.21 Controls and Procedures, Certifications and Other Matters.

(a) The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s consolidated assets, (iii) access to assets of the Company is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) The Company has not extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of the Company.

(c) The Company either (i) satisfies the conditions to qualification as a “smaller reporting company” set forth in 17 C.F.R. 229.10(f)(1), or (ii) if shares of Common Stock were traded on any regulated market or stock exchange, would qualify as a “smaller reporting company,” as defined by 17 C.F.R. 229.10(f)(1).

2.22 Books and Records. The minute books and other similar records of the Company contain complete and accurate records of all actions taken at any meetings of the Company’s stockholders, the Company’s Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company have been maintained in accordance with good business and bookkeeping practices.

2.23 Ownership of Public Company Common Stock. The Company does not and, to the knowledge of the Company, none of the Company’s directors, officers, or 5% or greater stockholders directly or indirectly “owns,” beneficially or otherwise, and at all times during the three-year period prior to the Effective Date, to the knowledge of the Company, none of the Company’s directors, officers, or 5% or greater stockholders directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding Public Company Common Stock, as those terms are defined in Section 203 of the DGCL.

2.24 Data Protection. The Company has complied at all times, and currently complies, in each case, in all material respects, with any applicable data protection and privacy Law with respect to their businesses, including, as applicable, with respect to (i) requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) data subject information requests from data subjects, (iii) where necessary, the obtaining of consent to data processing and/or direct marketing activity, and (iv) where necessary, the obtaining of any approval, consultation and/or agreement of any applicable works councils or such similar worker representation bodies. The Company has not received any written notice or complaint from any individual, third party and/or regulatory authority (i) alleging non-compliance by the Company with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (ii) claiming compensation for or an injunction for non-compliance with any applicable data protection and privacy Law.

2.25 Shares.

The issuance of the Merger Shares will be registered on Form S-4 under the Securities Act and the Merger Shares issued in respect of the Shares will be freely tradable by each Purchaser upon issuance, subject to any restrictions under applicable securities Laws.

2.26 Valid Issuance.

The Shares being purchased by the Purchasers hereunder, upon issuance pursuant to the terms hereof, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those applicable securities Laws). Subject to the accuracy of the representations and warranties made by the Purchasers in Section 3 hereof, the offer and sale of the Shares to the Purchasers is and will be in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of applicable securities laws of the states of the United States.

2.27 No General Solicitation; No Integration or Aggregation.

Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Common Stock pursuant to this Agreement.

The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (i) integrated with the Shares sold pursuant to this Agreement for purposes of the Securities Act or (ii) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the Nasdaq Global Market.

2.28 No Additional Agreements.

The Company does not have any agreement with any Purchaser with respect to the transactions contemplated by this Agreement other than as specified in this Agreement.

2.29 Reliance by the Purchasers.

The Company acknowledges that each of the Purchasers will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein. As of the Effective Date, to the knowledge of the Company, the representations and warranties of Public Company in the Merger Agreement (as modified by the Public Company Disclosure Schedule (as defined in the Merger Agreement)) and in any certificate or other writing delivered by Public Company pursuant thereto are true and correct as prescribed in Section 7.3(a) of the Merger Agreement.

3. Representations and Warranties of the Purchasers

Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization.

The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2 Purchase Entirely for Own Account.

This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3 Disclosure of Information.

The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Shares and the terms of the Merger with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Restricted Securities.

The Purchaser understands that offering and sale of the Shares has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless their resale is registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. The foregoing acknowledgements by the Purchasers shall, in no respect, modify or curtail the obligations of the Public Company to register the issuance of the Merger Shares under the Securities Act on Form S-4 as a condition to (a) the closing of the Merger or (b) the Purchaser’s obligations under this Agreement.

3.5 Legends.

The Purchaser understands that the Shares and any securities issued by the Company in respect of or exchange for the Shares, may be notated with one or all of the following legends:

(a) “THE OFFERING AND SALE OF THE SHARES REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

(c) Notwithstanding the foregoing, upon the consummation of the Merger and the exchange of the Shares for the Merger Shares, the book entry notations representing the Merger Shares shall have no such restrictive legends.

3.6 Accredited Investor.

The Purchaser is (i) an Affiliate of or an “institutional account” as defined in FINRA Rule 4512(c) and (ii) an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act.

3.7 Foreign Investors.

If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied all of its obligations under the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser’s subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.

3.8 Exculpation Among Purchasers.

The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees the Purchaser shall not be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.9 Residence.

If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which the decision to purchase the Shares was made is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.10 Certain Trading Activities; Confidentiality.

The Purchaser has not (and will not), nor has (or will) any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed (and will not execute) any purchases or sales, including Short Sales, of the securities of the Public Company during the period commencing as of the time that such Purchaser was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending on the earlier of (i) immediately following the filing of the Disclosure Document (as defined herein) in accordance with Section 4.1(a) of this Agreement and (ii) immediately prior to the Closing. Notwithstanding the foregoing, (a) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Agreement and (b) in the case of a Purchaser that is affiliated with other funds or investment vehicles or whose investment advisor or sub-advisor that routinely acts on behalf of or pursuant to an understanding with such Purchaser is also an investment advisor or sub-advisor to other funds or investment vehicles, the representation set forth above shall only apply with respect to the personnel of such other funds or investment vehicles or such investment advisor or sub-advisor who had knowledge of the transaction contemplated hereby and not with respect to any personnel who have been effectively walled off by appropriate information barriers.

Other than to other Persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction and the Merger). Each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company or the Public Company in accordance with Section 4.1(a), such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction and the Merger), other than to such Purchaser’s outside attorney, accountant, auditor, investment or other advisor or agent only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

3.11 Brokers; Fees and Expenses.

No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of the Purchaser, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement. The Purchaser acknowledges receipt of the disclosure regarding certain of the Placement Agents set forth on Exhibit E attached hereto.

3.12 Sophisticated Investor

Purchaser is a sophisticated institutional investor and has such knowledge and experience in financial and business matters, and in investing in private placement securities, as to be capable of evaluating the merits and risks of purchasing the Shares.

4. Covenants

4.1 Disclosure of Transactions.

(a) The Company shall ensure that the Public Company will, by 9:00 a.m. (Eastern Time) on the first business day immediately following the Effective Date, file with the SEC a Current Report on Form 8-K (the “Disclosure Document”) disclosing: (i) all material terms of the transactions contemplated by this Agreement, (ii) all material terms of the Merger Agreement, and (iii) all material non-public information pertaining to the Company and the Public Company and their respective operations, to the extent that such information has been provided or made available to any Purchaser prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, no Purchaser shall be in possession of any material, non-public information pertaining to the Company or the Public Company (“MNPI”) received from the Company, the Public Company or any of their respective officers, directors, employees, or agents that is not disclosed in the Disclosure Document unless specifically agreed in writing by such Purchaser. Upon the issuance of the Disclosure Document, the Company acknowledges and agrees that the Purchasers shall have no obligations under this Agreement or any confidentiality agreements with the Company to refrain from trading in securities of the Public Company, except for any lock-up agreement or support agreement entered into by any Purchaser or an affiliate thereof who was a stockholder of the Company prior to the Effective Date and any obligations under applicable securities Laws. Furthermore, for the period between the issuance of the Disclosure Document and the completion of the Closing, the Company shall use its reasonable best efforts not to provide any MNPI to any Purchaser, unless otherwise specifically agreed in writing by such Purchaser, except in the case of MNPI provided to an observer of the Company’s Board of Directors or member of the Company’s Board of Directors who is affiliated with any Purchaser.

(b) Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Purchaser shall disclose the identity of any Purchaser or its affiliates or advisers or include the name of any Purchaser or its affiliates or advisers in any (i) press release, marketing, or similar materials without the prior written consent (including by e-mail) of each of the Company and such Purchaser or (ii) filing with the SEC or any regulatory agency or trading market without the prior written consent (including by e-mail) of each of the Company and such Purchaser, except (A) as required by federal securities laws, rules or regulations (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under regulations of any national securities exchange on which Public Company’s securities are listed for trading, or (C) to the extent the identity of any Purchaser or its affiliates or advisers is already in the public domain, other than in the case of this clause (C), by reason of the Company’s breach of its obligations under this Section 4.1(b), in which case the Company will provide the Purchaser with prior written notice (including by e-mail) of and an opportunity to review such disclosure under this clause (ii).

4.2 Use of Proceeds.

The Company, the Public Company and any other subsidiary of the Public Company will use the proceeds from the sale of the Shares for product development and other working capital and general corporate purposes.

4.3 No Amendment or Waiver of Merger Agreement Terms.

Subject to the following paragraph, the Company shall not amend or waive (or approve an amendment or a waiver requested by Public Company of or fail to contest an action regarding a breach of) any term of the Merger Agreement that would be adverse to the Purchasers between the Effective Date and the Closing without the consent of the Purchasers (the “Purchaser Consent”) who have agreed, in the aggregate, to purchase at least a 55% of the Shares (“Purchaser Majority”); provided that any such adverse amendment or waiver that only has a de minimis impact on the Purchasers in the overall context of the transactions contemplated under this Agreement shall not require Purchaser Consent.

Prior to seeking such consent from the Purchasers, the Company will provide written notice to the Purchasers that such consent is being sought (the “Initial Waiver Notice”). Such Initial Waiver Notice shall identify the nature of the change sought (e.g., whether it is requesting an amendment or a waiver to the Merger Agreement and the party seeking the request), but shall not disclose any material non-public information pertaining to the Company, the Public Company or their respective operations. After the Initial Waiver Notice is received, each Purchaser shall have five business days to elect to receive a full request for Purchaser Consent (the “Final Waiver Notice”), such Final Waiver Notice containing the substance of the waiver or amendment being requested and any other relevant information. If a Purchaser elects to receive the Final Waiver Notice, the Final Waiver Notice shall be sent to such consenting Purchaser (an “Informed Purchaser”) and the approval of the Informed Purchasers who have agreed, in the aggregate, to purchase 55% of the Shares that all Informed Purchasers have agreed, in the aggregate, to purchase will be required to approve the requested amendment or waiver. If no Purchaser has elected to receive the Final Waiver Notice after five business days following delivery of the Initial Waiver Notice, then no consent shall be required under this Section 4.3.

4.4 Further Assurances.

At or prior to Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof.

4.5 No Finder’s Fees.

Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) by reason of an agreement or any other action (or failure to act) by the Purchaser or any of its officers, employees or representatives. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) by reason of an agreement or any other action (or failure to act) by the Company or any of its officers, employees or representatives. All fees owed to the Placement Agents are owed by reason of an agreement of the Company and shall be paid by the Company.

4.6 Form S-4.

On or prior to the Closing Date, the Registration Statement will register the issuance of the Merger Shares issuable upon the closing of the Merger.

4.7 Equal Treatment of Purchasers.

No consideration shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

4.8 Blue Sky Laws.

The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Shares for sale to each Purchaser at the Closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Shares required under applicable securities or “blue sky” laws of the states of the United States following the Closing Date.

4.9 Legend Removal.

The restrictive legends described in Section 3.5(a) shall promptly be removed in connection with the closing of the Merger, and the shares of Public Company Common Stock to be received in the Merger in exchange for the Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever and without restrictive legends.

5. Conditions to the Purchasers’ Obligations at Closing

The obligations of each Purchaser to purchase Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by such Purchaser solely as to itself:

5.1 Representations and Warranties.

The representations and warranties of the Company set forth in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct (i) as of the Effective Date (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement, and (C) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect); provided, however, that the representations and warranties made by the Company in Sections 2.1, 2.2(a), 2.4(a) and 2.7 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct except in the case of Section 2.2(a) where any failure to be true and correct is only a de minimis inaccuracy.

5.2 Performance.

The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

5.3 Compliance Certificate.

The President of the Company shall deliver to the Purchasers at the Closing, a certificate, in a form reasonably acceptable to the Purchaser Majority, certifying that the conditions specified in Sections 5.1, 5.2, 5.4, 5.7, 5.9, and 5.12 have been fulfilled in all respects.

5.4 Qualifications.

All authorizations, approvals or permits, if any, of any governmental entity or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement and the Merger Shares pursuant to the Merger Agreement shall be obtained and effective as of the Closing.

5.5 Opinion of Company Counsel.

The Purchasers shall have received from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, an opinion, dated as of the Closing, in substantially the form of Exhibit D attached to this Agreement.

5.6 Restated Certificate.

The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

5.7 Merger.

All conditions precedent to the consummation of the Merger as set forth in the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Merger Agreement (other than the conditions in Sections 7.2(f) and 7.3(h) of the Merger Agreement and those conditions that may only be satisfied at the consummation of the Merger), but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Merger.

5.8 Registration Statement; Proxy Statement/Prospectus.

The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC or its staff.

5.9 Nasdaq.

Public Company shall have received approval from the Nasdaq Global Market for the continued listing of Public Company Common Stock following the Merger and the listing of the Merger Shares subject to official notice of issuance.

5.10 Secretary’s Certificate.

The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate certifying (i) the certificate of incorporation and bylaws of the Company, (ii) resolutions of the Board of Directors of the Company approving this Agreement and the transactions contemplated under this Agreement, (iii) resolutions of the stockholders of the Company approving the Restated Certificate and (iv) as to a certificate evidencing the good standing of the Company in Delaware issued by the Secretary of State of Delaware, as of a date within five business days of the Closing Date.

5.11 Proceedings and Documents.

All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested.

5.12 Public Company Net Cash

Public Company Net Cash (as defined in the Merger Agreement) shall have been finally determined in accordance with the Merger Agreement and shall be equal to at least seventy-five million dollars ($75,000,000).

5.13 No Injunctions.

No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting any of the transactions contemplated by this Agreement.

5.14 Financing Amount.

The Company shall receive at Closing at least 80% of the Financing Amount (the “Required Financing Amount”); provided that if the Company receives at Closing less than 100% of the Financing Amount, then each Purchaser participating in the Closing may elect to reduce the number of Shares it is purchasing (“Ownership Reduction Election”) so that such Purchaser’s percentage ownership of the Company’s outstanding capital stock immediately following the Closing and the consummation of the Merger (“Post-Closing Ownership”) is equal to the Post-Closing Ownership such Purchaser would have held had the Company received 100% of the Financing Amount at the Closing. For the avoidance of doubt, the Ownership Reduction Elections shall not be taken into account when determining whether the Required Financing Amount has been received for purposes of this Section 5.14.

6. Conditions of the Company’s Obligations at Closing

The obligations of the Company to sell Shares to the Purchasers at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

6.1 Representations and Warranties.

The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all material respects as of the Closing.

6.2 Performance.

Each Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

6.3 Qualifications.

All authorizations, approvals or permits, if any, of any governmental entity or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

6.4 Merger.

All conditions precedent to the consummation of the Merger as set forth in the Merger Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Merger Agreement (other than the conditions in Sections 7.2(f) and 7.3(h) of the Merger Agreement and those conditions that may only be satisfied at the consummation of the Merger, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Merger).

6.5 No Injunctions.

No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting any of the transactions contemplated by this Agreement.

6.6 Financing Amount.

The Company shall receive at Closing at least 80% of the Financing Amount, subject to any Ownership Reduction Elections set out in section 5.14.

7. Miscellaneous

7.1 Survival of Representations, Warranties and Covenants.

Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company. The covenants of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive until the date that is one year following the Closing Date (unless terminated earlier per its terms).

7.2 Termination.

This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the Company and the Purchaser Majority to terminate this Agreement, or (iii) if, on the Closing Date, any of the conditions set forth in Sections 5 and 6 of this Agreement have not been satisfied or waived as of the time required pursuant to this Agreement to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (iv) the date six months from the Effective Date (the “Outside Date”).

7.3 Successors and Assigns.

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law.

This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

7.5 Titles and Subtitles.

The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.6 Notices.

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given and received upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day, in each case without any rejection notice having been received; (iii) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; (iv) two (2) business days after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt; or (v) three (3) business days after deposit with an internationally recognized expedited delivery services company, freight prepaid for delivery to a non-U.S. address, specifying next available business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 7.6. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304, Attention: Tony Jeffries, and if notice is given to the Purchasers, a copy (which shall not constitute notice) shall also be given to Gibson, Dunn & Crutcher LLP, 555 Mission Street, Suite 3000, San Francisco, CA 94105, Attention: Ryan Murr.

7.7 Fees and Expenses.

The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses, provided that, at the Closing, the Company shall pay the reasonable fees and expenses of one counsel to funds managed by Fairmount Funds Management LLC and Venrock Healthcare Capital Partners, up to a maximum of $200,000.

7.8 Amendments and Waivers.

Any term of this Agreement may be amended or waived only with the written consent of the Company and the Purchaser Majority; provided, however, that the Company and all Purchasers must consent to any increase in the Applicable Purchase Price, a change to the aggregate Financing Amount (other than as contemplated in Section 5.14), a change in the type of security to be issued to the Purchasers at Closing, the Outside Date or the amendment or waiver of any of the closing conditions set forth in Sections 5.1, 5.8, 5.9, 5.12 or 5.14, provided that any Purchaser may waive such provisions with respect to such Purchaser. Moreover, this Agreement shall not be amended, nor any provision hereof terminated or waived in any manner that disproportionately and materially adversely affects any Purchaser in a manner differently than other Purchasers without the consent of such adversely and disproportionately treated Purchaser.

7.9 Severability.

The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.10 Delays or Omissions.

No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.11 Entire Agreement.

This Agreement (including the Exhibits hereto), the Merger Agreement and exhibits thereto and the Third Amended and Restated Certificate of Incorporation, as amended by the Restated Certificate, constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person other than as expressly set forth herein.

7.12 Interpretation.

When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Where this Agreement refers to information that was “made available”, that means that such information was either (i) provided directly to the Purchasers by the other party, with confirmation of receipt or (ii) included in the virtual data rooms established by the Company created for the purposes of providing information to the other party in connection with this Agreement at least three business days prior to the execution and delivery of this Agreement. When used in the agreement, “person” shall mean any natural person, corporation, exempted company, limited liability company, partnership, exempted limited partnership, association, trust or other entity, including a Governmental Entity, as applicable. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Material Adverse Effect as defined in this Agreement.

7.13 Corporate Securities Law.

THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

7.14 Submission to Jurisdiction.

Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating any Relevant Matter, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.6. Nothing in this Section 7.14, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

7.15 WAIVER OF JURY TRIAL.

EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.16 No Commitment for Additional Financing.

The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the Effective Date shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

7.17 Waiver of Conflicts.

Each party to this Agreement acknowledges that Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, has in the past performed and may continue to perform legal services for certain of the Purchasers in matters unrelated to the transactions described in this Agreement, including the representation of such Purchasers in venture capital financings and other matters. Accordingly, each party to this Agreement hereby (i) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (ii) gives its informed consent to Wilson Sonsini Goodrich & Rosati, P.C.’s representation of certain of the Purchasers in such unrelated matters and to Wilson Sonsini Goodrich & Rosati, P.C.’s representation of the Company in connection with this Agreement and the transactions contemplated hereby. The foregoing is not applicable to Citadel CEMF Investments Ltd.

7.18 Exculpation of Placement Agents.

Each Purchaser hereto agrees for the express benefit of each of the Placement Agents, their Affiliates and their representatives that (i) the Placement Agents are acting solely as placement agents of the Company in connection with the transactions contemplated hereby and are not acting as underwriters, initial purchasers, dealers or in any other such capacity and are not and shall not be construed as fiduciaries for any Purchaser, the Company or any other person or entity in connection with the transactions contemplated hereby, (ii) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the transactions contemplated hereby, (iii) no Placement Agent will have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity that is not a director, officer, employee or agent of the Placement Agent under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the financial condition, business, or any other matter concerning the Company or the transactions contemplated hereby, (iv) the Placement Agents, their Affiliates and their representatives may rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (v) the Placement Agents may rely on the representations and warranties made by Purchaser to the Company in Section 3 this Agreement.

7.19 Counterparts.

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(Signature page follows)

Exhibit 10.1

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

IMARA INC.

and

[                    ]

Dated as of [•]

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Imara Inc. a Delaware corporation (“Public Company”), and [•], as initial Rights Agent (as defined herein).

PREAMBLE

WHEREAS, Public Company, Iguana Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Public Company (“Merger Sub”), and Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”), have entered into an Agreement and Plan of Merger, dated as of October 13, 2022 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Merger Partner (the “Merger”), with Merger Partner surviving the Merger as a wholly-owned subsidiary of Public Company (the “Surviving Corporation”);

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Public Company has agreed to provide to the Holders (as defined herein), who shall initially be Persons who are stockholders of Public Company as of the close of business on the last Business Day prior to the day on which the Effective Time occurs, contingent value rights as hereinafter described, by way of a dividend or distribution consistent with the Merger Agreement; and

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Public Company and to make this Agreement a valid and binding agreement of Public Company, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, Holders of at least 25% of the outstanding CVRs as set forth on the CVR Register.

“Asset Purchase Agreement” means the certain Asset Purchase Agreement by and between Public Company and Cardurion Pharmaceuticals, Inc., dated as of September 6, 2022.

“Assignee” has the meaning set forth in Section 7.5

“Calendar Quarter” means the successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30, or December 31, in each case, during the CVR Period.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to this Agreement.

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“CVR Payment” means the CVR Proceeds for a given payment.

“CVR Period” means the period beginning immediately following the Effective Time and ending on the fifteenth anniversary of the Closing Date.

“CVR Proceeds” means the amount of Gross Proceeds received by Public Company, less the applicable accrued but unsatisfied and reasonably documented Permitted Deductions, in each case as calculated in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Public Company’s then most recent year-end financial statements.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Gross Proceeds” means a cash milestone payment or any other cash payment actually paid to Public Company during the CVR Period (a) pursuant to the Asset Purchase Agreement or (b) pursuant to any Legacy Asset Disposition Agreement (as defined in the Merger Agreement) that was entered into in compliance with the terms of the Merger Agreement.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(f).

“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Public Company, in their respective official capacities.

“Permitted Deductions” means the following, without duplication:

(a) any applicable Taxes (including any applicable value added or sales taxes) imposed on the Gross Proceeds and payable by Public Company or any of its Affiliates and any income or other Taxes payable by Public Company or any of its Affiliates that would not have been incurred by Public Company or its Affiliates for the taxable year of receipt or accrual of the Gross Proceeds but for the Gross Proceeds having been received or accrued by Public Company or its Affiliates; provided that, for purposes of calculating income Taxes incurred by Public Company and its Affiliates with respect to Gross Proceeds, any such income Taxes shall be computed (i) after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) actually available to Public Company or its Affiliates (owned prior to the Merger) (and not, for the avoidance of doubt, the Surviving Corporation) as of the Closing Date, (A) to the maximum extent permitted by law to offset such Gross Proceeds after taking into account any limits on the usability of such attributes, including under Section 382 or other applicable provisions of the Code or similar state, local, or other Tax laws, and (B) as reasonably determined by a nationally recognized tax advisor, and (ii) assuming for this purpose that the only items of gross income of Public Company and its Affiliates after the Closing Date are the Gross Proceeds (and that the Gross Proceeds are includable in the income of Public Company or any of its Affiliates no later than the taxable year that includes the corresponding CVR Payment and taxable at the highest U.S. federal, state, local or other income Tax rate applicable to the Public Company and its Affiliates for such year);

(b) any Loss (as defined below) incurred, suffered, sustained, or paid by Public Company or any of its Affiliates arising out of, related to, or in connection with this Agreement (other than as a result of Public Company’s failure to comply with the terms of this Agreement or as a result of Public Company’s negligence or willful misconduct with respect to the performance of this Agreement, occurring after the Effective Time), the Asset Purchase Agreement, any Legacy Asset Disposition Agreement or any of the transactions contemplated thereby, including (i) in respect of its performance of this Agreement, the Asset Purchase Agreement, or any Legacy Asset Disposition Agreement, and (ii) any indemnification obligations set forth in the Asset Purchase Agreement or any Legacy Asset Disposition Agreement; and

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(c) any Liabilities that should have been, but were not, deducted from Public Company Net Cash pursuant to parts (1) through (4) of clause (B) of such definition, but only if the aggregate amount of such Liabilities exceeds three hundred and seventy-five thousand dollars ($375,000) (such amount, the “Threshold”), and once such amount exceeds the Threshold, the entire amount of such Liabilities shall be counted in the deduction pursuant to this clause (c), including all those amounts that comprised any portion of the Threshold.

“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company (“DTC”); (vii) to Public Company or its Affiliates; or (viii) as provided in Section 2.6.

“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs shall be issued and distributed by Public Company in the form of a dividend, in connection with the Merger, to the Persons who, as of the close of business on the last Business Day prior to the day on which the Effective Time occurs, are stockholders of Public Company.

(b) Public Company hereby appoints the Rights Agent to act as rights agent for Public Company in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.

A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

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Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the holders of shares of Public Company Common Stock held immediately prior to Closing.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer, is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Public Company, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Public Company shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) On the later of the date that is (i) fifteen (15) months following the Closing (as defined in the Asset Purchase Agreement), and (ii) forty-five (45) days following the end of any Calendar Quarter in which Gross Proceeds are actually received by the Public Company (each a “Payment Deadline”), Public Company shall (i) deliver to the Rights Agent, a certificate (each, a “CVR Certificate”) certifying to and specifying in reasonable detail the aggregate amount of (A) the Gross Proceeds received by Public Company or its Affiliates during such Calendar Quarter (or such earlier period, as applicable); (B) the CVR Proceeds for such Calendar Quarter (or such earlier period, as applicable), including the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds, and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the aggregate CVR Payment (if any) by wire transfer of immediately available funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt, Public Company shall have no further liability in respect of the relevant CVR Payment (or the applicable Gross Proceeds or CVR Proceeds) upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Public Company’s obligations set forth in this Section 2.4(a).

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(b) For U.S. federal income and other applicable Tax purposes, the parties hereto agree to treat (i) the issuance of the CVRs as a distribution of property (and not debt or equity of Public Company) by Public Company to the stockholders of Public Company governed by Section 301 of the Code and (ii) the amount of any CVR Payment as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by the Public Company in respect of Public Company stock (collectively, the “Intended Tax Treatment”). Consistent with the Intended Tax Treatment, Public Company will send, or cause to be sent, IRS Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Public Company’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. The parties hereto will not take any position contrary to the Intended Tax Treatment on any Tax Return or for other Tax purposes, except as may be required by a change in applicable Law or pursuant to a final “determination” within the meaning of Section 1313(a) of the Code, in each case, after the date hereof. Public Company will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Public Company will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.

(c) Public Company and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and timely and properly remitted to the applicable taxing authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an Internal Revenue Service (“IRS”) Form W-9 or appropriate IRS Form W-8, as applicable, in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

(d) Any portion of a CVR Payment that remains undistributed to the Holders at such time as such portion could be properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar applicable Law (including by means of invalid addresses on the CVR Register) will be delivered by the Rights Agent to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent), who shall be permitted to permanently retain such amounts and each of the applicable Holders will thereafter irrevocably forfeit any rights to such amounts.

Section 2.5 No Voting, Dividends or Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Public Company or any of its Affiliates (including in the Surviving Corporation). The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Public Company or any of its Subsidiaries or of the Surviving Corporation.

(c) By voting in favor of the adoption of the Merger Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger and receiving the benefits thereof, including the receipt of CVRs in connection therewith and any consideration payable in connection with the CVRs, each Holder hereby acknowledges and agrees that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Public Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder

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acknowledges that it is highly possible that there will not be any Gross Proceeds that may be the subject of a CVR Payment. It is further acknowledged and agreed that neither Public Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(c) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent) without consideration or compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Public Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Public Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.7 No Obligations of Public Company.

Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (A) Public Company and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Public Company and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Public Company and its Affiliates and its and their stockholders, rather than the interest of the Holders (except that Public Company shall use commercially reasonable efforts to collect amounts actually due and payable under the Asset Purchase Agreement or any Legacy Asset Disposition Agreement), (B) none of Public Company or any of its Affiliates shall have any obligation to own, operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of their business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Legacy Asset Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (C) none of Public Company or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the CVR’s. Public Company shall not amend the Asset Purchase Agreement or any Legacy Asset Disposition Agreement in a manner adverse to the Holders without the consent of the Majority of Holders.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the fraud, willful misconduct, bad faith, intentional breach, or gross negligence of the Rights Agent or any of its Affiliates or its or their respective directors, officers, employees, agents, advisors, or other representatives (collectively, “Rights Agent Persons”) (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Public Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

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(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company or the Surviving Corporation. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Public Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Public Company.

(c) The Rights Agent may engage and consult with nationally recognized counsel of its selection, and the reasonable and good faith advice or opinion of such counsel will, in the absence of fraud, willful misconduct, bad faith, intentional breach, or gross negligence (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of any Rights Agent Person, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(d) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(e) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(f) Public Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any claim, loss, liability, damage, deficiency, Tax, judgment, award, settlement, fine, penalty, interest, fee, cost, or expense, including fees, costs, or expenses of attorneys, accountants, financial advisors, brokers, finders, consultants, and other professionals (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of, related to, or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of, related to, or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from any fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(g) In addition to the indemnification provided under Section 3.2(g), Public Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Public Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Public Company will have no obligation to pay the fees of the

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Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Public Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(h) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(i) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Public Company or the Surviving Corporation resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(k) Public Company shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(l) Without limiting the usage of terms defined in this Agreement or in the Merger Agreement, the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Public Company only.

(m) The Rights Agent shall act hereunder solely as agent for Public Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Public Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company.

(n) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any Law or any interpretation of the same even though such Law may thereafter have been altered, changed, amended or repealed.

(o) The Rights Agent shall not be liable or responsible for any failure of Public Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable Law.

(p) The obligations of Public Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

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Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Public Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Public Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Public Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Public Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Public Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Public Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Public Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Public Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Public Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Public Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Public Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Public Company will furnish or cause to be furnished to the Rights Agent, in such form as Public Company receives from Public Company’s transfer agent (or other agent performing similar services for Public Company), the names and addresses of the initial Holders within fifteen (15) Business Days following the Closing Date.

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Section 4.2 Books and Records. Until the end of the CVR Period, Public Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments payable hereunder (including the calculation of the Permitted Deductions) in accordance with the terms specified in this Agreement.

Section 4.3 Audits. Subject to reasonable advance written notice from the Acting Holders and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the Acting Holders (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the Acting Holders from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, Public Company shall permit the Acting Holders and the Accountant, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of Public Company as may be reasonably necessary to audit the calculation of any CVR Payment and the Permitted Deductions. Notwithstanding anything in this Agreement to the contrary, in no event shall Public Company be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party pursuant to this Agreement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Public Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders,

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Public Company and the assumption of any such successor of the covenants of Public Company outlined herein in a transaction contemplated by Section 6.1;

(iii) as Public Company may reasonably determine to be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(iv) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(v) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Public Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(vi) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company complies with applicable Law; or

(vii) as Public Company may reasonably determine to facilitate the administration or performance of obligations under this Agreement and does not adversely affect the Holders.

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(b) Promptly after the execution by Public Company of any amendment pursuant to this Section 5.1, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Public Company without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Majority of Holders, Public Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Public Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Public Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Public Company May Not Consolidate, Etc. Public Company shall not consolidate with or merge into any other Person or convey, transfer or lease its all or substantially all of its properties and assets to any Person or transfer all or substantially all of its business to any Person, unless:

(a) the Person formed by such consolidation or into which Public Company is merged, the Person that acquires the properties and assets of Public Company substantially as an entirety or the Person that acquires by conveyance or transfer, or that leases, the Public Company substantially as an entirety (the “Surviving Person”) shall assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Public Company to be performed or observed; and

(b) Public Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted.

Upon any consolidation of or merger by Public Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Public Company under this Agreement with the same effect as if the Surviving Person had been named as Public Company herein.

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ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Public Company.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[•]

if to Public Company, to:

[•]

Email: [•]

with a copy, which shall not constitute notice, to:

[•]

Attention: [•]

Email: [•]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Public Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

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Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Public Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Public Company’s prior written consent. Public Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Public Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Public Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders and/or Acting Holders, in accordance with this agreement and as the case may be, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of, related to, or in connection with this Agreement or the CVRs or the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

Section 7.8 Jurisdiction.

Each of the parties to this Agreement (and by accepting the CVRs the Holders), (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of, related to, or in connection with any Relevant Matter, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of, related to, or in connection with any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1 or Section 7.2 of this Agreement. Nothing in this Section7.8, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

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Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO (AND BY ACCEPTING THE CVR’S, THE HOLDERS) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH ANY RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Public Company.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earlier to occur of payment to Public Company of the last milestone or other consideration under the Asset Purchase Agreement or Legacy Asset Disposition Agreement, as applicable, and (ii) expiration of the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 7.13 Force Majeure.

Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Public Company or any of its Subsidiaries (except as it relates to the obligations of the Surviving Corporation under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

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Section 7.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Public Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Public Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(e) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

IMARA INC.

By:
Name:
Title:

[AGENT]

By:
Name:
Title:

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Exhibit 10.2

FORM OF ENLIVEN THERAPEUTICS, INC. SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”), Imara Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Merger Partner.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Public Company, Merger Partner and Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner surviving the merger as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Merger Partner Capital Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Public Company to enter into the Merger Agreement, Public Company has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Merger Partner Capital Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Merger Partner Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order,

1

or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Public Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as contemplated by or related to the Enliven Therapeutics, Inc. Second Amended and Restated Voting Agreement, dated December 14, 2020 (the “Voting Agreement”, and together with Enliven Therapeutics, Inc. Second Amended and Restated Investors’ Rights Agreement, dated December 14, 2020, and Enliven Therapeutics, Inc. Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated December 14, 2020, the “Shareholder Agreements”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Merger Partner Voting Proposal.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) with the prior consent of Public Company (not to be unreasonably withheld, conditioned, or delayed), (ii) by will or other testamentary document or by intestacy, (iii) to any Affiliate of Stockholder or any investment fund or other entity controlled or managed by the Stockholder or a controlling Affiliate of Stockholder, (iv) to any member of the Stockholder’s immediate family, (v) by operation of law, or (vi) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for tax or estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Public Company and Merger Partner a support agreement substantially similar to this Agreement upon consummation of such Transfer.

3. No Obligation to Exercise. Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Merger Partner Capital Stock.

4. Agreement to Vote Shares. The Stockholder covenants to Public Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Merger Partner, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Merger Partner, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Merger Partner Voting Proposal and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 4.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(d) The Stockholder hereby waives and agrees not to exercise any rights of appraisal or any dissenters’ rights (including under Section 262 of the DGCL) that the Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

5. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Merger Partner. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Merger Partner.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Public Company and Merger Partner to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Public Company or Merger Partner reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments and obligations under this Agreement.

7. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 4 at any applicable meeting of the stockholders of Merger Partner or pursuant to any applicable written consent of the stockholders of Merger Partner, the Stockholder shall, solely with respect to the matters described in Section 4, be deemed to have irrevocably granted to, and appointed, Public Company, and any individual designated in writing by Public Company, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Merger Partner stockholders or at any meeting of the Merger Partner stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 4 of this Agreement. Public Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement. For the avoidance of doubt, this Agreement does not, and is not an agreement to, revoke or otherwise terminate any proxy granted by the Stockholder pursuant to the Voting Agreement.

8. Representations and Warranties.

(a) Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Public Company as follows:

i.

(i) The Stockholder is the beneficial or record owner of the shares of Merger Partner Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 4 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens (other than any Liens that may exist pursuant to the Shareholder Agreements or applicable securities laws); and (ii) the Stockholder does not beneficially own any securities of Merger Partner other than the shares of Merger Partner Capital Stock and rights to purchase shares of Merger Partner Capital Stock set forth in Appendix A.

ii.

Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement and the Voting Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

iii.

This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

iv.

The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Public Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

v.

The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

vi.

With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

vii.

Neither the Stockholder nor any of its Representatives or Affiliates (excluding, for the avoidance of doubt, Merger Partner) has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Public Company, Merger Partner, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

(b) Representations of the Merger Partner. The Merger Partner hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Partner; and (d) this Agreement constitutes a legal, valid and binding obligation of the Merger Partner, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

(c) Representations of the Public Company. The Public Company hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Public Company; and (d) this Agreement constitutes a legal, valid and binding obligation of the Public Company, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time, (c) the date of any modification or amendment to, or waiver of any provision of, the Merger Agreement that is effected without Stockholder’s prior written consent and that (i) decreases the Public Company Common Stock issuable in respect of Merger Partner Common Stock, whether by adjustment to the Exchange Ratio, the Merger Partner Allocation Percentage, the Merger Partner Valuation or otherwise or changes the form of consideration payable in respect of the Merger Partner Common Stock, (ii) it otherwise materially adverse to Stockholder, or (d) the date a Public Company Board Recommendation Change or a Merger Partner Board Recommendation Change is made (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto. In the event Merger Partner agrees to amend or waive the terms and conditions of any Support Agreement it has entered into with any other stockholder of the Public Company, the result of which would make the terms and conditions of such Support Agreement more favorable to such stockholder than the terms and conditions hereof are to the Stockholder, then the Merger Partner and Public Company will offer to amend or waive the terms and conditions of this Agreement so they are no less favorable to the Stockholder than the terms and conditions of such other Support Agreement are to such other stockholder.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, the “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto or to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Merger Partner has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Merger Partner, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Merger Partner and Public Company, except (i) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Merger Partner and Public Company to the extent practicable or (ii) for any amendments to the Schedule 13D of the Stockholder required by virtue of this Agreement.

(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(n) Compliance with Governmental Entities. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Date a Governmental Entity enters an order restraining, enjoining or otherwise prohibiting the Stockholder from taking any action pursuant to Section 4 of this Agreement, then the obligations of the Stockholder set forth in Section 4 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits the Stockholder from taking any such action.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER:

[•]

By:
Title:

PUBLIC COMPANY:

[•]

By:
Title:

[STOCKHOLDER], in his/her/its capacity as the Stockholder:

Signature: _______________________________

Address:
_______________________
_______________________
_______________________

Exhibit 10.3

FORM OF IMARA INC. SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Enliven Therapeutics, Inc. a Delaware corporation (“Merger Partner”), Imara Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Public Company.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Public Company, Merger Partner and Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner surviving the merger as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Public Company Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Merger Partner to enter into the Merger Agreement, Merger Partner has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Public Company Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Public Company Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order,

1

or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Merger Partner as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Required Public Company Voting Proposal and the Other Public Company Voting Proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) with the prior consent of Merger Partner (not to be unreasonably withheld, conditioned, or delayed), (ii) by will or other testamentary document or by intestacy, (iii) to any Affiliate of Stockholder or investment fund or other entity controlled or managed by the Stockholder or a controlling Affiliate of Stockholder, (iv) to any member of the Stockholder’s immediate family, (v) by operation of law, or (vi) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for tax or estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Public Company and Merger Partner a support agreement substantially similar to this Agreement upon consummation of such Transfer.

3. No Obligation to Exercise. Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Public Company Common Stock.

4. Agreement to Vote Shares. The Stockholder covenants to Merger Partner as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Public Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Public Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Required Public Company Voting Proposals and the Other Public Company Voting Proposals and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 4.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

5. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Public Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Public Company.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Public Company and Merger Partner to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Public Company or Merger Partner reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments and obligations under this Agreement.

7. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 4 at any applicable meeting of the stockholders of Public Company or pursuant to any applicable written consent of the stockholders of Public Company, the Stockholder shall, solely with respect to the matters described in Section 4, be deemed to have irrevocably granted to, and appointed, Merger Partner, and any individual designated in writing by Merger Partner, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Public Company stockholders or at any meeting of the Public Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 4 of this Agreement. Merger Partner agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

8. [Intentionally Omitted].

9. Representations and Warranties.

(a) Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Merger Partner as follows:

i.

(i) The Stockholder is the beneficial or record owner of the shares of Public Company Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 4 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Public Company other than the shares of Public Company Common Stock and rights to purchase shares of Public Company Common Stock set forth in Appendix A.

ii.

Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

iii.

This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

iv.

The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Merger Partner is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

v.

The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

vi.

With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

vii.

Neither the Stockholder nor any of its Representatives or Affiliates (excluding, for the avoidance of doubt, the Public Company) has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Public Company, Merger Partner, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

(b) Representations of the Merger Partner. The Merger Partner hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Partner; and (d) this Agreement constitutes a legal, valid and binding obligation of the Merger Partner, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

(c) Representations of the Public Company. The Public Company hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Public Company; and (d) this Agreement constitutes a legal, valid and binding obligation of the Public Company, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time, (c) the date of any modification or amendment to, or waiver of any provision of, the Merger Agreement that is effected without Stockholder’s prior written consent and that (i) increases the Public Company Common Stock issuable in respect of Merger Partner Common Stock, whether by adjustment to the Exchange Ratio, the Merger Partner Allocation Percentage, the Merger Partner Valuation or otherwise or changes the form of consideration payable in respect of the Merger Partner Common Stock or (ii) is otherwise materially adverse to the Stockholder or (d) the date a Public Company Board Recommendation Change or a Merger Partner Board Recommendation Change is made (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement.

11. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto. In the event Merger Partner agrees to amend or waive the terms and conditions of any Support Agreement it has entered into with any other stockholder of the Public Company, the result of which would make the terms and conditions of such Support Agreement more favorable to such stockholder than the terms and conditions hereof are to the Stockholder, then the Merger Partner and Public Company will offer to amend or waive the terms and conditions of this Agreement so they are no less favorable to the Stockholder than the terms and conditions of such other Support Agreement are to such other stockholder.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, the “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11(j). Nothing in this Section 11(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Public Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Public Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Merger Partner and Public Company, except (i) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Merger Partner and Public Company to the extent practicable or (ii) for any amendments to the Schedule 13D of the Stockholder required by virtue of this Agreement.

(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(n) Compliance with Governmental Entities. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Date a Governmental Entity enters an order restraining, enjoining or otherwise prohibiting the Stockholder from taking any action pursuant to Section 4 of this Agreement, then the obligations of the Stockholder set forth in Section 4 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits the Stockholder from taking any such action.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER:

ENLIVEN THERAPEUTICS, INC.

By:
Title:

PUBLIC COMPANY:

IMARA INC.

By:
Title:

, in his/her capacity as the Stockholder:

Signature: _______________________________

Address:

Exhibit 10.4

FORM OF LOCK-UP AGREEMENT

[•], 2022

Imara Inc.

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Imara Inc., a Delaware corporation (“Public Company”), has entered into an Agreement and Plan of Merger, dated as of October 13, 2022 (as the same may be amended from time to time, the “Merger Agreement”) with Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company, and Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to Public Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Public Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Public Company Common Stock or any securities convertible into or exercisable or exchangeable for Public Company Common Stock (including without limitation, Public Company Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Public Company which may be issued upon exercise or vesting, as applicable, of an option, warrant, restricted stock award or restricted stock unit, in each case to purchase, receive in the future or otherwise acquire Public Company Common Stock (collectively, “Public Company Equity Rights”)) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Public Company Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Public Company Common Stock or Public Company Equity Rights (other than (i) such rights set forth in the Merger Agreement and (ii) the exercise of piggyback registration rights in connection with any secondary underwritten public offering of the Public Company Common Stock); or

1

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that control or manage, are under common control or management with, or are controlled or managed by the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by or under common control with such manager or managing member or general partner or management company as the undersigned), (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Public Company a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Public Company Common Stock or Public Company Equity Rights;

(b) the exercise or settlement of any Public Company Equity Rights (including a net or cashless exercise), and any related transfer of shares of Public Company Common Stock to Public Company for the purpose of paying the exercise price of such Public Company Equity Rights or for paying taxes (including estimated taxes or tax withholding obligations) due as a result of such exercise; provided that, for the avoidance of doubt, the underlying shares of Public Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Public Company Common Stock; provided that such plan does not provide for any transfers of Public Company Common Stock during the Restricted Period;

(d) transfers by the undersigned of shares of Public Company Common Stock purchased by the undersigned on the open market or in a public offering by Public Company, in each case following the date of the Merger Agreement;

(e) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Public Company’s capital stock involving a change of control of Public Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(f) pursuant to an order of a court or regulatory agency;

(g) any shares of Public Company Common Stock issued pursuant to the Merger Agreement in respect of shares of Merger Partner, if any, purchased from the Merger Partner in the Financing; or

(h) consented to by the Merger Partner.

and provided, further, that, with respect to each of (a), (b), and (c), above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (x) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (y) in respect of a required filing under the Exchange Act in connection with the exercise or the net settlement of any Public Company Equity Right, settled in Public Company Common Stock, that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Public Company prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Public Company. In furtherance of the foregoing, the undersigned agrees that Public Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Public Company may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Public Company Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, this Lock-Up Agreement will automatically terminate, and the undersigned shall be released from all of his, her or its obligations under this Lock-Up Agreement. The undersigned understands that Public Company is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement. This Lock-Up Agreement will automatically terminate, and the undersigned will be released from all of his, her or its obligations hereunder, upon the date that is six (6) months after the date of the Merger Agreement in the event that transactions contemplated by the Merger Agreement have not been consummated by such date.

Any and all remedies herein expressly conferred upon Public Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Public Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Public Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Public Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Public Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Public Company with respect thereto.

In the event that any holder of Public Company’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Public Company to sell or otherwise transfer or dispose of shares of Public Company Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Public Company Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Public Company Common Stock held by such holder on the date of such release or waiver that are subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Public Company to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Public Company Common Stock in an aggregate amount in excess of 1% of the number of shares of Public Company Common Stock originally subject to a substantially similar agreement. The Public Company shall notify the undersigned within two (2) business days prior to the effective date of a release of any holder of Public Company Common Stock of such holder’s obligations under a lock-up or substantially similar agreement that gives rise to a Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Public Company will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Public Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by Imara Inc.:

By:
Name: Rahul Ballal
Title: President and Chief Executive Officer

[Signature Page to Lock-Up Agreement]

Exhibit 99.1

Enliven Therapeutics and Imara Announce Merger Agreement

•	Merger to create Nasdaq-listed, clinical-stage biopharmaceutical company focused on advancing Enliven’s portfolio of precision oncology programs

•	Combined company is expected to have a cash balance of approximately $300 million at close, which is expected to provide cash runway through multiple clinical milestones and into early 2026

•

Planned concurrent financing of approximately $165 million co-led by new investors Fairmount and Venrock Healthcare Capital Partners, with participation from additional new investors including Fidelity Management & Research Company, RA Capital Management, Frazier Life Sciences and Commodore Capital and support from all existing Enliven investors

•	Companies to host conference call today at 5:00 pm E.T.

Boulder, CO and Boston, MA – October 13, 2022 – Enliven Therapeutics, Inc. (Enliven), a clinical-stage precision oncology company focused on the discovery and development of next-generation small molecule kinase inhibitors, and Imara Inc. (Nasdaq: IMRA) (Imara) today announced that they have entered into a definitive merger agreement to combine the companies in an all-stock transaction. The combined company will focus on advancing Enliven’s pipeline of precision oncology product candidates. Enliven is advancing two parallel lead product candidates: ELVN-001, a highly selective small molecule BCR-ABL inhibitor designed to address the challenges that limit the efficacy, tolerability and convenience of currently available adenosine triphosphate (ATP)-competitive tyrosine kinase inhibitors (TKIs) in the treatment of chronic myeloid leukemia (CML), and ELVN-002, a potent, selective and irreversible HER2 and pan-HER2 mutant kinase inhibitor for the treatment of HER2 mutant lung cancer and other HER2-driven tumor types. Upon completion of the merger, which is subject to approval by Imara’s and Enliven’s stockholders, the combined company is expected to operate under the name Enliven Therapeutics, Inc. and trade on the Nasdaq Global Select Market under the ticker symbol ELVN.

In support of the merger, Enliven also intends to raise approximately $165 million in a concurrent private financing co-led by new investors Fairmount and Venrock Healthcare Capital Partners, with participation from additional new investors, which include Fidelity Management & Research Company, RA Capital Management, Frazier Life Sciences and Commodore Capital. All of Enliven’s existing investors will participate in the financing, including OrbiMed, 5AM Ventures, Surveyor Capital (a Citadel company), Cormorant Asset Management, Roche Venture Fund, Sheatree Capital, Boxer Capital, Logos Capital and Janus Henderson Investors. The financing was oversubscribed and new investor allocations account for over 60% of the total size of the financing, which is expected to close immediately prior to the completion of the merger.

With the cash expected from both companies at closing and the proceeds of the planned concurrent financing, the combined company is currently expected to have approximately $300 million of cash and cash equivalents at closing, after transaction expenses. The cash resources are expected to be used to advance Enliven’s pipeline through multiple clinical milestones and provide runway into early 2026. The merger and financing are expected to close in the first quarter of 2023, subject to stockholder approval of both companies, the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission (SEC) to register the shares of Imara common stock to be issued in connection with the merger, and the satisfaction of customary closing conditions.

“We are excited to announce this merger with Imara, which comes at a pivotal moment for Enliven. We recently initiated our Phase 1 clinical trial for ELVN-001, which is being evaluated in adults with CML, and expect to file our IND for ELVN-002 by the end of the year. We expect this transaction to provide Enliven with capital to fund us through multiple key milestones and allow us to explore the potential of our pipeline. We look forward to helping people with cancer to not only live longer, but live better,” said Sam Kintz, MBA, Enliven’s Co-founder and Chief Executive Officer.

“Following an extensive and thoughtful review of several strategic alternatives, it became clear that the proposed merger with Enliven was a compelling option for our stockholders,” said Rahul Ballal, Ph.D., President and Chief Executive Officer of Imara. “Enliven has a differentiated pipeline, an experienced team and we expect the combined company to be well financed by top-tier investors to execute on its clinical mission. We look forward to the company’s continued progress in the clinic.”

About Enliven’s Precision Oncology Portfolio

Enliven is a clinical-stage precision oncology company focused on the discovery and development of potentially best-in-class or first-in-class precision oncology therapies. Enliven’s programs are designed to address issues such as tolerability, combinability, resistance and disease escape through brain metastases. Enliven is advancing two parallel lead product candidates:

ELVN-001: Enliven’s most advanced candidate, ELVN-001, is a potent, highly selective, small molecule kinase inhibitor designed to specifically target the BCR-ABL gene fusion, the oncogenic driver for patients with CML. Although the approval of BCR-ABL TKIs has improved the life expectancy of patients with CML significantly, tolerability, safety, resistance and patient convenience concerns have become more prominent as patients can now expect to live on therapy for decades. These issues can result in the loss of molecular response and disease progression for many patients and drive approximately 20% of patients to switch therapy within the first year and approximately 40% to switch in the first 5 years. Enliven’s preclinical studies showed that ELVN-001 does not meaningfully interfere with the activity of kinases that we believe limit efficacy and tolerability of approved ATP-competitive TKIs. Additionally, given ELVN-001’s mechanism of action, it potentially represents a complementary option to allosteric BCR-ABL inhibitors, which may play an increasingly important role in the standard of care. ELVN-001 was also designed to be efficacious against the T315I mutation, the most common BCR-ABL mutation, which confers resistance to nearly all approved TKIs. Importantly, ELVN-001 was designed to be a more attractive option for patients with comorbidities, on concomitant medications or desiring more freedom from stringent administration requirements. ELVN-001 is currently being evaluated in a Phase 1 clinical trial in adults with CML. To learn more, please visit www.clinicaltrials.gov (NCT05304377).

ELVN-002: Enliven’s second product candidate, ELVN-002, is a potent, selective and irreversible HER2 inhibitor with activity against various HER2 mutations, including Exon 20 insertion mutations (E20IMs) in non-small cell lung cancer (NSCLC), for which there are currently no approved small molecule inhibitors. ELVN-002 is designed to inhibit HER2 and key mutations of HER2, while sparing wild-type EGFR and avoiding EGFR-related toxicities. Enliven believes that if ELVN-002 achieves this profile, it will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases, a key mechanism of resistance to current therapies in patients with NSCLC and other HER2 driven diseases. While the initial focus for this program is for HER2 mutant NSCLC, Enliven intends to seek to expand the opportunity to patients with other HER2 mutations as well as HER2 amplified tumors including breast, colorectal, and gastric cancers.

In addition to its two lead programs, Enliven is pursuing several additional research stage opportunities that align with its development approach. Enliven is in the process of screening and optimizing the chemistry for multiple programs and expects to make a product candidate nomination for its third program in the first half of 2023.

About the Proposed Merger

Under the terms of the merger agreement, Imara will issue to pre-merger Enliven stockholders shares of Imara common stock as merger consideration in exchange for the cancellation of shares of capital stock of Enliven and Enliven will become a wholly-owned subsidiary of Imara. Pre-merger Imara stockholders are expected to own approximately 16% of the combined company and pre-merger Enliven stockholders (including those purchasing Enliven shares in the private financing discussed above) are expected to own approximately 84% of the combined company. The percentage of the combined company that pre-merger Enliven stockholders and pre-merger Imara stockholders will own as of the close of the proposed transaction is subject to certain adjustments as described in the merger agreement, including the amount of Imara’s net cash at closing. Immediately prior to the closing of the proposed merger, pre-merger Imara stockholders will be issued contingent value rights representing the right to receive certain payments received by the combined company, if any, related to the previously announced pending sale of tovinontrine (IMR-687) or related to any potential sale or license of IMR-261.

Upon closing of the proposed transaction, Imara Inc. will be renamed Enliven Therapeutics, Inc. The combined company will be led by Sam Kintz, Co-founder and Chief Executive Officer of Enliven, and other members of the Enliven management team. The combined company’s board of directors will be comprised of all of the directors of Enliven’s board of directors and one director designated from Imara’s board of directors, who is expected to be Rahul Ballal, Imara’s President and Chief Executive Officer.

The merger agreement has been approved by the board of directors of each company and the proposed transaction is expected to close in the first quarter of 2023, subject to approvals by the stockholders of each company, the effectiveness of a registration statement to be filed with the SEC to register the shares of Imara common stock to be issued in connection with the merger, and other customary closing conditions.

Goldman Sachs & Co., LLC, Jefferies and Cowen are serving as financial advisors and placement agents to Enliven. Wilson Sonsini Goodrich & Rosati is serving as legal counsel to Enliven, and Cooley is serving as legal counsel to the placement agents. SVB Securities is serving as the exclusive financial advisor and WilmerHale is serving as legal counsel to Imara.

Conference Call Information

Enliven and Imara will host a conference call today, October 13, 2022, at 5:00 p.m. E.T., to discuss the proposed merger. The conference call may be accessed by dialing (800) 715-9871 (United States and Canada) or (646) 307-1963 (international) and asking to join the Enliven and Imara conference call (conference ID 3259480). A live webcast of the presentation will be available on the Events & Presentations section of Imara’s website at https://imaratx.com. A replay of the webcast will be archived on the Imara website following the presentation.

About Enliven Therapeutics

Enliven Therapeutics is a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule inhibitors to help patients with cancer live not only longer, but better. Enliven aims to address existing and emerging unmet needs with a precision oncology approach that improves survival and enhances overall patient well-being. Enliven’s discovery process combines deep insights from clinically validated biological targets and differentiated chemistry to design potentially first-in-class or best-in-class therapies. Enliven is based in Boulder, Colorado.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (Securities Act)) concerning Enliven, Imara, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Imara and Enliven, as well as assumptions made by, and information currently available to, management of Imara and Enliven. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Statements that are not historical facts are forward-looking statements. Forward-looking statements in this communication include, but are not limited to, expectations regarding the proposed merger and financing transactions; the potential benefits and results of such transactions; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the expected timing of the closing of the proposed transactions; statements regarding the potential of, and expectations regarding, Enliven’s programs, including ELVN-001, ELVN-002 and its research stage opportunities; the expected timing of Enliven’s filing of an IND for ELVN-002; the expected timing to make a product candidate nomination for Enliven’s third program; statements by Imara’s President and Chief Executive Officer; and statements by Enliven’s Co-founder and Chief Executive Officer. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the limited operating history of each company; the significant net losses incurred since inception; the ability to raise additional capital to finance operations; the ability to advance product candidates through preclinical and clinical development; the ability to obtain regulatory approval for, and ultimately commercialize, Enliven’s product candidates; the outcome of preclinical testing and early clinical trials for Enliven’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; Enliven’s limited experience in designing clinical trials and lack of experience in conducting clinical trials; the ability to identify and pivot to other programs, product candidates, or indications that may be more profitable or successful than Enliven’s current product candidates; the substantial competition Enliven faces in discovering, developing, or commercializing products; the negative impacts of the COVID-19 pandemic on operations, including ongoing and planned clinical trials and ongoing and planned preclinical studies; the ability to attract, hire, and retain skilled executive officers and employees; the ability of Imara or Enliven to protect their respective intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organization; the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the proposed transactions from both Imara and Enliven’s stockholders or to complete the transactions in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of the parties to consummate the proposed transactions; risks related to Imara’s continued listing on the Nasdaq Stock Market until closing of the proposed transactions; risks related to Imara’s and Enliven’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement or the financing transaction; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the outcome of any legal proceedings that may be instituted against Imara, Enliven or any of their respective directors or officers related to the merger agreement, the financing transaction, or the proposed transactions contemplated thereby; the effect of the announcement or pendency of the transactions on Imara’s or Enliven’s business relationships, operating results and business generally; and legislative, regulatory, political and economic developments and general market conditions. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Imara’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC as well as the registration statement on Form S-4 to be filed with the SEC by Imara. Imara and Enliven can give no assurance that the conditions to the proposed transactions will be satisfied. Except as required by applicable law, Imara and Enliven undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

This press release contains hyperlinks to information that is not deemed to be incorporated by reference into this press release.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Imara and Enliven, Imara intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Imara and information statement of Enliven. IMARA AND ENLIVEN URGE INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IMARA, ENLIVEN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC by contacting Imara Inc. at 116 Huntington Ave., 6th Floor, Boston, MA 02116. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Imara, Enliven and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about Imara’s directors and executive officers is included in Imara’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC, and the proxy statement for Imara’s 2022 annual meeting of stockholders, filed with the SEC on April 22, 2022. Additional information regarding the persons who may be deemed participants in the solicitation of proxies will be included in the proxy statement/prospectus/information statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Contacts:

Enliven Investors & Media:

Argot Partners

Enliven@argotpartners.com

Imara Investors:

Michael Gray

617-835-4061

mgray@imaratx.com

Imara Media:

Wendy Ryan Ten Bridge Communications

marin@tenbridgecommunications.com

781-316-4424

Exhibit 99.2

Merger Announcement

October 13, 2022

Enliven THERAPEUTICS | imara™

Merger Announcement October 13, 2022 Exhibit 99.2

Disclaimer About this Presentation For the purposes of this notice, the “presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of management of Imara Inc. (“Imara”) or Enliven Therapeutics, Inc. (“Enliven”) or any person on their behalf, any question and answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. This presentation does not purport to contain all information that may be required or relevant to an evaluation of the proposed transaction between Imara and Enliven and the concurrent financing (together, the proposed transaction”), and each recipient will be responsible for conducting any investigations and analysis that it deems appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the proposed transaction. No Representations or Warranties No representations or warranties, express or implied are given in, or in respect of, this presentation or as to the accuracy, reasonableness or completeness of the information contained in or incorporated by reference herein, or as to the value that may be realized in connection with the proposed transaction, or the legal, regulatory, tax, financial, accounting or other effects of the proposed transaction. To the fullest extent permitted by law, in no circumstances will Imara, Enliven or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents have any liability arising from the use of this presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Imara, Enliven or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents has independently verified the data obtained from these sources or makes any representation or warranty with respect to the accuracy of such information. Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with Imara, Enliven or their respective representatives as investment, legal or tax advice. In addition, this presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Imara, Enliven or the proposed transaction. Recipients of this presentation should each make their own evaluation of Imara, Enliven or the proposed transaction and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Recipients are not entitled to rely on the accuracy or completeness of this presentation and are entitled to rely solely on those particular representations and warranties, if any, which may be made by Imara or Enliven to a recipient of this presentation or other third party in a definitive written agreement, when, and if executed, and subject to the limitations and restrictions as may be specified therein. The information contained herein and the parties involved in the proposed transaction, any representations, warranties, agreements or covenants between the recipient and any parties involved in the proposed transaction will be set forth in definitive agreements by and among such persons. Imara and Enliven disclaim any duty to update the information contained in this presentation. Industry and Market Data This presentation contains estimates and other statistical data made by independent parties and by Imara and Enliven relating to market size and growth and other data about Imara’s and Enliven’s industries. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of Imara’s, Enliven’s, and the combined company’s future performance and the future performance of the markets in which Imara and Enliven operate are necessarily subject to a high degree of uncertainty and risk. Drugs under Clinical Investigation This presentation concerns drugs that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). Such drugs are currently limited by federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. Cautionary Note Regarding Forward-Looking Statements This presentation contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (Securities Act)) concerning Enliven, Imara, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Imara and Enliven, as well as assumptions made by, and information currently available to, management of Imara and Enliven. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Statements that are not historical facts are forward-looking statements. Forward-looking statements in this presentation include, but are not limited to, expectations regarding the proposed merger and financing transactions; the potential benefits and results of such transactions; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the expected timing of the closing of the proposed transactions; statements regarding the potential of, and expectations regarding, Enliven’s programs, including ELVN-001, ELVN-002 and its research stage opportunities; the expected timing of Enliven’s Phase 1 data for ELVN-001; the expected timing of Enliven’s filing of an IND, Phase 1 clinical trial initiation and Phase 1 data for ELVN-002; and the expected timing to make a product candidate nomination for Enliven’s third program. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the limited operating history of each company; the significant net losses incurred since inception; the ability to raise additional capital to finance operations; the ability to advance product candidates through preclinical and clinical development; the ability to obtain regulatory approval for, and ultimately commercialize, Enliven’s product candidates; the outcome of preclinical testing and early clinical trials for Enliven’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; Enliven’s limited experience in designing clinical trials and lack of experience in conducting clinical trials; the ability to identify and pivot to other programs, product candidates, or indications that may be more profitable or successful than Enliven’s current product candidates; the substantial competition Enliven faces in discovering, developing, or commercializing products; the negative impacts of the COVID-19 pandemic on operations, including ongoing and planned clinical trials and ongoing and planned preclinical studies; the ability to attract, hire, and retain skilled executive officers and employees; the ability of Imara or Enliven to protect their respective intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organizations; the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the proposed transactions from both Imara’s and Enliven’s stockholders or to complete the transactions in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of the parties to consummate the proposed transactions; risks related to Imara’s continued listing on the Nasdaq Stock Market until closing of the proposed transactions; risks related to Imara’s and Enliven’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement or the financing transaction; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the outcome of any legal proceedings that may be instituted against Imara, Enliven or any of their respective directors or officers related to the merger agreement, the financing transaction, or the proposed transactions contemplated thereby; the effect of the announcement or pendency of the transactions on Imara’s or Enliven’s business relationships, operating results and business generally; and legislative, regulatory, political and economic developments and general market conditions. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Imara’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC as well as the registration statement on Form S-4 to be filed with the SEC by Imara. Imara and Enliven can give no assurance that the conditions to the proposed transactions will be satisfied. Except as required by applicable law, Imara and Enliven undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Important Additional Information Will be Filed with the SEC In connection with the proposed transaction between Imara and Enliven, Imara intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Imara and information statement of Enliven. IMARA AND ENLIVEN URGE INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IMARA, ENLIVEN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC by contacting Imara Inc. at 116 Huntington Ave., 6th Floor, Boston, MA 02116. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Participants in the Solicitation Imara, Enliven and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about Imara’s directors and executive officers is included in Imara’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC, and the proxy statement for Imara’s 2022 annual meeting of stockholders, filed with the SEC on April 22, 2022. Additional information regarding the persons who may be deemed participants in the solicitation of proxies will be included in the proxy statement/prospectus/information statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Transition into a clinical-stage, precision oncology company with multiple shots on goal Merger with Imara Has the Potential to be Transformative for Enliven Enliven Therapeutics opportunity Provides Imara shareholders with opportunity to participate in the Enliven growth story, at a pivotal time for Enliven Diversified and clinical-stage portfolio Two parallel lead programs currently in development, ELVN-001, a highly selective BCR-ABL inhibitor for Chronic Myeloid Leukemia, and ELVN-002, a highly selective HER2 and pan-HER2 mutant irreversible inhibitor for HER2-driven cancers, as well as additional programs in the research pipeline Multiple near-term milestones Planned steady stream of company milestones, including early Phase 1 data for ELVN-001 expected by the end of 2023 Strong balance sheet supports runway into 2026 Combined company expected to have approximately $300 million in cash and cash equivalents upon closing; resources expected to fund operations into early 2026

Merger of Enliven and Imara Merger with Enliven, a privately held precision oncology company Strong balance sheet of approximately $300 million of cash and cash equivalents expected to provide funding for operations into early 2026 Upon close, company expected to be renamed “Enliven Therapeutics, Inc.” trading as Nasdaq: ELVN Supported by the Board of Directors of both companies and is subject to shareholder approval and other customary closing conditions Expected ownership is approximately 84% Enliven (including those purchasing Enliven shares in the private financing), 16% Imara, subject to adjustment based on Imara’s net cash at closing Projected $82.3 million net cash and cash equivalents from Imara and an additional $164.5 million of cash from concurrent financing CVR agreement to provide additional consideration to Imara stockholders if milestone payments are received from the previously announced pending sale of tovinontrine (IMR-687) or a potential sale or license involving IMR-261 Merger and concurrent financing expected to close in 1Q 2023 Existing Enliven management to lead the combined company New Board of Directors will include 9 members (8 existing Enliven, 1 existing Imara) Combined company will focus on advancing the development of Enliven programs Transaction Summary Overview Management & Programs

The Enliven Story Supported by top tier healthcare investors and a strong balance sheet expected to provide cash runway into early 2026 Discovery process rooted in validated biology, differentiated chemistry, and disciplined trial design Capital-efficient approach on high potential programs aiming to develop first-in-class or best-in-class candidates ELVN-001 and ELVN-002 supported by preclinical evidence of an improved therapeutic index Multiple near-term milestones in lead programs targeting large and attractive markets Experienced team with a track record of inventing and developing multiple FDA-approved cancer therapies

Leadership Team

Sam Kintz, MBA
Co-founder and CEO
abbvie
Genentech

Joe Lyssikatos, PhD
Co-founder and CSO
ARRAY
Genentech

Anish Patel, PharmD
Co-founder and COO
abbvie
pharmacyclics

Helen Collins, MD
CMO
FivePrime
GILEAD

Ben Hohl
CFO
Goldman Sachs

Stefan Gross, PhD
VP, Biology
blueprint
ARRAY

Wei Deng, PhD
VP, Biometrics
FivePrime
GILEAD

Andy Ren, PhD
VP, Chemistry
ARRAY

Anne Thomas
VP, Clinical Operations
FivePrime
GILEAD

Ian Scott, PhD
VP, CMC
zentalis
ARRAY

Qi Wang, PhD
VP, Clinical Pharmacology
Bristol Myers Squibb
Jazz Pharmaceuticals

Board of the Directors

Sam Kintz, MBA
Enliven Therapeutics

Joe Lyssikatos, PhD
Enliven Therapeutics

Rishi Gupta, JD
OrbiMed

Andy Schwab
5AM Ventures

Andy Phillips, PhD
Cormorant Asset Management

Mika Kakefuda Derynck, MD
Amunix
Genentech

Jake Bauer, MBA
Myokardia

Rich A. Heyman, PhD
Aragon Pharmaceuticals,
Seragon Pharmaceuticals

Rahul Ballal*
Current CEO of Imara

Scientific Advisors

Brian Druker, MD
Oregon Health & Science University

Rich A. Heyman, PhD
Aragon Pharmaceuticals,
Seragon Pharmaceuticals

Lori Kunkel, MD
Loxo Oncology,
Pharmacyclics

Kevin Koch, PhD
Array Biopharma,
Edgewise Therapeutics

Current Investors

OrbiMed
5AM Ventures
SURVEYOR
Cormorant Asset Management
Roche Venture Fund
SHEATREE CAPITAL
BOXER CAPITAL
LOGOS CAPITAL
Janus Henderson Investors

6

Leadership Team Highly Distinguished & Industry-Leading Team with Top-Tier Advisors and Investors Joe Lyssikatos, PhD Co-founder and CSO Anish Patel, PharmD Co-founder and COO Helen Collins, MD CMO Sam Kintz, MBA Co-founder and CEO Board of the Directors Sam Kintz, MBA Enliven Therapeutics Joe Lyssikatos, PhD Enliven Therapeutics Rishi Gupta, JD OrbiMed Andy Schwab 5AM Ventures Andy Phillips, PhD Cormorant Asset Management Mika Kakefuda Derynck, MD Amunix Genentech Jake Bauer, MBA Myokardia Rich A. Heyman, PhD Aragon Pharmaceuticals, Seragon Pharmaceuticals Rahul Ballal* Current CEO of Imara * To be added to the Board of Directors at the close of the proposed transaction Scientific Advisors Brian Druker, MD Oregon Health & Science University Rich A. Heyman, PhD Aragon Pharmaceuticals, Seragon Pharmaceuticals Lori Kunkel, MD Loxo Oncology, Pharmacyclics Kevin Koch, PhD Array Biopharma, Edgewise Therapeutics Wei Deng, PhD VP, Biometrics Stefan Gross, PhD VP, Biology Ben Hohl CFO Andy Ren, PhD VP, Chemistry Ian Scott, PhD VP, CMC Anne Thomas VP, Clinical Operations Qi Wang, PhD VP, Clinical Pharmacology Current Investors

Leadership Team with Broad Range of Experience and Success

World-Renowned Chemists

Precision Oncology and Kinase Inhibitor Experts

Leaders with a Track Record of Success

FDA-Approved Drugs Co-Invented by Enliven Chemists

MEKTOVI® (binimetinib) 15 mg tablets

Koselugo™ (selumetinib) 10 mg & 25 mg capsules

TUKYSA® tucatinib 50 mg | 150 mg tablets

Retevmo™ selpercatinib capsules 40 mg · 80 mg

7

Leadership Team with Broad Range of Experience and Success FDA-Approved Drugs Co-Invented by Enliven Chemists Primarily or co-invented over 20 product candidates that have advanced to clinical trials Led or been involved with the discovery, development, or commercialization of over 60 kinase inhibitor programs Significant experience building and/or leading research, development, and commercial operations World-Renowned Chemists Leaders with a Track Record of Success Precision Oncology and Kinase Inhibitor Experts

Pipeline & Discovery Programs Program Target Disease Differentiation Lead Optimization IND-Enabling Phase 1 Phase 2 Phase 3 Next Milestone Milestone Expected ELVN-001 BCR-ABL CML Highly selective w/T315I activity Early Phase 1 Data YE 2023 ELVN-002 HER2 & mutants NSCLC, other solid tumors EGFR sparing, pan-mutant IND Filing 4Q 2022 Target Disease Differentiation Target ID / Validation Lead Identification Lead Optimization IND-Enabling Phase 1 Phase 2 Phase 3 Target 1 Solid tumors No approved therapies Target 2 Solid tumors CNS penetration Target 3 Solid tumors No approved therapies Target 4 Solid tumors No approved therapies The following table highlights discovery programs that we are prioritizing: Expected to make a product candidate nomination for our 3rd program by 1H 2023 CML = Chronic myeloid leukemia. CNS = Central nervous system. IND = Investigational new drug. NSCLC = Non-small cell lung cancer Parallel lead product candidates:

ELVN-001: Despite Great Advances, a Significant Need Remains for Better Treatment Options for Chronic Myeloid Leukemia TKI = Tyrosine kinase inhibitors, HCP = Healthcare professional References: HCP Qualitative & Quantitative Interviews (ClearView); Hochhaus A et al. ASH 2015; Hochhaus A et al. Leukemia. 2017; 31(7):1525-1531; Osorio S et al. Ann Hematol. 2018; 97(11):2089-2098; Rea et al. Blood. 2021; blood.2020009984; Baccarani M and Gale RP. Leukemia. 2021; 35:2199-2204; Icsluig® (ponatinib) USPI; Sprycel® (dasatinib) USPI; Tasigna® (nilotinib) USPI.; Bosulif® (bosutinib) USPI Majority of HCPs (77%) indicated need for more effective, safe, and tolerable agents in CML Challenges with Current Standard of Care Rationale for Treatment Switching Intolerance ~30% Lack of response ~30% Loss of response (eg, >2 years post-initiation) ~35% Other ~5% In the US and EU3, majority of treatment switches across lines of therapy and TKIs are driven by intolerance or initial lack of molecular response (~60% combined) Switching Dynamics Demonstrate Unmet Need Approximately 1 in 5 patients switch therapy within the first year and ~40% of patients switch in the first 5 years (1L & 2L) Growing 3L+ patient population (>25% of CP-CML) with limited treatment options Except for asciminib, approved TKIs have poor kinase selectivity, resulting in tolerability issues that impact efficacy Comorbidities, restrictions with concomitant medications, and specific administration requirements impede long-term patient adherence Fewer than 10% of patients successfully achieve sustained treatment-free remission (TFR)

Evolving Chronic Myeloid Leukemia Market Dynamics Current Market Our Vision New drugs with better tolerability and efficacy profiles further drive increased switching rates and gain rapid adoption (similar to the HIV market) Additional focus from patients and doctors on deeper molecular responses (TFR) as well as tolerability and convenience factors for long-term treatment Chronic nature of CML allows doctors to freely switch between therapies, with limited consequences, thereby blurring lines of therapy Treatment decisions guided holistically based on individual patient (co-meds, co-morbidities, tolerability, etc.) for >70% patients Treatment decisions are guided by mutation status, etc. in only 15-20% of patients who develop BCR-ABL mutations or other molecular abnormalities CML is a chronic disease requiring many years (even decades) of treatment 10% overall share (by patients) equates to >$1 billion market opportunity in the U.S. alone† Treatment Duration for SOC by Line of Therapy Current Outcomes in CML *Develop BCR/ABL Mutations **Develop other molecular abnormalities. † Assumes current branded pricing CML = Chronic Myeloid Leukemia. SOC = Standard of care. TFR = Treatment free remission. TKI = Tyrosine kinase inhibitor Reference: Baccarani M and Gale RP. Leukemia. 2021; 35:2199-2204. Growing patient population due to improved survival, requiring some patients to be on TKIs for decades Existing approved drugs have liabilities as chronic therapy, including poor tolerability due to off-target effects and inability to dose to maximal efficacy resulting in high switch rates Nevertheless, the five approved drugs (including generics) drive annual sales of >$6B, with every drug achieving ~$500M in sales and multiple drugs achieving sales of >$2B Sustained TFR 5- Normal Survival on Contin. TKI* 10% Progress to Acute Phase and Death*,** 5-10%

ELVN-001 Potentially Affords an Improved Therapeutic Index MMR = Major molecular response. MTD = Maximum tolerated dose. NHP = Non-human primate 1Dasatinib was excluded from our analysis due to its short half-life in humans (3-5 hours), however early clinical responses correlated with dasatinib concentrations above its pCRKL IC50 for more than 13 hours. *NHP data for ponatinib, nilotinib, and dasatinib were obtained from the data reported for the maximum tolerated dose (MTD) in their respective NDAs (Cmin was estimated). NHP data from 28-day GLP tox study for ELVN-001 at 5 mg/kg, a well-tolerated, no adverse event dose (NOAEL) y-axis: mean Cmin plasma concentration at the human approved dose (or NHP MTD) divided by K562 pCRKL IC50 in 100% human serum   Reference: Ishida et al. Eur J Clin Pharmacol. 2016;72(2):185-93. Toxicology studies with other ABL TKIs show that the maximum tolerated drug exposure is similar between non-human primates and humans Data suggests ELVN-001 has the potential for significantly greater therapeutic index than existing TKIs Target Coverage at Cmin vs. 1L MMR Therapeutic Index vs. NHP Safety Margin Clear correlation between target coverage of the approved agents and major molecular response rate (MMR) at 12 months1 Phosphorylated CRKL or pCRKL IC50 represents a robust pharmacodynamic marker for BCR-ABL inhibition *

Target Product Profile ELVN-001 Clinical Focus and Target Product Profile Progressed/Intolerant CP-CML Explore early LoT & combinations Seek to demonstrate improved efficacy (CCyR, MMR, MR4.5) and tolerability Single-arm study; precedent for approval in last line based on CCyR/MMR by 12m T315I mutation in ponatinib or asciminib progressed/intolerant/ineligible Superiority based on 12m MMR in CP-CML Fewer dose reductions/discontinuations vs. approved agents Dose Escalation in 3L+ and Expansion 4L+ and T315I mutation Early Line H2H vs Physician’s Choice Activity against native BCR-ABL and T315I mutation (& known asciminib resistant mutations) High selectivity vs. clinically relevant off-targets Efficacy: MMR (& MR4.5) greater than approved TKIs driven by an enhanced therapeutic window Tolerability: fewer dose reductions & discontinuations Safety: No black box warnings; no edema, effusions, or rash No restrictions with concomitant medications CCyR = Complete cytogenetic response. CP-CML = Chronic phase CML. H2H = Head-to-head. LoT = Line of therapy. MMR = Major molecular response. MR4.5 = Deep molecular response. TKI = Tyrosine kinase inhibitors Our Opportunity Drive Deeper Responses Improve Tolerability Enhance Safety & Convenience

ELVN-002: Opportunity for a Selective Irreversible Pan-Mutant HER2 TKI Current HER2 TKI Landscape Designed to irreversibly inhibit HER2 and multiple key HER2 mutations, including HER2 YVMA and L755, and Selectively inhibit HER2 while sparing EGFR to prevent EGFR-related toxicities, with the potential for improved efficacy in NSCLC and other cancers Demonstrated superior pre-clinical activity in HER2-amplified subcutaneous and intracranial models, and an improved safety margin in NHPs compared to tucatinib Our HER2 Candidate: ELVN-002 The high degree of structural homology between EGFR and HER2 makes it difficult to design HER2-selective inhibitors Most approved and investigational agents are dual EGFR/HER2 inhibitors that are dose-limited by EGFR-driven toxicity Tucatinib is the only approved HER2-selective TKI, but lacks potency against key mutants, including HER2 YVMA, the most common Exon 20 insertion mutation (E20IM) in NSCLC, and L755, the most common HER2 breast cancer mutation Current HER2 TKIs do not achieve sufficient CNS free drug levels to address brain metastases, leading to disease progression in patients with lung and breast cancer We believe that our product candidate, if it achieves the target profile, will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases CNS = Central nervous. IM = Insertion mutation. NSCLC = Non-small cell lung caner. TKI = Tyrosine kinase inhibitor. NHP = non-human primate.

Initial Focus: HER2 Mutant NSCLC

Secondary Focus: Other HER2 Mutant Cancers

- Represents a **larger market** with **limited treatment options**

Indication Expansion: HER2 Amplified Cancers

US Market Size Estimates

HER2 Mutant NSCLC
~5K
Any HER2 Mutation
BRC
~3K
Other Solid
Tumors*
~5K
HER2 Overexpressing
Metastatic Breast
Cancer
~22K
GI
Cancers
~7K
0
5
10
30
US Incidence (1,000's)

14

HER2 Mutant NSCLC May Provide More Rapid Market Entrance Opportunity with Expansion into Other HER2-Driven Cancers to Follow *Other cancers include prostate, endometrial, gastric, stomach, hepatobiliary, etc. BRC = Breast cancer. GI = Gastrointestinal. NSCLC = Non-small cell lung cancer. MBC = Metastatic breast cancer Reference: Robichaux et al. Cancer Cell. 2019;36(4):444-457.e7; SGEN 2Q22 Investor Presentation (28July2022) Approximately 3% of NSCLC patients harbor HER2 mutations, for which there are no approved TKIs ~70% of all HER2 mutations in lung cancer are HER2 YVMA High unmet need in this indication may provide a fast to market opportunity Represents a larger market with limited treatment options Largest potential market opportunity, with nearly 30K metastatic patients across breast, colorectal, and gastric cancers Despite the advances in therapeutic options for HER2+ breast cancer, ~25% of patients experience primary or acquired resistance, and up to 50% of patients develop brain metastasis Despite limitations, Tukysa (tucatinib) is on a ~$335mm revenue run rate with only a 2L+ HER2+ MBC label Initial Focus: HER2 Mutant NSCLC Secondary Focus: Other HER2 Mutant Cancers Indication Expansion: HER2 Amplified Cancers US Market Size Estimates 30

1000
100
10
1
0.1
Selectivity over EGFR
>100x
A431 / Beas2b HER2 YVMA
H2073 / Beas2b HER2 YVMA
Mobocertinib
Poziotinib
Pyrotinib
BDTX-189
ELVN-002
Investigational dual inhibitors
Our selective product candidate

Lack of Differentiation Across Next Generation TKIs

Neratinib

Poor efficacy & tolerability in HER2 mutant setting

Pyrotinib

BDTX-189

Poor efficacy & tolerability in HER2 mutant setting

15

Current investigational dual EGFR/HER2 TKIs are roughly equipotent against EGFR and HER2 YVMA ELVN-002 was >100x More Selective for HER2 YVMA Relative to EGFR Than Dual EGFR/HER2 Competitors Lack of Differentiation Across Next Generation TKIs Neratinib Pyrotinib BDTX-189 Poor efficacy & tolerability in HER2 mutant setting Phase 1b/2 30% ORR in HER2 mutant NSCLC, poor tolerability Poor efficacy & tolerability in HER2 mutant setting Investigational dual inhibitors Our selective product candidate ORR = Overall response rate. NSCLC = Non-small cell lung cancer. TKI = Tyrosine kinase inhibitor.

Target Product Profile ELVN-002 Clinical Focus and Target Product Profile Monotherapy in HER2-driven solid tumors Evaluate the safety in the combination with ADCs in HER2+ breast cancer and HER2 mutant NSCLC Single-arm study with potential to support accelerated approval 1L HER2 mutant NSCLC +/- SOC Evaluate HER2+ CRC and HER2+ Breast in combination with SOC Explore other HER2 mutant solid tumors with “basket study” Dose Escalation in solid tumors with HER2 alterations Expansion: 2L+ HER2 mutant NSCLC Multiple Indication Opportunities Activity against: HER2 mutant NSCLC (e.g., Exon 20 IM) and Breast Cancer (e.g., L775) HER2 amplified and/or overexpressed tumors (breast, CRC, etc.) Brain metastases Selective: vs. wild-type EGFR Safety/tolerability: minimal GI and skin toxicity (avoid EGFR-tox) Combinable: with SOC including ADCs across HER2-driven tumors Convenient: oral QD or BID Our Opportunity Drive Durable Responses Well Tolerated CNS activity ADC = Antibody drug conjugate. BID = twice daily. CNS = Central nervous system. CRC = Colorectal cancer. GI = Gastrointestinal. NSCLC = non-small cell lung cancer. SOC = Standard of care. TKI = Tyrosine kinase inhibitors. QD = once daily

ELVN-001 Potential Pivotal Studies Late line single arm T315I single arm ponatinib or asciminib intolerant / ineligible Early line H2H vs. Physician’s Choice 2H22 2022 ELVN-001 Ph1a initiation (completed) ELVN-002 IND filing ELVN-002 Ph1a initiation 1H23 2023 ELVN-001 Ph1 early clinical data 2H23 ELVN-001 ELVN-002 Potential Pivotal Studies 2L+ NSCLC HER2 mutant monotherapy HER2 amplified MBC monotherapy & combinations HER2 mutant basket, HER2-amp CRC, etc. ELVN-002 Expected Near-term Clinical Milestones for Parallel Lead Product Candidates ELVN-002 Ph1a data 1H24 2024 CRC = Colorectal cancer. IND = Investigational new drug. NSCLC = non-small cell lung cancer. MBC = metastatic breast cancer.

ELVN-001 (BCR-ABL)

Chronic Myeloid Leukemia

Prior to imatinib the annual CML mortality rate:

<20%

CML 10-Year Survival Rate Over Time

10-year survival rate improved from <20% to over >80%
92%
83%
68%
43%
35%
8%
Survival Probability
1.0
0.8
0.6
0.4
0.2
0.0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Years
Treatment Era Total Died
TKI 2001-today (CML-related deaths) 445 17
TKI 2001-today (all deaths) 445 39
1996-2000 581 178
1991-1995 367 220
1983-1990 415 308
≤1982 227 220

Estimated Prevalence of CML in the US Over Time

Number of patients living with CML has more than doubled since introduction of TKIs
Number of CML Patients
200000
180000
160000
140000
120000
100000
80000
60000
40000
20000
0
2000 2005 2010 2015 2020 2025 2030 2035 2040 2045 2050
Year

- **1985** BCR-ABL protein identified
- **1987** HTS yielded the discovery of STI-571 (imatinib)
- **1998** Imatinib FIH study initiated
- **2001** Imatinib approved
- **2006** Dasatinib approved
- **2007** Nilotinib approved
- **2012** Ponatinib and Bosutinib approved
- **2013** NCCN Update (MMR)
- **2016** Generic imatinib becomes available
- **2017** Emerging Treatment Goals (MR4.5, TFR)
- **2021** Asciminib 3L approval

19

1985 BCR-ABL protein identified 1998 Imatinib FIH study initiated 1987 HTS yielded the discovery of STI-571 (imatinib) 2001 Imatinib approved 2006 Dasatinib approved 2007 Nilotinib approved 2012 Ponatinib and Bosutinib approved 2017 Emerging Treatment Goals (MR4.5, TFR) 2021 Asciminib 3L approval Chronic Myeloid Leukemia A big success story for precision oncology, but needs remain as treatment goals have evolved Prior to imatinib the annual CML mortality rate: <20% CML = Chronic myeloid leukemia. FIH = First-in-human. MMR = Major molecular response. TFR = Treatment-free reemission References: Huang X et al. Cancer. 2012;118:3213-3127. DOI: 10.1002/cncr.26679; Kantarjian et al. Chronic Myeloid Leukemia, In: Harrison’s Principles of Internal Medicine. 2014. 2016 Generic imatinib becomes available 10-year survival rate improved from <20% to over >80% Number of patients living with CML has more than doubled since introduction of TKIs CML 10-Year Survival Rate Over Time Estimated Prevalence of CML in the US Over Time 2013 NCCN Update (MMR)

Significant Need Remains for More Treatment Options for CML Majority of HCPs (77%) indicated need for more effective, safe, and tolerable agents in CML Challenges with Current Standard of Care Rationale for Treatment Switching Intolerance ~30% Lack of response ~30% Loss of response (eg, >2 years post-initiation) ~35% Other ~5% In the US and EU3, majority of treatment switches across lines of therapy and TKIs are driven by intolerance or initial lack of molecular response (~60% combined) Switching Dynamics Demonstrate Unmet Need Approximately 1 in 5 patients switch therapy within the first year and ~40% of patients switch in the first 5 years (1L & 2L) Growing 3L+ patient population (>25% of CP-CML) with limited treatment options Except for asciminib, the approved TKIs have poor kinase selectivity resulting in tolerability issues that impact efficacy Comorbidities, restrictions with concomitant medications, and specific administration requirements impede long-term patient adherence Fewer than 10% of patients successfully achieve sustained treatment-free remission (TFR) TKI = Tyrosine kinase inhibitors, HCP = Healthcare professional References: HCP Qualitative & Quantitative Interviews (ClearView); Hochhaus A et al. ASH 2015; Hochhaus A et al. Leukemia. 2017; 31(7):1525-1531; Osorio S et al. Ann Hematol. 2018; 97(11):2089-2098; Rea et al. Blood. 2021; blood.2020009984; Baccarani M and Gale RP. Leukemia. 2021; 35:2199-2204; Icsluig® (ponatinib) USPI; Sprycel® (dasatinib) USPI; Tasigna® (nilotinib) USPI.; Bosulif® (bosutinib) USPI

Poor Selectivity Limits Tolerability & Efficacy of 1st, 2nd & 3rd Gen Agents Compound Company T315I Coverage Off Target(s) & Treatment-Related AEs BCR-ABL Coverage 1L Efficacy Drug & Administration Requirements 2021 FY Sales (USD) Imatinib (Gleevec®) Novartis X c-KIT, CSFR-1, PDGFR Myelosuppression: 20-25% Gr 3+ Fluid Retention/Edema: 68% Myalgia/Arthralgia: 50% GI-related: 50% + 28% MMR 3% MR4.5 Avoid strong CYP3A inhibitors or inducers $1.0B Dasatinib (Spyrcel®) BMS X SRC family, c-KIT, PDGFR-αβ Myelosuppression: 10-20% Gr 3+ Edema/Effusions: 15-30% N/A 46% MMR 5% MR4.5 Avoid strong CYP3A inhibitors or inducers, PPIs, antacids, and H2 blockers $2.1B Nilotinib (Tasigna®) Novartis X c-KIT, PDGFR, CSFR-1, DDR-1 (hERG Channel) Myelosuppression: 10-20% Gr 3+ Hypertension: 10% Black Box: QT Prolongation, Sudden Deaths ++ 44% MMR 11% MR4.5 Avoid strong CYP3A inhibitors or inducers and PPIs; avoid food 2 hours before and 1 hour after each dose $2.0B Bosutinib (Bosulif®) Pfizer X SRC family Diarrhea: 82% Nausea: 39% Vomiting: 32% Increased LFTs: 20% ++ 41% MMR 7.5% MR4.5 Avoid strong CYP3A inhibitors or inducers, PPIs, antacids, and H2 blockers $500M Ponatinib (Iclusig®) Takeda ✓ KDR, FGFR, c-KIT, RET, FLT3, PDGFR Myelosuppression: 50% Gr 3+ Hypertension: 70% Black Box: Arterial Occlusive Events, Heart Failure, VTE, Hepatoxicity +++ 82% MMR* 56% MR4.5 Avoid strong CYP3A inhibitors or inducers $500M FY = Fiscal year. MMR = Major molecular response. MR4.5 = Deep molecular response. PPI = Proton pump inhibitors MMR and MR 4.5 at 12m; 2020 FY Sales (USD) are approximate figures *Based on the discontinued Ponatinib’s 1L CML study; not an approved line of therapy References: Cortes JE et al. J Clin Oncol, 2012; 30(28):3486-92; Kantarjian H et al. NEJM, 2010; 362(24):2260-70; Saglio G et al. NEJM 2010; 362(24):2251-9; Jain P et al. Lancet Haematol, 2015; 2(3):e118-28; Cortes JE et al. J Clin Oncol. 2016; 34(20):2333-40; Hochhaus A et al. Leukemia. 2016; 30(5):1044-54; Gleevec® (imatinib) USPI; IIclusig® (ponatinib) USPI; Sprycel® (dasatinib) USPI; Tasigna® (nilotinib) USPI; Bosulif® (bosutinib) USPI. A selective BCR-ABL inhibitor could yield enhanced target coverage, leading to greater efficacy and better long-term tolerability

Observations Review of Asciminib (Scemblix®), 4th Generation Allosteric TKI Approved in US based on 3L+ ASCEMBL Trial Strong launch & blockbuster sales projections in 3L+ alone demonstrate the size of the market (1L Ph3 readout 2024) ~30% discontinued due to lack of efficacy/AE by 48 wk ~50% discontinued by 96 wk, but only 1.2% due to PD/death T315I dosed 5x higher resulting in more dose reductions, enhanced pancreatic toxicity (25%) & elevated liver enzymes Drug-drug interactions: CYP3A4, CYP2C9 Potential off-target resistance liabilities: PgP & BCRP Requires fasting 2 hours before and 1 hour after each dose Asciminib (n=39) Bosutinib (n=30) No mutations 22 (56%) 20 (67%) ATP Binding Site M244V (n=3), E355G, F359V, T315I T315I, V299L Myristol Binding Pocket A337T (n=3), P465 None PD = Progressive disease. TKI = Tyrosine kinase inhibitor References: Hochhaus et al. ASH 2020; Cortes et al. ASH 2020; ASH 2021; Novartis Q2 2021 IR; Scemblix (Asciminib) USPI; ASCO 2022; Eadie et al Oncotarget 2018 Emerging BCR-ABL mutations upon discontinuation due to lack of efficacy or progressive disease ATP Binding Site F359C/V (n=3), F317L (n=2), Y253H M244V (n=2), E255V, F317L, Q252H Mutations at baseline & end of treatment

Evolving Chronic Myeloid Leukemia Market Dynamics Current Market Our Vision New drugs with better tolerability and efficacy profiles further drive increased switching rates and gain rapid adoption (similar to the HIV market) Additional focus from patients and doctors on deeper molecular responses (TFR) as well as tolerability and convenience factors for long-term treatment Chronic nature of CML allows doctors to freely switch between therapies, with limited consequences, thereby blurring lines of therapy Treatment decisions guided holistically based on individual patient (co-meds, co-morbidities, tolerability, etc.) for >70% patients Treatment decisions are guided by mutation status, etc. in only 15-20% of patients who develop BCR-ABL mutations or other molecular abnormalities CML is a chronic disease requiring many years (even decades) of treatment 10% overall share (by patients) equates to >$1 billion market opportunity in the U.S. alone† Treatment Duration for SOC by Line of Therapy Current Outcomes in CML *Develop BCR/ABL Mutations **Develop other molecular abnormalities. † Assumes current branded pricing CML = Chronic Myeloid Leukemia. SOC = Standard of care. TFR = Treatment free remission. TKI = Tyrosine kinase inhibitor Reference: Baccarani M and Gale RP. Leukemia. 2021; 35:2199-2204. Growing patient population due to improved survival, requiring some patients to be on TKIs for decades Existing approved drugs have liabilities as chronic therapy, including poor tolerability due to off-target effects and inability to dose to maximal efficacy resulting in high switch rates Nevertheless, the five approved drugs (including generics) drive annual sales of >$6B, with every drug achieving ~$500M in sales and multiple drugs achieving sales of >$2B Sustained TFR 5- Normal Survival on Contin. TKI* 10% Progress to Acute Phase and Death*,** 5-10%

1st Gen TKI Imatinib 28% MMR 2nd Gen TKIs Nilotinib, Dasatinib, Bosutinib ~45% MMR 2nd Gen TKIs ~35% MMR 2nd Gen TKIs ~20-25% MMR Treatment Paradigm Market Insights Market Size (US) 2nd Gen TKIs = Nilotinib, Dasatinib, Bosutinib. MMR = Major Molecular Response at ~12 months. *Depending on patient population **Ponatinib-naïve patients (n = 21). References HCP Qualitative & Quantitative Interviews (ClearView); Gleevec® (imatinib) USPI; Icsluig® (ponatinib) USPI; Sprycel® (dasatinib) USPI; Tasigna® (nilotinib) USPI; Bosulif® (bosutinib) USPI; Cortes JE et al. Blood. 2020;136(Supplement1):47-50; Hochhaus et al. ASH 2020. ~50% of patients start on 2nd Gen TKIs, driven by faster & deeper molecular responses Further improvement in efficacy may still allow for new entrants in 1L setting Asciminib has the potential to become the preferred option in earlier lines of therapy HCPs report up to ~25% of patients end up back on imatinib in 3L+ setting HCPs consistently express high interest in prescribing novel agents with improved safety/tolerability and efficacy in 2L+ Potentially more tolerable choice for T315I patients and has the potential to displace ponatinib High dose asciminib is now an option in the US, but risks remain Our Strategy and Initial Positioning in an Evolving CML Market 1L (50%) 2L (30%) 3L+ (20%) T315I Ponatinib 35% MMR Asciminib ~33% MMR 3rd Gen TKI Ponatinib 58% MMR 4th Gen TKI High Dose Asciminib 58% MMR** ELVN-001 >50% MMR Target < $500M USD > $2B USD Bosutinib ~20% MMR 2nd 3rd & 4th Gen TKIs ELVN-001 30-40%+ MMR Target* ~30K+ ~18K+ ~12K+ ~2K+

Target Product Profile ELVN-001 Clinical Focus and Target Product Profile Progressed/Intolerant CP-CML Explore early LoT & combinations Seek to demonstrate improved efficacy (CCyR, MMR, MR4.5) and tolerability Single-arm study; precedent for approval in last line based on CCyR/MMR by 12m T315I mutation in ponatinib or asciminib progressed/intolerant/ineligible Superiority based on 12m MMR in CP-CML Fewer dose reductions/discontinuations vs. approved agents Dose Escalation in 3L+ and Expansion 4L+ and T315I mutation Early Line H2H vs Physician’s Choice Activity against native BCR-ABL and T315I mutation (& known asciminib resistant mutations) High selectivity vs. clinically relevant off-targets Efficacy: MMR (& MR4.5) greater than approved TKIs driven by an enhanced therapeutic window Tolerability: fewer dose reductions & discontinuations Safety: No black box warnings; no edema, effusions, or rash No restrictions with concomitant medications CCyR = Complete cytogenetic response. CP-CML = Chronic phase CML. H2H = Head-to-head. LoT = Line of therapy. MMR = Major molecular response. MR4.5 = Deep molecular response. TKI = Tyrosine kinase inhibitors Our Opportunity Drive Deeper Responses Improve Tolerability Enhance Safety & Convenience

ATP-Binding Site

Drug	Binding Conformation
ELVN-001	Active
Bosutinib	Active / Inactive
Dasatinib	Active
Imatinib	Inactive
Nilotinib	Inactive
Ponatinib	Inactive

BCR
SH3
SH2
Kinase Domain

Myristoyl Pocket

Drug	Binding Conformation
Asciminib	Inactive

ATP Competitive BCR-ABL Inhibitors

Bosutinib Dasatinib

Nilotinib Imatinib

Ponatinib **ELVN-001**

Y
ATP
Y
NLS
BCR-ABL
BCR
SH3
SH2
SH1
Proline Rich
DB
AB

Y=Tyrosine; NLS=Nuclear Localization Signal; SH1=Src Homology 1 Domain; SH2=Src Homology 2 Domain; SH3=Src Homology 3 Domain; DB=DNA-Binding Region; AB=Actin-Binding Region; BCR=Breakpoint cluster region

26

ELVN-001 is a Selective Active Site, Active Form Inhibitor of BCR-ABL

ELVN-001 Has a Differentiated and Attractive Profile for CML Asciminib Ponatinib Nilotinib ELVN-001 KCL-22 (BCR-ABLwt) cytotox IC50 (50% human serum) 7 nM 1 nM 90 nM 19 nM KCL-22 (BCR-ABLT315I) cytotox IC50 (50% human serum) >1,150 nM 14 nM > 10,000 nM 131 nM K-562 (BCR-ABLwt) cytotox IC50 (50% human serum) 101 nM 4 nM 228 nM 65 nM K-562 pCRKL IC50 (100% human serum) NA 36 nM 1,080 nM 112 nM HL-60 cytotox IC50 (10% FBS) 12,200 nM 366 nM 5,050 nM 3,550 nM Human Hepatocyte stability, extraction ratio 60 62 62 0 Plasma Protein Binding (% unbound) ~2 < 1 < 1 40 CYPs (% inhibition @ 10 µM) All < 50% All < 50% 2C8, 2C9, 3A4, 2C19 > 50% All < 50% hERG IC50 25 µM 2.3 µM 0.13 µM > 30 µM BCRP Substrate Yes Yes Yes No Strong correlation to MMR in humans BCRP may play a role in off-target resistance Good potency in the presence of human serum against native BCR-ABL and T315I (smaller potency shift compared to ponatinib & asciminib) Designed for safe and flexible use including reduced risk of DDIs, appropriate for a chronic disease setting Good predicted human PK will enable maximal target coverage through the full dosing window DDI = Drug-drug interaction Note: IC values represent an average derived from multiple runs internally with a minimum of two independent experiments. ADMET data were generated internally or obtained from literature including NDAs. Results of a head-to-head comparison may differ from those set forth herein.

ELVN-001 is Selective for ABL1 Reference: Abl kinases are required for vascular function, Tie2, and angiopoietin-1-mediated survival. Pendergast et al. PNAS. 2013;110(30):12432-7. Cellular Phosphorylation IC50 (nM) Cellular Phosphorylation IC50 (nM) cKIT FLT3wt PDGFRb VEGFR2 cSRC ELVN-001 >10,000 >10,000 >10,000 >10,000 >10,000 Ponatinib 30 3.8 89 4.8 630 Nilotinib 200 >10,000 720 2,900 >10,000 Dasatinib 0.6 >1,000 7.1 >1,000 10 Bosutinib 1,000 4,700 7,900 >10,000 16 ELVN-001 has a very selective kinase profile Clean vs. key off-targets in cells 372 kinases screened at 1 µM compound (100 µM ATP) Kinases with >50% inhibition selected for IC50 determination >100x window vs. all but 2 kinases profiled ELVN-001 is also very clean (>10 µM) in an in vitro safety panel of >130 receptors Kinase IC50 (nM) ABL1 1 ABL2/ARG 31 TRKC 41 TNIK 110 LOK/STK10 183 LRRK2 486 FGR 550 ACK1 698 FYN 725 HGK/MAP4K4 973 LCK >1,000 Large window for ABL2/ARG may result in a favorable safety profile ELVN-001 (100 µM ATP)

ELVN-001 Potentially Affords an Improved Therapeutic Index MMR = Major molecular response. MTD = Maximum tolerated dose. NHP = Non-human primate 1Dasatinib was excluded from our analysis due to its short half-life in humans (3-5 hours), however early clinical responses correlated with dasatinib concentrations above its pCRKL IC50 for more than 13 hours. *NHP data for ponatinib, nilotinib, and dasatinib were obtained from the data reported for the maximum tolerated dose (MTD) in their respective NDAs (Cmin was estimated). NHP data from 28-day GLP tox study for ELVN-001 at 5 mg/kg, a well-tolerated, no adverse event dose (NOAEL) y-axis: mean Cmin plasma concentration at the human approved dose (or NHP MTD) divided by K562 pCRKL IC50 in 100% human serum   Reference: Ishida et al. Eur J Clin Pharmacol. 2016;72(2):185-93. Toxicology studies with other ABL TKIs show that the maximum tolerated drug exposure is similar between non-human primates and humans Data suggests ELVN-001 has the potential for significantly greater therapeutic index than existing TKIs Target Coverage at Cmin vs. 1L MMR Therapeutic Index vs. NHP Safety Margin Clear correlation between target coverage of the approved agents and major molecular response rate (MMR) at 12 months1 Phosphorylated CRKL or pCRKL IC50 represents a robust pharmacodynamic marker for BCR-ABL inhibition *

ELVN-001 Clinical Development Strategy Phase 1 TRIAL CP-CML intolerant / resistant T315I mutation GOALS Demonstrate potential for efficacy superior to 2nd Gen TKIs (at least as good as asciminib & ponatinib) at well tolerated dose(s) Identify dose(s) for Phase 1b and beyond Phase 1b / 2 TRIAL Late line single arm & T315I single arm Explore based on data (MMR/MR4.5) Earlier lines of therapy Combinations with approved TKIs (e.g., asciminib) GOALS Establish PoC for deep and durable responses in early line CML Demonstrate efficacy and safety profile suitable for initiating early line H2H Registrational / Phase 3 TRIAL File on 4L+ and T315I single arm data Initiate early line H2H vs. Physician’s Choice GOALS Accelerated Approval in late line CP-CML Initiate early line H2H for broad label accelerated approval in CP-CML CP-CML = Chronic-phase CML. H2H = Head-to-head. MMR = Major molecular response. MR4.5 = Deep molecular response. PoC = Proof of concept

ELVN-002 (HER2)

ELVN-002: Opportunity for a Selective Irreversible Pan-Mutant HER2 TKI Current HER2 TKI Landscape Designed to irreversibly inhibit HER2 and multiple key HER2 mutations, including HER2 YVMA and L755, and Selectively inhibit HER2 while sparing EGFR to prevent EGFR-related toxicities, with the potential for improved efficacy in NSCLC and other cancers Demonstrated superior pre-clinical activity in HER2-amplified subcutaneous and intracranial models, and an improved safety margin in NHPs compared to tucatinib Our HER2 Candidate: ELVN-002 The high degree of structural homology between EGFR and HER2 makes it difficult to design HER2-selective inhibitors Most approved and investigational agents are dual EGFR/HER2 inhibitors that are dose-limited by EGFR-driven toxicity Tucatinib is the only approved HER2-selective TKI, but lacks potency against key mutants, including HER2 YVMA, the most common Exon 20 insertion mutation (E20IM) in NSCLC, and L755, the most common HER2 breast cancer mutation Current HER2 TKIs do not achieve sufficient CNS free drug levels to address brain metastases, leading to disease progression in patients with lung and breast cancer We believe that our product candidate, if it achieves the target profile, will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases CNS = Central nervous. IM = Insertion mutation. NSCLC = Non-small cell lung caner. TKI = Tyrosine kinase inhibitor. NHP = non-human primate.

Initial Focus: HER2 Mutant NSCLC

Secondary Focus: Other HER2 Mutant Cancers

- Represents a **larger market** with **limited treatment options**

Indication Expansion: HER2 Amplified Cancers

US Market Size Estimates

HER2 Mutant NSCLC
~5K
Any HER2 Mutation
BRC
~3K
Other Solid
Tumors*
~5K
HER2 Overexpressing
Metastatic Breast
Cancer
~22K
GI
Cancers
~7K
0
5
10
30
US Incidence (1,000's)

33

HER2 Mutant NSCLC May Provide More Rapid Market Entrance Opportunity with Expansion into Other HER2-Driven Cancers to Follow *Other cancers include prostate, endometrial, gastric, stomach, hepatobiliary, etc. BRC = Breast cancer. GI = Gastrointestinal. NSCLC = Non-small cell lung cancer. MBC = Metastatic breast cancer Reference: Robichaux et al. Cancer Cell. 2019;36(4):444-457.e7; SGEN 2Q22 Investor Presentation (28July2022) Approximately 3% of NSCLC patients harbor HER2 mutations, for which there are no approved TKIs ~70% of all HER2 mutations in lung cancer are HER2 YVMA High unmet need in this indication may provide a fast to market opportunity Represents a larger market with limited treatment options Largest potential market opportunity, with nearly 30K metastatic patients across breast, colorectal, and gastric cancers Despite the advances in therapeutic options for HER2+ breast cancer, ~25% of patients experience primary or acquired resistance, and up to 50% of patients develop brain metastasis Despite limitations, Tukysa (tucatinib) is on a ~$335mm revenue run rate with only a 2L+ HER2+ MBC label Initial Focus: HER2 Mutant NSCLC Secondary Focus: Other HER2 Mutant Cancers Indication Expansion: HER2 Amplified Cancers US Market Size Estimates 30

HER2 Mutant NSCLC Landscape: No Approved Selective TKIs Compound Company Stage MoA Selectivity vs. EGFRWT HER2mut NSCLC Efficacy  Safety / Tolerability CURRENT & POTENTIAL FUTURE STANDARD OF CARE Platinum-doublet N/A N/A Chemo N/A ORR: ~25-35% mPFS: 4-7m Gr 3+ Neutropenia: 19% Nausea: 52% Constipation, diarrhea, vomiting, cough, dyspnea, decreased appetite (20-30% each) Trastuzumab deruxtecan (Enhertu®) Daiichi Sankyo FDA Approved (2L+) HER2-ADC topoisomerase payload HER2-specific ORR: 58% DOR: 8.7m Gr 3+ Neutropenia: 16%; Black Box Warning: 12% ILD/pneumonitis (all grades) All Grade Nausea (61%), Anemia (34%), Fatigue (32%) Dose discontinuation due to AE: 8% INVESTIGATIONAL TKIs Poziotinib Spectrum PDUFA Nov 2022 (ODAC 09/22) Irreversible, EGFR/HER2 < 1x ORR: ~28% mPFS: 5.5m Gr 3+: Rash (49%); Diarrhea (26%); Stomatitis (25%) All Grade Rash (91%); Diarrhea (82%); Stomatitis (69%); Paronychia (38%) Dose modifications due to AEs: 91% │ Dose discontinuations due to AEs: 13% Pyrotinib Jiangsu HengRui Medicine Phase 3 Irreversible, EGFR/HER2 < 1x ORR: 19% mPFS: 5.6m Gr 3+: Diarrhea (17%) All Grade  Diarrhea (86%); Fatigue (58%); Anemia (36%); Dizziness (33%); Decreased appetite (32%, Hand-foot syndrome (32%); Nausea (32%) Dose modification due to AEs: 8% BI-1810631 Boehringer Ingelheim Phase 1a Irreversible, HER2 > 100x NA Phase 1 in progress at 6 sites (US, Japan, China Netherlands) – As of April 2022, 11 pts dosed (QD and BID arm). Additional clinical pharmacology studies underway to bridge to a new formulation and assess food / PPI effect. Poor TKI selectivity of dual inhibitors resulting in EGFR-driven toxicities limits efficacy AE = Adverse event. BID = Twice a day. DOR = Duration of response. ILD = Interstitial lung disease. NSCLC = Non-small cell lung cancer. ORR = Overall response rate. PFS = Progression free survival. PPI = Proton pump inhibitor. TKI = Tyrosine kinase inhibitor References: Enhertu® (fam-trastuxumab deruxtecan) USPI; Le, et al. J. Clin Oncol 2021, 40:710-718; Song et al, BMC Medicine (2022) 20:42; NCT04886804, NCT05380947, ASCO TiP 2022

HER2 Breast Landscape: No Irreversible, Highly Selective TKI Option Compound Company MoA Clinical Usage HER2+ BRC Efficacy  Safety / Tolerability ANTIBODY DRUG CONJUGATES Enhertu (fam-trastuzumab deruxtecan) Daiichi Sankyo HER2-ADC topoisomerase payload 2L mPFS: NR (18.5-NE) ORR: 80% Gr 3+: Neutropenia: 20% All Grade: ILD (11%); Nausea (72%); Alopecia, Anemia, Vomiting (30-40% each) Discontinuation due to AE: 13% (median txt duration: 14m) Kadcyla (ado-trastuzumab emtansine) Roche HER2-ADC DM1 toxin payload 2L mPFS: 6.8m ORR: 35% Gr 3+: Thrombocytopenia: 25% All Grade: Nausea, Fatigue, AST/ALT increase (20-30% each) Discontinuation due to AE: 5% (median txt duration 7m) TYROSINE KINASE INHIBITORS Tukysa (tucatinib + trastuzumab + capecitabine) Seagen Reversible, HER2 TKI 3L+ (CNS mets) mPFS: 7.8m ORR: 40.6% mOS: 21.9m Gr 3+: PPE / Diarrhea (12-13% each) All Grade: Diarrhea (80%); PPE (63%); Fatigue, Nausea (~50% each) Discontinuation due to AE: 6% (median txt duration 7m) Tucatinib (single agent) Seagen Reversible, HER2 TKI N/A ORR: 11% CBR: 22% (med prior tx: 6) Gr 3+: ALT increase (4%); Rash (4%); Diarrhea (0%) All Grade: Diarrhea (26-33%); Nausea (33%); Fatigue (18%) CHEMOTHERAPY Xeloda (capecitabine) Roche Chemo 3L+ ORR: 25% DoR: 5m Gr 3+: Diarrhea (15%); PPE (11%); Nausea, Vomiting (4% each) All Grade: PPE / Diarrhea (57% each); Nausea (53%); Vomiting (37%) Discontinuation due to AE: 8% (median txt duration 3.8m) AE = Adverse event. ADC = Antibody drug conjugate. AST = Aspartate aminotransferase. ALT = Alanine transaminase. ILD = Interstitial lung disease. NE = Not evaluable. NR = Not reached. ORR = Overall response rate. PFS = Progression free survival. PPE = Palmar-plantar erythrodysesthesia. OS = Overall survival. TKI = Tyrosine kinase inhibitor. References: Cortes J et al, Trastuzumab Deruxtecan versus Trastuzumab Emtansine for Breast Cancer, NEJM 2022; Murthy RK et al, Tucatinib, Trastuzumab, and Capecitabine for HER2-Positive Metastatic Breast Cancer. NEJM 2020; Moulder S et al., Phase I Study of ONT-380, a HER2 Inhibitor, in Patients with HER2-Advanced Solid Tumors,. Clin Cancer Res; 23(14); Stricker et al, A phase II study of tucatinib and trastuzumab for HER2-positive mCRC (ESMO 2022); Xeloda® USPI, 2015 No selective, irreversible TKI to meaningfully address brain metastases

Target Product Profile ELVN-002 Clinical Focus and Target Product Profile Monotherapy in HER2-driven solid tumors Evaluate the safety in the combination with ADCs in HER2+ breast cancer and HER2 mutant NSCLC Single-arm study with potential to support accelerated approval 1L HER2 mutant NSCLC +/- SOC Evaluate HER2+ CRC and HER2+ Breast in combination with SOC Explore other HER2 mutant solid tumors with “basket study” Dose Escalation in solid tumors with HER2 alterations Expansion: 2L+ HER2 mutant NSCLC Multiple Indication Opportunities Activity against: HER2 mutant NSCLC (e.g., Exon 20 IM) and Breast Cancer (e.g., L775) HER2 amplified and/or overexpressed tumors (breast, CRC, etc.) Brain metastases Selective: vs. wild-type EGFR Safety/tolerability: minimal GI and skin toxicity (avoid EGFR-tox) Combinable: with SOC including ADCs across HER2-driven tumors Convenient: oral QD or BID Our Opportunity Drive Durable Responses Well Tolerated CNS activity ADC = Antibody drug conjugate. BID = twice daily. CNS = Central nervous system. CRC = Colorectal cancer. GI = Gastrointestinal. NSCLC = non-small cell lung cancer. SOC = Standard of care. TKI = Tyrosine kinase inhibitors. QD = once daily

ELVN-002 Had Favorable Mutant Coverage Compared to Tucatinib

Ba/F3 HER2 Mutation	Proliferation IC50 [nM]		Proliferation IC50 Fold over	
	Tucatinib	ELVN-002	Tucatinib	ELVN-002
wild-type	29	6	1	1
P95	33	11	1	2
HER2 Exon20 Insertion Mutations				
A775-G776-ins-C	24	2	1	0.2
A775-G776-ins-YVMA	225	11	8	2
A775-G776-ins-YVMS	510	15	18	2
A775-G776-ins-SVMA	157	6	5	1
A775-G776-ins-VVMA	294	12	10	2
A775-G776-ins-MMAY	287	7	10	1
A775-G776-ins-YVMA-R678Q	642	14	22	2
G776VC	499	17	17	3
G776-del-ins-IC	1104	41	38	7
G776-del-ins-LC	88	13	3	2
G776-del-ins-VV	1239	34	43	5
G776-V777-del-ins-CVC	209	13	7	2
G776-Del-ins-AVGC	438	14	15	2
V777-G778-ins-GC	20	5	1	1
P780-Y781-ins-GSP	29	3	1	1
Common HER2 Point Mutations				
S310F	11	3	0.4	0.5
S310Y	12	3	0.4	0.5
R678Q	29	5	1	1
L755S	418	8	14	1
L755P	1284	21	44	3
D769N	7	2	0.3	0.3
V773M	64	4	2	1
V777L	11	3	0.4	1
T798M	3412	194	118	32
L869R	148	2	5	0.4
L869R/T798I	2524	43	87	7
V842I	21	4	1	1
BaF3 parental cell line	>10000	>10000	>10000	>10000
EGFR	>10000	>10000	>10000	>10000

YVMA: 71% E20IM NSCLC

VC: 11% E20IM NSCLC

22% HER2^{mut} BRC

37

ELVN-002 Had Favorable Mutant Coverage Compared to Tucatinib Common HER2 Point Mutations HER2 Exon20 Insertion Mutations YVMA: 71% E20IM NSCLC 22% HER2mut BRC VC: 11% E20IM NSCLC Ba/F3HER2 Mutation Proliferation IC50 Fold over HER2 wt Ba/F3HER2 Mutation Proliferation IC50 [nM] Proliferation IC50 Fold over HER2 wt ELV-1925 ELV-1731 ELV-1496 Tucatinib Tucatinib ELVN-002 Tucatinib ELVN-002 wild-type 1 1 1 1 wild-type 28.96 6.1 1 1 P95 3 3 1 2 P95 33.364999999999995 10.989999999999998 1.15210635359116 1.8016393442622949 YVMA 3 2 3 11 A775-G776-ins-C 24.39 1.5149999999999999 0.84219613259668513 0.24836065573770491 G776VC 4 2 2 7 A775-G776-ins-YVMA 225.33499999999998 10.5 7.7809046961325956 1.7213114754098362 P780-Y781 ins GSP 1 1 1 1.4258555133079847 A775-G776-ins-YVMS 509.505 14.594999999999999 17.593404696132595 2.3926229508196721 V777-G778 ins GC 1 1 1 0.26273764258555132 A775-G776-ins-SVMA 157.33499999999998 5.51 5.4328383977900545 0.90327868852459015 L755S 2 1 3 14.144486692015208 A775-G776-ins-VVMA 294.04000000000002 11.745000000000001 10.153314917127073 1.925409836065574 L755P 3 4 102.6615969581749 A775-G776-ins-MMAY 286.96500000000003 6.9 9.909012430939228 1.1311475409836067 V777L 1 1 1 0.13498098859315588 A775-G776-ins-YVMA-R678Q 641.99 13.95 22.168162983425415 2.2868852459016393 S310F 1 1 1 0.47908745247148288 G776VC 498.78499999999997 16.98 17.22323895027624 2.7836065573770492 S310Y 1 1 1 0.32661596958174904 G776-del-ins-IC 1103.97 40.93 38.12051104972376 6.7098360655737705 L869R 1 0.5 1 1.7642585551330798 G776-del-ins-LC 87.775000000000006 13.149999999999999 3.0309046961325969 2.1557377049180326 EGFR WT >1,000 >1,000 >1,000 >380 G776-del-ins-VV 1239.2950000000001 33.51 42.793335635359121 5.4934426229508198 G776-V777-del-ins-CVC 209.26999999999998 13.344999999999999 7.2261740331491708 2.1877049180327868 G776-Del-ins-AVGC 437.74 14.414999999999999 15.115331491712707 2.3631147540983606 12/3/2021 data: PH-ELV-1925-0 PH-ELV-1731-0 PH-ELV-1496-0 PH-ELV-105-0 V777-G778-ins-GC 20.259999999999998 5.07 0.69958563535911589 0.83114754098360666 wild-type 1 1 1 1 P780-Y781-ins-GSP 28.585000000000001 3.3600000000000003 0.98705110497237569 0.55081967213114758 P95 2.8689492325855963 2.8818443804034581 1.4037383177570093 1.5688329839273232 S310F 10.994999999999999 2.9249999999999998 0.37966160220994472 0.47950819672131145 YVMA 2.5914994096812278 2.4279538904899134 3.1401869158878508 10.167714884696014 S310Y 12.344999999999999 3.0249999999999999 0.4262776243093922 0.49590163934426229 G776VC 2.7213695395513575 2.4423631123919312 1.8878504672897196 6.464011180992312 R678Q 28.939999999999998 4.72 0.99930939226519322 0.77377049180327873 P780-Y781 ins GSP 0.665289256198347 0.60878962536023051 0.69345794392523363 0.98066620079198674 L755S 418.26499999999999 7.82 14.44285220994475 1.2819672131147541 V777-G778 ins GC 1.1629279811097992 1.0432276657060517 0.68598130841121496 0.6256114605171208 L755P 1284.23 21.009999999999998 44.344958563535911 3.444262295081967 L755S 1.3394332939787483 1.3443804034582132 2.8037383177570097 12.310738411367339 D769N 7.33 1.655 0.25310773480662985 0.27131147540983608 L755P 3.778040141676505 2.3414985590778095 3.5327102803738319 96.610761705101311 V773M 63.984999999999999 3.7549999999999999 2.2094267955801103 0.61557377049180328 V777L 0.53837072018890197 0.61527377521613824 0.80560747663551402 0.12403913347309571 V777L 10.89 3.21 0.37603591160220995 0.52622950819672132 S310F 0.5714285714285714 0.55043227665706052 0.594392523364486 0.44025157232704393 T798M 3412.375 193.64999999999998 117.83062845303867 31.745901639344261 S310Y 0.49232585596221956 0.58501440922190207 0.61495327102803743 0.30013976240391327 L869R 148.26 2.1850000000000001 5.1194751381215466 0.35819672131147545 L869R 0.57024793388429751 0.48775216138328525 1.3383177570093459 1.6212438853948286 L869R/T798I 2524.0700000000002 42.805000000000007 87.157113259668506 7.0172131147540995 EGFR WT #VALUE! #VALUE! #VALUE! #VALUE! V842I 21.34 3.59 0.73687845303867405 0.58852459016393444 BaF3 parental cell line >10000 >10000 >10000 >10000 EGFR >10000 >10000 >10000 >10000

ELVN-002 Potently Inhibited HER2 & HER2 Mutants While Sparing EGFR Poziotinib Pyrotinib Tucatinib ELVN-002 BT474 HER2WT pHER2 IC50 3.5 13 12 13 Beas2b HER2S310F pHER2 IC50 1.9 2 16 2.8 Beas2b HER2L755S pHER2 IC50 4 3.5 99 4.7 Beas2b HER2YVMA pHER2 IC50 2.1 5 127 4.2 Beas2b HER2YVMA pHER2 IC50  in 100% human serum (fold shift) 69 (33x) 324 (65x) >1000 (~10x) 33 (8x) BT474 (HER2wt) cytotox IC50 0.9 2.3 22 3.9 NCI-N87 (HER2wt) cytotox IC50 0.4 2.6 44 3.3 Ba/F3 HER2YVMA  cytotox IC50 1.5 3.2 119 5.1 H2073 (EGFRwt) pEGFR IC50 1.4 6.4 >10000 2160 A431 (EGFRwt) pEGFR IC50 1.3 10 >10000 2290 A431 (EGFRwt) cytotox IC50 0.6 75 >10000 3530 Human Hepatocyte stability, extraction ratio 68 74 76 22 GSH in human liver cytosol, (% remaining @ 1h) 80% 34% - 70% Kinetic Solubility pH 7.4 (uM) 5.6 < 0.1 9.3 260 In contrast to tucatinib, potent pharmacodynamic activity for HER2 YVMA (71% of E20IM NSCLC) & HER2 L755 (22% HERmut BRC) In contrast to dual inhibitors, our candidates spare EGFR ELVN-002 has exceptional drug like properties and PK profile for a covalent TKI

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A431 / Beas2b HER2 YVMA
H2073 / Beas2b HER2 YVMA
Mobocertinib
Poziotinib
Pyrotinib
BDTX-189
ELVN-002
Investigational dual inhibitors
Our selective product candidate

Lack of Differentiation Across Next Generation TKIs

Neratinib

Poor efficacy & tolerability in HER2 mutant setting

Pyrotinib

BDTX-189

Poor efficacy & tolerability in HER2 mutant setting

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Current investigational dual EGFR/HER2 TKIs are roughly equipotent against EGFR and HER2 YVMA ELVN-002 was >100x More Selective for HER2 YVMA Relative to EGFR Than Dual EGFR/HER2 Competitors Lack of Differentiation Across Next Generation TKIs Neratinib Pyrotinib BDTX-189 Poor efficacy & tolerability in HER2 mutant setting Phase 1b/2 30% ORR in HER2 mutant NSCLC, poor tolerability Poor efficacy & tolerability in HER2 mutant setting Investigational dual inhibitors Our selective product candidate ORR = Overall response rate. NSCLC = Non-small cell lung cancer. TKI = Tyrosine kinase inhibitor.

Beas2b HER2 YVMA Xenograft TGI

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3/8 mice required dose holiday(s) starting day 11

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ELVN-002 Demonstrated Robust Anti-Tumor Activity in Beas2b HER2 YVMA Xenograft Model at Well-Tolerated Doses BID = Twice a day. MTD = Maximum tolerated dose. TGI = Tumor growth inhibition. QD = Once a day Tucatinib 300 mg BID (tablet) human AUCtau ~5,234 ng*hr/mL (NDA); mouse 100 mg/kg AUC ~143,600 ng*hr/mL (internal data) Pozi 16 mg human AUC ~450 ng*hr/mL (Spectrum website); mouse 1 mg/kg AUC ~3,500 ng*hr/mL (internal data) Poziotinib’s MTD in this model was 1 mg/kg, and this dose yielded an exposure ~8x its human exposure at 16 mg QD ELVN-002 yielded deep tumor regressions, and all doses tested were well-tolerated Minimal TGI vs. YVMA observed with tucatinib treatment up to ~14x its human exposure at 300 mg BID Beas2b HER2 YVMA Xenograft TGI Beas2b HER2 YVMA Xenograft Body Weight Change 3/8 mice required dose holiday(s) starting day 11

NCI-N87 HER2^{wt} Intracranial (CNS) Model

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Tucatinib vs. ELVN-002 Nude Mouse PK

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ELVN-002 Demonstrated Robust CNS Anti-Tumor Activity in NCI-N87 HER2 amp Intracranial Model at Well-Tolerated Doses BID = Twice a day. QD = Once a day Tucatinib 300 mg BID (tablet) human AUCtau ~5,234 ng*hr/mL (NDA); mouse 50 mg/kg BID AUC ~47,300 ng*hr/mL (combined), mouse 75 mg/kg BID AUC ~123,000 ng*hr/mL (combined) (internal data) ELVN-002 10 mg/kg nude mouse AUC ~1,260 ng*hr/mL ELVN-002 yielded sustained tumor regressions in the NCI-N87 intracranial model, and all doses tested were well-tolerated Tucatinib treatment of 50 & 75 mg/kg BID results in ~4.5x & ~12x its human exposure at 300 mg BID ELVN-002 exhibited superior CNS anti-tumor activity at ~40-100x lower exposures compared to tucatinib in this model NCI-N87 HER2wt Intracranial (CNS) Model Tucatinib vs. ELVN-002 Nude Mouse PK

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ELVN-002 2.5 mg/kg QD
ELVN-002 5 mg/kg QD
ELVN-002 10 mg/kg QD
ELVN-002 20 mg/kg QD

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ELVN-002 3.5 mg/kg QD
T-DXd 1.5 mg/kg Q3W × 1
ELVN-002 3.5 mg/kg QD + T-DXd 1.5 mg/kg Q3W x1

42

ELVN-002 Demonstrated Robust Anti-Tumor Activity & Additive Activity in Combination with Enhertu at Well-Tolerated Doses ELVN-002 yielded deep tumor regressions in the NCI-N87 xenograft model, and all doses tested were well-tolerated Low dose ELVN-002 combined with Enhertu resulted in additive activity and deep tumor regressions in the same model In contrast to reversible inhibitors like tucatinib, irreversible inhibitors have been shown mechanistically to drive increased receptor internalization, and there is both preclinical and clinical precedent for additive activity upon combining irreversible TKIs with ADCs in HER2-driven settings NCI-N87 HER2wt Xenograft TGI: ELVN-002 Mono NCI-N87 HER2wt Xenograft TGI: Enhertu Combo References: Li et al. Cancer Disc 2020; Abraham et al. J Clin Oncol 2019

ELVN-002 Achieved a Wide Safety Margin in Preclinical Species ELVN-002 28-day GLP Tox NHP TK ELVN-002 Safety Margin at NHP NOAEL Dose (mg/kg) Fold vs. Highly Efficacious Exposure Fold vs. Tucatinib TGI-matched exposure 5 2 5 10 5 12 15 8 22 NHP NOAEL Based on preclinical exposures (AUC), ELVN-002 had a >10x larger safety margin compared to tucatinib in NHPs (HER2 amp setting) At its 28-day NOAEL, ELVN-002 had a wide safety margin in non-human primates (NHPs) and even wider safety margin in rats At its approved dose, tucatinib only achieves IC90 all day in ~40% of patients Due to its larger safety margin, irreversible inhibition and improved PK profile, we believe ELVN-002 has the potential to achieve better target inhibition and improved efficacy compared to tucatinib NHP = Non-human primate. NOAEL = No observed adverse event level. Highly Efficacious Exposure equals the total AUC of ELVN-002 at 5 mg/kg in NOD-SCID mouse (836 ng*hr/mL), which yielded robust tumor regression in a HER YVMA xenograft To determine Fold vs. Tucatinib TGI-matched exposure, we use the linearly extrapolated AUC of ELVN-002 at 2.5 mg/kg in Nude mouse, which roughly matches the TGI of Tucatinib at 20 mg/kg BID measured in an NCI-N87 xenograft model ELVN-002 NHP data shown are measured averages from Day 1 TK male animals in a 28-day GLP tox study References: Tucatinib NDA; Moulder, SL; et al. Data from a Completed Phase 1 Study to Assess the Safety, Tolerability and PK of ARRY-380 - an Oral Inhibitor of HER2. SABCS, December 8-12, 2010, San Antonio, TX.

ELVN-002 Clinical Development Strategy Phase 1 TRIAL HER2 mutant (e.g., Exon 20 IM) HER2 amplified or overexpressed GOALS Demonstrate potential for efficacy at well tolerated dose(s) Identify dose(s) for Phase 1b and beyond Phase 1b / 2 TRIAL Late line HER2-mutant NSCLC Explore based on data Earlier lines of therapy Combinations with approved ADCs (e.g., trastuzumab deruxtecan) GOALS Establish PoC for HER2-mutant NSCLC Evaluate intracranial activity and combinability with approved ADCs Explore potential beyond NSCLC in other HER2-driven solid tumors (i.e., MBC, CRC, etc.) Registrational / Phase 3 TRIAL File on Late line HER2-mutant NSCLC Initial registrational studies HTH against standard of care as mono or combination with HER2 ADC in NSCLC and breast GOALS Accelerated Approval in late line HER2-mutant NSCLC Initiate registrational studies in early line MBC and HER2-mutant NSCLC ADC = Antibody drug conjugate. CRC = Colorectal cancer. MBC = Metastatic breast cancer. NSCLC = Non-small cell lung cancer. PoC = Proof of concept

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